
10012995


XILINX

2010
FORM 10-K & PROXY



FINANCIAL HIGHLIGHTS

(In Thousands, Except Per Share Amounts)	FY 2010	FY 2009*
Net Revenues	$ 1,833,554	$ 1,825,184
Operating Income	$ 432,149	$ 429,518
Net Income	$ 357,484	$ 361,719
Diluted Earnings Per Share	$ 1.29	$ 1.31
Cash Dividends Declared Per Share	$ 0.60	$ 0.56

NET REVENUES BY END MARKETS
(Percent of Total Net Revenues)

	FY 2010	FY 2009*
Communications	47%	44%
Industrial & Other	31%	32%
Consumer & Automotive	15%	16%
Data Processing	7%	8%

NET REVENUES BY GEOGRAPHY
(Percent of Total Net Revenues)

	FY 2010	FY 2009*
North America	34%	34%
Asia Pacific	35%	33%
Europe	22%	23%
Japan	9%	10%

*As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010.




XILINX


SEC MAIL PROCESSING
RECEIVED
JUN 25 2010
WASH D.C.
193
SECTION

2010 FORM 10-K



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended April 3, 2010.

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______to______.

Commission File Number 000-18548

Xilinx, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**77-0188631**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2100 Logic Drive, San Jose, CA	**95124**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) **(408) 559-7778**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common stock, $0.01 par value	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant based upon the closing price of the registrant's common stock on September 26, 2009 as reported on the NASDAQ Global Select Market was approximately $4,185,651,000. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of May 21, 2010, the registrant had 273,858,235 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the Registrant's Annual Meeting of Stockholders to be held on August 11, 2010 are incorporated by reference into Part III of this Annual Report on Form 10-K.

XILINX, INC.
FORM 10-K
For the Fiscal Year Ended April 3, 2010
TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	18
Item 2.	Properties	18
Item 3.	Legal Proceedings	18
Item 4.	Submission of Matters to a Vote of Security Holders	19
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	20
Item 6.	Selected Financial Data	22
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	23
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	37
Item 8.	Financial Statements and Supplementary Data	38
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	73
Item 9A.	Controls and Procedures	73
Item 9B.	Other Information	73
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	74
Item 11.	Executive Compensation	74
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	74
Item 13.	Certain Relationships and Related Transactions, and Director Independence	75
Item 14.	Principal Accountant Fees and Services	75
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	76
Signatures		78

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be found throughout this Annual Report and particularly in Items 1. "Business" and 3. "Legal Proceedings" which contain discussions concerning our development efforts, strategy, new product introductions, backlog and litigation. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially and adversely from those expressed or implied. Such risks include, but are not limited to, those discussed throughout this document as well as in Item 1A. "Risk Factors." Often, forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" and other similar terminology, or the negative of such terms. We disclaim any responsibility to update or revise any forward-looking statement provided in this Annual Report or in any of our other communications for any reason.

ITEM 1. BUSINESS

Xilinx, Inc. (Xilinx, the Company or we) designs, develops and markets programmable platforms. These programmable platforms have several components:

- integrated circuits (ICs) in the form of programmable logic devices (PLDs);
- software design tools to program the PLDs;
- targeted reference designs;
- printed circuit boards; and
- intellectual property (IP) cores.

In addition to its programmable platforms, Xilinx provides design services, customer training, field engineering and technical support.

Our PLDs include field programmable gate arrays (FPGAs) and complex programmable logic devices (CPLDs) that our customers program to perform desired logic functions. Our products are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in end markets such as wired and wireless communications, industrial, scientific and medical, aerospace and defense, audio, video and broadcast, consumer, automotive and data processing. We sell our products globally through independent domestic and foreign distributors and through direct sales to original equipment manufacturers (OEMs) by a network of independent sales representative firms and by a direct sales management organization.

Xilinx was founded and incorporated in California in February 1984. In April 1990, the Company reincorporated in Delaware. Our corporate facilities and executive offices are located at 2100 Logic Drive, San Jose, California 95124, and our website address is www.xilinx.com.

Industry Overview

There are three principal types of ICs used in most digital electronic systems: processors, which generally are utilized for control and computing tasks; memory devices, which are used for storing program instructions and data; and logic devices, which generally are used to manage the interchange and manipulation of digital signals within a system. Xilinx designs and develops PLDs, a type of logic device. Alternatives to PLDs include application specific integrated circuits (ASICs) and application specific standard products (ASSPs). PLDs, ASICs and ASSPs compete with each other since they may be utilized in many of the same types of applications within electronic systems. However, variations in unit pricing, development cost, product performance, reliability, power consumption, capacity, functionality, ease of use and time-to-market determine the degree to which the devices compete for specific applications.

Key PLD competitive advantages versus competing ASICs and ASSPs include:

- Faster time-to-market and increased design flexibility. Both of these advantages are enabled by Xilinx desktop software which allows users to implement and revise their designs quickly. In contrast, ASICs and ASSPs require significant development time and offer limited, if any, flexibility to make design changes.
- PLDs are standard components. This means that the same device can be sold to many different users for myriad of applications. In sharp contrast, ASICs and ASSPs are customized for an individual user or a specific application.

PLDs are generally disadvantaged in terms of relative device size. ASICs and ASSPs tend to be smaller than PLDs, resulting in a lower unit cost. However, there is a high fixed cost associated with ASIC and ASSP development that is not applicable to PLD customers. This fixed cost of development is expected to significantly increase on next generation technology nodes. From a total cost of development perspective, ASICs and ASSPs have generally been more cost effective when used in high-volume production; and, PLDs when used in low- to mid-volume production. However, we expect PLDs to be able to address higher volume applications and gain market share from ASIC and ASSP suppliers as the fixed cost of ASIC and ASSP development increases on next generation technology nodes, eroding their respective cost advantages.

An overview of typical PLD end market applications for our products is shown in the following table:

End Markets	Sub-Segments	Applications
Communications	Wireless	• 3G/4G Base Stations • Wireless Backhaul
	Wireline	• Metro Area Networks • Optical Networks • Enterprise Switches • Mid-end and High-end Routers
Industrial and Other	Industrial, Scientific and Medical	• Factory Automation • Medical Imaging • Test and Measurement Equipment
	Aerospace and Defense	• Satellite Surveillance • Radar and Sonar Systems • Secure Communications
Consumer and Automotive	Consumer	• Digital Televisions • Digital Video Recorders • SetTop Boxes
	Automotive	• Infotainment Systems • Driver Information Systems • Vision-Based Driver Assistance Systems
	Audio, Video and Broadcast	• Cable Head-end Systems • Post Production Equipment • Broadcast Cameras
Data Processing	Storage and Servers	• Security and Encryption • Computer Peripherals
	Office Automation	• Copiers • Printers

Strategy and Competition

Our strategy for expansion is the displacement of ASICs and ASSPs in the development of next generation electronic systems. The costs and risks associated with application-specific devices can only be justified for a short list of ultra-high volume commodity products. Programmable platforms, alternatively, are becoming critical for our customers to meet increasingly stringent product requirements – cost, power, performance, and density – in a business environment characterized by increased complexity, shrinking market windows, rapidly changing market demands, capped engineering budgets, escalating ASIC and ASSP non-recurring engineering costs, and increased risk.

With every new generation of FPGAs, our strategy is to increase the performance, densities and system-level functionality, while driving down cost and power consumption, at each manufacturing process node. Secondly, our strategy is to provide simpler, smarter programmable platforms and design methodologies that free up engineers to focus on end product innovation and differentiation.

Our PLDs compete in the logic IC industry, an industry that is intensely competitive and characterized by rapid technological change, increasing levels of integration, product obsolescence and continuous price erosion. We expect increased competition from our primary PLD competitors, Altera Corporation (Altera), Lattice Semiconductor Corporation (Lattice) and Actel Corporation (Actel), from the ASIC market, which has been ongoing since the inception of FPGAs, from the ASSP market, and from new companies that may enter the traditional programmable logic market segment. Other competitors include manufacturers of:

- high-density programmable logic products characterized by FPGA-type architectures;
- high-volume and low-cost FPGAs as programmable replacements for ASICs and ASSPs;
- ASICs and ASSPs with incremental amounts of embedded programmable logic;
- high-speed, low-density CPLDs;
- high-performance digital signal processing (DSP) devices;
- products with embedded processors;
- products with embedded multi-gigabit transceivers; and
- other new or emerging programmable logic products.

We believe that important competitive factors in the logic IC industry include:

- product pricing;
- time-to-market;
- product performance, reliability, quality, power consumption and density;
- field upgradability;
- adaptability of products to specific applications;
- ease of use and functionality of software design tools;
- availability and functionality of predefined IP cores of logic;
- inventory management;
- access to leading-edge process technology and assembly capacity; and
- ability to provide timely customer service and support.

Silicon Product Overview

A brief overview of the silicon product offerings, which comprise the majority of our revenues, follows in the table below. Some of our more mature product families have been excluded from the table although they continue to generate revenues. We operate and track our results in one operating segment for financial reporting purposes.

Product Families

FPGAs	Date Introduced	Capacity	Process Technology
Virtex®-6	February 2009	75K to 760K Logic Cells	40-nanometer (nm)
Virtex-5	May 2006	20K to 330K Logic Cells	65-nm
Virtex-4	June 2004	12K to 200K Logic Cells	90-nm
Virtex-II Pro	March 2002	3K to 99K Logic Cells	130-nm
Virtex-II	January 2001	1K to 104K Logic Cells	150-nm
Spartan®-6	February 2009	4K to 150K Logic Cells	45-nm
Spartan-3A	December 2006	2K to 54K Logic Cells	90-nm
Spartan-3E	March 2005	2K to 33K Logic Cells	90-nm
Spartan-3	April 2003	2K to 75K Logic Cells	90-nm
Spartan-IIE	November 2001	2K to 16K Logic Cells	150-nm

CPLDs	Date Introduced	Capacity	Process Technology
CoolRunner™-II	January 2002	32 to 512 Macrocells	180-nm

Virtex FPGAs

The Virtex-6 FPGA family consists of 13 devices and is the sixth generation in the Virtex series of FPGAs. Virtex-6 FPGAs are fabricated on a high-performance, 40-nm process technology. There are three Virtex-6 families, and each is optimized to deliver different feature mixes to address a variety of markets as follows:

- Virtex-6 LXT FPGAs - optimized for applications that require high-performance logic, DSP and serial connectivity with low-power 6.6G serial transceivers.
- Virtex-6 SXT FPGAs - optimized for applications that require ultra high-performance DSP and serial connectivity with low-power 6.6G serial transceivers.
- Virtex-6 HXT FPGAs - optimized for communications applications that require the highest-speed serial connectivity with up to 11.2G serial transceivers.

The Virtex-5 FPGA family consists of 26 devices in five product families: Virtex-5 LX FPGAs for logic-intensive designs, Virtex-5 LXT FPGAs for high-performance logic with serial connectivity, Virtex-5 SXT FPGAs for high-performance DSP with serial connectivity, Virtex-5 FXT FPGAs for embedded processing with serial connectivity and Virtex-5 TXT FPGAs for high-bandwidth serial connectivity.

Prior generation Virtex families include Virtex-4, Virtex-II Pro, Virtex-II, Virtex-E and the original Virtex family.

Spartan FPGAs

The sixth generation in the Spartan FPGA series, the Spartan-6 FPGA family, is fabricated on a low-power 45-nm process technology. The Spartan-6 family is the PLD industry's first 45-nm high-volume FPGA family, consisting of 11 devices in two product families:

- Spartan-6 LX FPGAs – optimized for applications needing the lowest cost.
- Spartan-6 LXT FPGAs – optimized for applications that require LX features plus 3.125G serial transceivers.

Spartan-3 FPGAs are 90-nm FPGAs and include the original Spartan-3 family, the Spartan-3E family and the Spartan-3A family.

Prior generation Spartan families include Spartan-IIE, Spartan-II, Spartan XL and the original Spartan family.

CPLDs

CPLDs operate on the lowest end of the programmable logic density spectrum. CPLDs are single-chip, nonvolatile solutions characterized by instant-on and universal interconnect. CPLDs combine the advantages of ultra low power consumption with the benefits of high performance and low cost. Prior generations of CPLDs include the CoolRunner and XC9500 product families.

EasyPath™ FPGAs

EasyPath FPGAs offer customers a fast, simple method of cost-reducing FPGA designs. EasyPath FPGAs use the same production masks and fabrication process as standard FPGAs and are tested to a specific customer application to improve yield and lower costs. As a result, EasyPath FPGAs provide customers with significant cost reduction when compared to the standard FPGA devices without the conversion risk, conversion engineering effort or the additional time required to move to an ASIC. The latest generation of EasyPath FPGAs, EasyPath-6 FPGAs, provide lower total product cost of ownership for cost-reducing high performance FPGAs.

Design Platforms and Services

Programmable Platforms

We offer three types of programmable platforms that support our customers' designs and reduce their development efforts:

The Base Platform is the delivery vehicle for all new silicon offerings used to develop and run customer-specific software applications and hardware designs. Released at launch, the Base Platform is comprised of: FPGA silicon; ISE® (Integrated

Software Environment) Design Suite design environment; integration support of optional third-party synthesis, simulation, and signal integrity tools; reference designs; development boards and IP cores.

The Domain-Specific Platform targets one of the three primary Xilinx FPGA user profiles: the embedded processing developer; the DSP developer; or the logic/connectivity developer. It accomplishes this by augmenting the Base Platform with a targeted set of integrated technologies, including: higher-level design methodologies and tools; domain-specific IP including embedded, DSP and connectivity; domain-specific development hardware and reference designs; and operating systems and software.

The Market-Specific Platform enables software or hardware developers to quickly build and run their specific application or solution. Built for specific markets such as automotive, consumer, aerospace and defense, communications, audio, video and broadcast, industrial, or scientific and medical, the Market-Specific Platform integrates both the Base and Domain-Specific Platforms with higher targeted applications elements such as IP, reference designs and boards optimized for a particular market.

Design Tools

To accommodate the various design methodologies and design flows employed by the wide range of our customers' user profiles such as system designers, algorithm designers, software coders and logic designers, we provide the appropriate design environment tailored to each user profile for design creation, design implementation and design verification.

The Xilinx ISE Design Suite features a complete tool chain for the three domain-specific categories: embedded, DSP and logic/connectivity. To further enhance productivity and help customers better manage the complexity of their designs, the ISE Design Suite enables designers to target area, performance, or power by simply selecting a design goal in the setup. The Xilinx ISE Design Suite also integrates with a wide range of third-party electronic design automation (EDA) software point-tools offerings.

Intellectual Property

Xilinx and various third parties offer hundreds of free and for-license IP components to accelerate our customers' time to market, including a host of widely used IP such as Ethernet, memory controllers, and PCIe®, as well as an abundance of domain-specific IP in the areas of embedded, DSP and connectivity, as well as market-specific IP. In addition, we have announced a partnership agreement with ARM® to define the next-generation ARM AMBA® AXI-4 interconnect technology that is enhanced and optimized for FPGA architectures to facilitate plug-and-play FPGA design and take advantage of the large ecosystem of ARM IP developers.

Development Boards, Kits and Configuration Products

In addition to the broad selection of legacy development boards presently offered, we have introduced a new unified board strategy that enables the creation of a standardized and coordinated set of base boards available both from Xilinx and our ecosystem partners, all utilizing the industry-standard extensions that enable customization for market specific applications. Adopting this standard for all of our base boards enables the creation of a unified, scalable and extensible delivery mechanism for all Xilinx programmable platforms.

We also offer comprehensive development kits including hardware, design tools, IP and reference designs that are designed to streamline and accelerate the development of domain-specific and market-specific applications.

Finally, Xilinx offers a range of configuration products including one-time programmable and in-system programmable storage devices to configure Xilinx FPGAs. These PROM (programmable read-only memory) products support all of our FPGA devices.

Third-Party Alliances

Xilinx and certain third parties have developed and continue to offer a robust ecosystem of IP, boards, tools, services, and support through the Xilinx alliance program. Xilinx also works with these third parties to make our programmable platforms available through third-party tools, IP, software, boards, and design services, and leveraged in customer designs.

Engineering Services

Xilinx engineering services provide customers with engineering resources to augment their design team and to provide expert design-specific advice. Xilinx tailors its engineering services to the needs of its customer, ranging from hands-on training to full design creation and implementation.

See information under the caption "Results of Operations – Net Revenues" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information about our revenues from our product families.

Research and Development

Our research and development (R&D) activities are primarily directed towards the design of new ICs, the development of new software design automation tools for hardware and embedded software, the design of logic IP cores, the adoption of advanced semiconductor manufacturing processes for ongoing cost reductions, performance and signal integrity improvements and the lowering of PLD power consumption. As a result of our R&D efforts, we have introduced a number of new products during the past several years including the Virtex-6 and Spartan-6 families. Additionally, we have made enhancements to our IP core offerings and introduced new versions of our ISE Design Suite. We extended our collaboration with our foundry suppliers in the development of 65-nm, 45-nm and 40-nm manufacturing technology and we were the first company in the PLD industry to ship 45-nm high-volume FPGA devices.

Our R&D challenge is to continue to develop new products that create cost-effective solutions for customers. In fiscal 2010, 2009 and 2008, our R&D expenses were $369.5 million, $355.4 million and $358.1 million, respectively. We believe technical leadership and innovation are essential to our future success and we are committed to maintaining a significant level of R&D investment.

Sales and Distribution

We sell our products to OEMs and to electronic components distributors who resell these products to OEMs or contract manufacturers.

We use dedicated global sales and marketing organizations as well as independent sales representatives to generate sales. In general, we focus our direct demand creation efforts on a limited number of key accounts with independent sales representatives often addressing those customers in defined territories. Distributors create demand within the balance of our customer base. Distributors also provide vendor-managed inventory, value-added services and logistics for a wide range of our OEM customers.

Whether Xilinx, the independent sales representative, or the distributor identifies the sales opportunity, a local distributor will process and fulfill the majority of all customer orders. In such situations, distributors are the sellers of the products and as such they bear all legal and financial risks generally related to the sale of commercial goods, such as credit loss, inventory shrinkage and theft, as well as foreign currency fluctuations, but excluding indemnity and warranty liability.

In accordance with our distribution agreements and industry practice, we have granted the distributors the contractual right to return certain amounts of unsold product on a periodic basis and also receive price adjustments for unsold product in the case of a subsequent change in list prices. Revenue recognition on shipments to distributors worldwide is deferred until the products are sold to the distributors' end customers.

Avnet, Inc. (Avnet) distributes the substantial majority of our products worldwide. No end customer accounted for more than 10% of our net revenues in fiscal 2010, 2009 or 2008. As of April 3, 2010 and March 28, 2009, Avnet accounted for 83% and 81% of the Company's total accounts receivable, respectively. Resale of product through Avnet accounted for 49%, 55% and 61% of the Company's worldwide net revenues in fiscal 2010, 2009 and 2008, respectively. We also use other regional distributors throughout the world. We believe distributors provide a cost-effective means of reaching a broad range of customers while providing efficient logistics services. Since PLDs are standard products, they do not present many of the inventory risks to distributors posed by ASICs, and they simplify the requirements for distributor technical support. From time to time, we may add or terminate distributors in specific geographies, or move customers to a direct support model as we deem appropriate given our strategies, the level of business and distributor performance and financial condition. For example, in the fourth quarter of fiscal 2010, we terminated our relationship with one of our North American-based distributors. See "Note 2. Summary of Significant Accounting Policies and Concentrations of Risk" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for information about concentrations of credit risk and "Note 17. Segment Information" for information about our revenues from external customers and domestic and international operations

Backlog

As of April 3, 2010, our backlog from OEM customers and backlog from end customers reported by our distributors scheduled for delivery within the next three months was $282.0 million, compared to $162.0 million as of March 28, 2009. Orders from end customers to our distributors are subject to changes in delivery schedules or to cancellation without significant penalty. As a result, backlogs from both OEM customers and end customers reported by our distributors as of any particular period may not be a reliable indicator of revenue for any future period.

Wafer Fabrication

As a fabless semiconductor company, we do not manufacture wafers used for our IC products or PROMs. Rather, we purchase wafers from multiple foundries including United Microelectronics Corporation (UMC), Toshiba Corporation (Toshiba), Seiko Epson Corporation (Seiko), Samsung Electronics Co., Ltd. and He Jian Technology (Suzhou) Co., Ltd. Currently, UMC manufactures the substantial majority of our wafers. In February 2010, the Company entered into an agreement with Taiwan Semiconductor Manufacturing Company Limited (TSMC) to be our foundry supplier at the 28-nm technology node.

Precise terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by our periodic negotiations with the wafer foundries.

Our strategy is to focus our resources on market development and creating new ICs and software design tools rather than on wafer fabrication. We continuously evaluate opportunities to enhance foundry relationships and/or obtain additional capacity from our main suppliers as well as other suppliers of leading-edge process technologies.

Sort, Assembly and Test

Wafers purchased are sorted by the foundry or independent sort subcontractors. Sorted die are assembled by subcontractors. During the assembly process, the wafers are separated into individual die, which are then assembled into various package types. Following assembly, the packaged units are generally tested by Xilinx personnel at our Singapore facility or by independent test subcontractors. We purchase most of our assembly and some of our testing services from Siliconware Precision Industries Ltd. in Taiwan, Amkor Technology, Inc. in Korea and the Philippines and STATS ChipPAC Ltd. in Singapore.

Quality Certification

Xilinx has achieved quality management systems certification for ISO 9001:2000 for our facilities in San Jose, California; Dublin, Ireland; Longmont, Colorado; Singapore and Albuquerque, New Mexico. In addition, Xilinx achieved ISO 14001, TL 9000 and TS 16949 environmental and quality certifications in the San Jose, Dublin and Singapore locations, TL 9000 certifications in the Longmont and Albuquerque locations and TS 16949 certifications in the Albuquerque and Hyderabad, India locations.

Patents and Licenses

While our various proprietary intellectual property rights are important to our success, we believe our business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. As of April 3, 2010, we held more than 2,300 issued United States (U.S.) patents, which vary in duration, and over 650 pending U.S. patent applications relating to our proprietary technology. We maintain an active program of filing for additional patents in the areas of, but not limited to, circuits, software, IC architecture, system design, testing methodologies and other technologies relating to PLDs. We have licensed some parties to certain portions of our patent portfolio and obtained licenses to certain third-party patents as well.

We have acquired various licenses from third parties to certain technologies that are implemented in IP cores or embedded in our PLDs, such as processors. Those licenses support our continuing ability to make and sell these PLDs to our customers. We also sublicense certain third-party proprietary software and open-source software, such as compilers, for our design tools. Continued use of those software components is important to the operation of the design tools upon which customers depend.

We maintain the Xilinx trade name as well as numerous trademarks and registered trademarks including Xilinx, Virtex, Spartan, ISE and associated logos. Maintaining these rights, and the goodwill associated with these trademarks and logos, is important to our business. We also have license rights to use certain trademarks owned by consortiums and other trademark owners that are related to our products and business.

We intend to protect our intellectual property vigorously. We believe that failure to enforce our intellectual property rights (including, for example, patents, copyrights and trademarks) or failure to protect our trade secrets effectively could have an adverse effect on our financial condition and results of operations. We incurred, and in the future we may continue to incur, litigation expenses to defend against claims of infringement and to enforce our intellectual property rights against third parties. However, any such litigation may or may not be successful.

Employees

As of April 3, 2010, we had 2,948 employees compared to 3,145 as of the end of the prior fiscal year. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe we maintain good employee relations.

Executive Officers of the Registrant

Certain information regarding the executive officers of Xilinx as of June 1, 2010 is set forth below:

Name	Age	Position
Moshe N. Gavrielov	55	President and Chief Executive Officer (CEO)
Scott R. Hover-Smoot	55	Vice President, General Counsel and Secretary
Jon A. Olson	56	Senior Vice President, Finance and Chief Financial Officer (CFO)
Victor Peng	50	Senior Vice President, Programmable Platforms Development
Raja G. Petrakian	46	Senior Vice President, Worldwide Operations
Vincent F. Ratford	58	Senior Vice President, Worldwide Marketing
Vincent L. Tong	48	Senior Vice President, Worldwide Quality and New Product Introductions
Frank A. Tornaghi	55	Senior Vice President, Worldwide Sales

There are no family relationships among the executive officers of the Company or the Board of Directors.

Moshe N. Gavrielov joined the Company in January 2008 as President and CEO and was appointed to the Board of Directors in February 2008. Prior to joining the Company, Mr. Gavrielov served at Cadence Design Systems, Inc., an electronic design automation company, as Executive Vice President and General Manager of the Verification Division from April 2005 through November 2007. Mr. Gavrielov served as CEO of Verisity Ltd., an electronic design automation company, from March 1998 to April 2005 prior to its acquisition by Cadence Design Systems, Inc. Prior to joining Verisity, Mr. Gavrielov spent nearly 10 years at LSI Corporation (formerly LSI Logic Corporation), a semiconductor manufacturer, in a variety of executive management positions, including Executive Vice President of the Products Group, Senior Vice President and General Manager of International Marketing and Sales and Senior Vice President and General Manager of LSI Logic Europe plc. Prior to joining LSI Corporation, Mr. Gavrielov held various engineering and engineering management positions at Digital Equipment Corporation and National Semiconductor Corporation.

Scott R. Hover-Smoot joined the Company in October 2007 as Vice President, General Counsel and Secretary. From November 2001 to October 2007, Mr. Hover-Smoot served as Regional Counsel and Director of Legal Operations with Taiwan Semiconductor Manufacturing Company, Ltd., an independent semiconductor foundry. He served as Vice President and General Counsel of California Micro Devices Corporation, a provider of application-specific protection devices and display electronics devices from June 1994 to November 2001. Prior to joining California Micro Devices Corporation, Mr. Hover-Smoot spent over 20 years working in law firms including Berliner-Cohen, Flehr, Hohbach, Test, Albritton & Herbert, and Lyon & Lyon.

Jon A. Olson joined the Company in June 2005 as Vice President, Finance and CFO. Mr. Olson was promoted to his current position of Senior Vice President, Finance and CFO in August 2006. Prior to joining the Company, Mr. Olson spent more than 25 years at Intel Corporation, a semiconductor chip maker, serving in a variety of positions, including Vice President, Finance and Enterprise Services, Director of Finance.

Victor Peng joined the Company in April 2008 as Senior Vice President, Silicon Engineering Group and assumed his current position of Senior Vice President, Programmable Platforms Development in November 2008. Prior to joining the Company, Mr. Peng served as Corporate Vice President, Graphics Products Group at Advanced Micro Devices (AMD), a provider of processing solutions, from November 2005 to April 2008. Before joining AMD, Mr. Peng served as Vice President of Silicon Engineering in the Graphics Products Group business unit at ATI Technologies, a graphics processor unit provider, from April 2005 until its acquisition by AMD. Before joining ATI Technologies, Mr. Peng served as Vice President of Engineering at TZero Technologies, a fabless semiconductor company, from September 2004 to April 2005. From November 2000 to September 2004, Mr. Peng served as Vice President of Engineering at MIPS Technologies, a semiconductor design IP company.

Raja G. Petrakian joined the Company in October 1995 and has served in a number of key roles within Operations, most recently as Senior Director of Supply Chain Management and Vice President of Supply Chain Management. Dr. Petrakian was promoted to his current position of Senior Vice President, Worldwide Operations in March 2009. Prior to joining Xilinx, Dr. Petrakian spent more than three years at the IBM T.J. Research Center serving as a research staff member in the Manufacturing Research Department.

Vincent F. Ratford joined the Company in January 2006 as Sr. Director of Marketing and Business Development. Mr. Ratford was promoted to Vice President and General Manager in October 2007. He was promoted to Senior Vice President, Solutions Development Group in April 2008 and assumed his current position of Senior Vice President, Worldwide Marketing in November 2008. Prior to joining the Company, he served as President and CEO of AccelChip, Inc. (AccelChip), a provider of synthesis software tools for designing DSP systems, from July 2004 until its acquisition by Xilinx in January 2006. Prior to that, Mr. Ratford operated the consulting firm, DeepTech Consulting, from April 2002 to July 2004. Mr. Ratford worked at Virage Logic Corporation, a provider of semiconductor IP, as Vice President of Marketing and Business Development from July 2000 to April 2002 and as Vice President of Sales and Marketing from February 1998 to July 2000. Before joining Virage Logic, Mr. Ratford served as Chief

Operating Officer of the Microtec Division of Mentor Graphics, a provider of hardware and software design solutions to semiconductor companies, from October 1995 to December 1997. Before joining the Microtec Division, he was Director of Marketing for Mentor Graphics' System Design Division from May 1993 to October 1995.

Vincent L. Tong joined the Company in May 1990 and has served in a number of key roles, most recently as Vice President of Product Technology and as Vice President, Worldwide Quality and Reliability. In April 2008, he was promoted to his current position of Senior Vice President, Worldwide Quality and New Product Introductions. Prior to joining the Company, Mr. Tong served in a variety of engineering positions at Monolithic Memories, a producer of logic devices, and AMD. Mr. Tong serves on the board of the Global Semiconductor Alliance, a non-profit semiconductor organization.

Frank A. Tornaghi joined the Company in February 2008 as Vice President, Worldwide Sales and was promoted to his current position of Senior Vice President, Worldwide Sales in April 2008. Prior to joining the Company, Mr. Tornaghi spent 22 years at LSI Corporation. Mr. Tornaghi acted as an independent consultant from April 2006 until he joined the Company. He served as Executive Vice President, Worldwide Sales at LSI Corporation from July 2001 to April 2006 and as Vice President, North America Sales, from May 1993 to July 2001. From 1984 until May 1993, Mr. Tornaghi held various management positions in sales at LSI Corporation.

Additional Information

We make available, via a link through our investor relations website located at www.investor.xilinx.com, access to our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (Exchange Act) as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC). All such filings on our investor relations website are available free of charge. Printed copies of these documents are also available to stockholders without charge, upon written request directed to Xilinx, Inc., Attn: Investor Relations, 2100 Logic Drive, San Jose, CA 95124. Further, a copy of this Annual Report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov. The content on any website referred to in this filing is not incorporated by reference into this filing unless expressly noted otherwise.

Additional information required by this Item 1 is incorporated by reference to the section captioned "Net Revenues – Net Revenues by Geography" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and to "Note 17. Segment Information" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

This annual report includes trademarks and service marks of Xilinx and other companies that are unregistered and registered in the U. S. and other countries.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only risks to the Company. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems immaterial also may impair its business operations. If any of the risks described below were to occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

Our success depends on our ability to develop and introduce new products and failure to do so would have a material adverse impact on our financial condition and results of operations.

Our success depends in large part on our ability to develop and introduce new products that address customer requirements and compete effectively on the basis of price, density, functionality, power consumption and performance. The success of new product introductions is dependent upon several factors, including:

- timely completion of new product designs;
- ability to generate new design opportunities or design wins;
- availability of specialized field application engineering resources supporting demand creation and customer adoption of new products;
- ability to utilize advanced manufacturing process technologies on circuit geometries of 45-nm and smaller;
- achieving acceptable yields;
- ability to obtain adequate production capacity from our wafer foundries and assembly and test subcontractors;

- ability to obtain advanced packaging;
- availability of supporting software design tools;
- utilization of predefined IP cores of logic;
- customer acceptance of advanced features in our new products; and
- market acceptance of our customers' products.

Our product development efforts may not be successful, our new products may not achieve industry acceptance and we may not achieve the necessary volume of production that would lead to further per unit cost reductions. Revenues relating to our mature products are expected to decline in the future, which is normal for our product life cycles. As a result, we may be increasingly dependent on revenues derived from design wins for our newer products as well as anticipated cost reductions in the manufacture of our current products. We rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products that incorporate advanced features and other price/performance factors that enable us to increase revenues while maintaining consistent margins. To the extent that such cost reductions and new product introductions do not occur in a timely manner, or to the extent that our products do not achieve market acceptance at prices with higher margins, our financial condition and results of operations could be materially adversely affected.

We rely on independent foundries for the manufacture of all of our products and a manufacturing problem or insufficient foundry capacity could adversely affect our operations.

Nearly all of our wafers were manufactured either in Taiwan, by United Microelectronics Corporation (UMC), or in Japan, by Toshiba Corporation (Toshiba). In addition, the wafers for our older products are manufactured in Japan by Seiko Epson Corporation (Seiko) and the wafers for some of our newer products are manufactured in South Korea, by Samsung Electronics Co., Ltd. Terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by periodic negotiations between Xilinx and these wafer foundries, which usually result in short-term agreements that do not provide for long-term supply or allocation commitments. We are dependent on these foundries, especially UMC, which supplies the substantial majority of our wafers. We rely on UMC to produce wafers with competitive performance and cost attributes. These attributes include an ability to transition to advanced manufacturing process technologies and increased wafer sizes, produce wafers at acceptable yields and deliver them in a timely manner. We cannot guarantee that the foundries that supply our wafers will not experience manufacturing problems, including delays in the realization of advanced manufacturing process technologies or difficulties due to limitations of new and existing process technologies. Furthermore, we cannot guarantee the foundries will be able to manufacture sufficient quantities of our products. In addition, unpredictable economic conditions may adversely impact the financial health and viability of the foundries and result in their insolvency or their inability to meet their commitments to us. For example, in the first quarter of fiscal 2010, we experienced supply shortages due to the difficulties encountered by the foundries in rapidly increasing their production capacities from low utilization levels to high utilization levels because of an unexpected increase in demand. In the fourth quarter of fiscal 2010, we also experienced supply shortages due to very strong demand for our products and a surge in demand for semiconductors in general, which has led to tightening of foundry capacity across the industry. The insolvency of a foundry or any significant manufacturing problem or insufficient foundry capacity would disrupt our operations and negatively impact our financial condition and results of operations.

We have established other sources of wafer supply for many of our products in an effort to secure a continued supply of wafers. However, establishing, maintaining and managing multiple foundry relationships require the investment of management resources as well as additional costs. If we do not manage these relationships effectively, it could adversely affect our results of operations.

General economic conditions and the related deterioration in the global business environment could have a material adverse effect on our business, operating results and financial condition.

During the past two years, global consumer confidence eroded amidst concerns over declining asset values, inflation, volatility in energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations, among other concerns. These concerns slowed global economic growth and resulted in recessions in numerous countries, including many of those in North America, Europe and Asia. These economic conditions had a negative impact on our results of operations during the third and fourth quarters of fiscal 2009 and the first and second quarters of fiscal 2010 due to reduced customer demand. While there have been recent improvements in global economic conditions and our results of operations improved during the second half of fiscal 2010, there is no guarantee that these improvements will continue in the future. If unpredictable economic conditions persist or worsen, a number of negative effects on our business could result, including customers or potential customers reducing or delaying orders, the insolvency of key suppliers, which could result in production delays, the inability of customers to obtain credit, and the insolvency of one or more customers. Any of these effects could impact our ability to effectively manage inventory levels and collect receivables and ultimately decrease our net revenues and profitability.

The semiconductor industry is characterized by cyclical market patterns and a significant industry downturn could adversely affect our operating results.

The semiconductor industry is highly cyclical and our financial performance has been affected by downturns in the industry, including the current downturn. Down cycles are generally characterized by price erosion and weaker demand for our products. Weaker demand for our products resulting from economic conditions in the end markets we serve and reduced capital spending by our customers can result, and in the past has resulted in excess and obsolete inventories and corresponding inventory write-downs. We attempt to identify changes in market conditions as soon as possible; however, the dynamics of the market in which we operate make prediction of and timely reaction to such events difficult. Due to these and other factors, our past results are not reliable predictors of our future results.

The nature of our business makes our revenues difficult to predict which could have an adverse impact on our business.

In addition to the challenging market conditions we may face, we have limited visibility into the demand for our products, particularly new products, because demand for our products depends upon our products being designed into our end customers' products and those products achieving market acceptance. Due to the complexity of our customers' designs, the design to volume production process for our customers requires a substantial amount of time, frequently longer than a year. In addition, we are dependent upon "turns," orders received and turned for shipment in the same quarter. These factors make it difficult for us to forecast future sales and project quarterly revenues. The difficulty in forecasting future sales impairs our ability to project our inventory requirements, which could result, and in the past has resulted, in inventory write-downs or failure to timely meet customer product demands. In addition, difficulty in forecasting revenues compromises our ability to provide forward-looking revenue and earnings guidance.

If we are not able to successfully compete in our industry, our financial results and future prospects will be adversely affected.

Our PLDs compete in the logic IC industry, an industry that is intensely competitive and characterized by rapid technological change, increasing levels of integration, product obsolescence and continuous price erosion. We expect increased competition from our primary PLD competitors, Altera, Lattice and Actel, from the ASIC market, which has been ongoing since the inception of FPGAs, from the ASSP market, and from new companies that may enter the traditional programmable logic market segment. We believe that important competitive factors in the logic IC industry include:

- product pricing;
- time-to-market;
- product performance, reliability, quality, power consumption and density;
- field upgradeability;
- adaptability of products to specific applications;
- ease of use and functionality of software design tools;
- availability and functionality of predefined IP cores of logic;
- inventory and supply chain management;
- access to leading-edge process technology and assembly capacity; and
- ability to provide timely customer service and support.

Our strategy for expansion in the logic market includes continued introduction of new product architectures that address high-volume, low-cost and low-power applications as well as high-performance, high-density applications. In addition, we anticipate continued price reductions proportionate with our ability to lower the cost for established products. However, we may not be successful in achieving these strategies.

Other competitors include manufacturers of:

- high-density programmable logic products characterized by FPGA-type architectures;
- high-volume and low-cost FPGAs as programmable replacements for ASICs and ASSPs;
- ASICs and ASSPs with incremental amounts of embedded programmable logic;
- high-speed, low-density CPLDs;
- high-performance DSP devices;
- products with embedded processors;
- products with embedded multi-gigabit transceivers; and
- other new or emerging programmable logic products.

Several companies have introduced products that compete with ours or have announced their intention to sell PLD products. To the extent that our efforts to compete are not successful, our financial condition and results of operations could be materially adversely affected.

The benefits of programmable logic have attracted a number of competitors to this segment. We recognize that different applications require different programmable technologies, and we are developing architectures, processes and products to meet these varying customer needs. Recognizing the increasing importance of standard software solutions, we have developed common software design tools that support the full range of our IC products. We believe that automation and ease of design are significant competitive factors in this segment.

We could also face competition from our licensees. In the past we have granted limited rights to other companies with respect to certain of our older technology, and we may do so in the future. Granting such rights may enable these companies to manufacture and market products that may be competitive with some of our older products.

Increased costs of wafers and materials, or shortages in wafers and materials, could adversely impact our gross margins and lead to reduced revenues.

If greater demand for wafers is not offset by an increase in foundry capacity, or market demand for wafers or production and assembly materials increases, our supply of wafers and other materials could become limited. Such shortages raise the likelihood of potential wafer price increases and wafer shortages or shortages in materials at production and test facilities and our resulting potential inability to address customer product demands in a timely manner. Such increases in wafer prices or materials could adversely affect our gross margins and shortages of wafers and materials would adversely affect our ability to meet customer demands and lead to reduced revenue.

We depend on distributors, primarily Avnet, to generate a majority of our sales and complete order fulfillment.

Resale of product through Avnet accounted for 49% of our worldwide net revenues in fiscal 2010, and as of April 3, 2010, Avnet accounted for 83% of our total accounts receivable. In addition, we are subject to concentrations of credit risk in our trade accounts receivable, which includes accounts of our distributors. A significant reduction of effort by a distributor to sell our products or a material change in our relationship with one or more distributors may reduce our access to certain end customers and adversely affect our ability to sell our products. In the fourth quarter of fiscal 2010, we terminated our relationship with one of our North American-based distributors. As a result, we are increasingly dependent on our relationship with Avnet. Any adverse change to our relationship with Avnet or our remaining distributors could have a material impact on our business. Furthermore, if a key distributor materially defaults on a contract or otherwise fails to perform, our business and financial results would suffer.

In addition, the financial health of our distributors and our continuing relationships with them are important to our success. Unpredictable economic conditions may adversely impact the financial health of some of these distributors, particularly our smaller distributors. This could result in the insolvency of certain distributors, the inability of distributors to obtain credit to finance the purchase of our products, or cause distributors to delay payment of their obligations to us and increase our credit risk exposure. Our business could be harmed if the financial health of these distributors impairs their performance and we are unable to secure alternate distributors.

We are dependent on independent subcontractors for most of our assembly and test services and unavailability or disruption of these services could negatively impact our financial condition and results of operations.

We are also dependent on subcontractors to provide semiconductor assembly, substrate, test and shipment services. Any prolonged inability to obtain wafers with competitive performance and cost attributes, adequate yields or timely delivery, any disruption in assembly, test or shipment services, or any other circumstance that would require us to seek alternative sources of supply, could delay shipments and have a material adverse effect on our ability to meet customer demands. In addition, unpredictable economic conditions may adversely impact the financial health and viability of these subcontractors and result in their insolvency or their inability to meet their commitments to us. These factors would result in reduced net revenues and could negatively impact our financial condition and results of operations.

A number of factors can impact our gross margins.

A number of factors, including yield, wafer pricing, product mix, market acceptance of our new products, competitive pricing dynamics, geographic and/or market segment pricing strategies cause our gross margins to fluctuate. In addition, forecasting our gross margins is difficult because the majority of our business is based on turns within the same quarter.

Reductions in the average selling prices of our products could have a negative impact on our gross margins.

The average selling prices of our products generally decline as the products mature. We seek to offset the decrease in selling prices through yield improvement, manufacturing cost reductions and increased unit sales. We also continue to develop higher value products or product features that increase, or slow the decline of, the average selling price of our products. However, there is no guarantee that our ongoing efforts will be successful or that they will keep pace with the decline in selling prices of our products, which could ultimately lead to a decline in revenues and have a negative effect on our gross margins.

Because of our international business and operations, we are vulnerable to the economic conditions of the countries in which we operate and currency fluctuations could have a material adverse affect on our business and negatively impact our financial condition and results of operations.

In addition to our U.S. operations, we also have significant international operations, including foreign sales offices to support our international customers and distributors, our regional headquarters in Ireland and Singapore and a research and development site in India. In connection with the restructuring we announced in April 2009, our international operations grew as we relocated certain operations and administrative functions outside the U.S. Sales and operations outside of the U.S. subject us to the risks associated with conducting business in foreign economic and regulatory environments. Our financial condition and results of operations could be adversely affected by unfavorable economic conditions in countries in which we do significant business or by changes in foreign currency exchange rates affecting those countries. We derive over one-half of our revenues from international sales, primarily in the Asia Pacific region, Europe and Japan. Past economic weakness in these markets adversely affected revenues. While there have been signs of economic recovery in the U.S. and other markets, there can be no assurance that such improvement will continue or is sustainable. Sales to all direct OEMs and distributors are denominated in U.S. dollars. While the recent movement of the Euro and Yen against the U.S. dollar had no material impact to our business, increased volatility could impact our European and Japanese customers. Currency instability and volatility and disruptions in the credit and capital markets may increase credit risks for some of our customers and may impair our customers' ability to repay existing obligations. Increased currency volatility could also positively or negatively impact our foreign-currency-denominated costs, assets and liabilities. In addition, devaluation of the U.S. dollar relative to other foreign currencies may increase the operating expenses of our foreign subsidiaries adversely affecting our results of operations. Furthermore, because we are increasingly dependent on the global economy, instability in worldwide economic environments occasioned, for example, by political instability, terrorist activity or U.S. or other military actions could adversely impact economic activity and lead to a contraction of capital spending by our customers. Any or all of these factors could adversely affect our financial condition and results of operations in the future.

We are subject to the risks associated with conducting business operations outside of the U.S. which could adversely affect our business.

In addition to international sales and support operations and development activities, we purchase our wafers from foreign foundries and have our commercial products assembled, packaged and tested by subcontractors located outside the U.S. All of these activities are subject to the uncertainties associated with international business operations, including tax laws and regulations, trade barriers, economic sanctions, import and export regulations, duties and tariffs and other trade restrictions, changes in trade policies, foreign governmental regulations, potential vulnerability of and reduced protection for IP, longer receivable collection periods and disruptions or delays in production or shipments, any of which could have a material adverse effect on our business, financial condition and/or operating results. Additional factors that could adversely affect us due to our international operations include rising oil prices and increased costs of natural resources. Moreover, our financial condition and results of operations could be affected in the event of political conflicts or economic crises in countries where our main wafer providers, end customers and contract manufacturers who provide assembly and test services worldwide, are located. Adverse change to the circumstances or conditions of our international business operations could have a material adverse effect on our business.

We are exposed to fluctuations in interest rates and changes in credit rating and in the market values of our portfolio investments which could have a material adverse impact on our financial condition and results of operations.

Our cash, short-term and long-term investments represent significant assets that may be subject to fluctuating or even negative returns depending upon interest rate movements, changes in credit rating and financial market conditions. Since September 2007, the global credit markets have experienced adverse conditions that have negatively impacted the values of various types of investment and non-investment grade securities. During this time, the global credit and capital markets experienced significant volatility and disruption due to instability in the global financial system, uncertainty related to global economic conditions and concerns regarding sovereign financial stability.

While general conditions in the global credit markets have improved, there is a risk that we may incur other-than-temporary impairment charges for certain types of investments should credit market conditions deteriorate or the underlying assets fail to perform as anticipated. Our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair values of our debt securities is judged to be other than temporary. Furthermore, we may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates or financial market conditions.

Our failure to protect and defend our intellectual property could impair our ability to compete effectively.

We rely upon patent, copyright, trade secret, mask work and trademark laws to protect our intellectual property. We cannot provide assurance that such intellectual property rights can be successfully asserted in the future or will not be invalidated, violated, circumvented or challenged. From time to time, third parties, including our competitors, have asserted against us patent, copyright and other intellectual property rights to technologies that are important to us. Third parties may attempt to misappropriate our IP through electronic or other means or assert infringement claims against our indemnitees or us in the future. Such assertions by third parties may result in costly litigation, indemnity claims or other legal actions and we may not prevail in such matters or be able to license any valid and infringed patents from third parties on commercially reasonable terms. This could result in the loss of our ability to import and sell our products. Any infringement claim, indemnification claim, or impairment or loss of use of our intellectual property could materially adversely affect our financial condition and results of operations.

We rely on information technology systems, and failure of these systems to function properly or unauthorized access to our systems could result in business disruption.

We rely in part on various information technology (IT) systems to manage our operations, including financial reporting, and we regularly evaluate these systems and make changes to improve them as necessary. Consequently, we periodically implement new, or enhance existing, operational and IT systems, procedures and controls. For example, we recently simplified our supply chain and were required to make certain changes to our IT systems. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, could harm our ability to record and report financial and management information on a timely and accurate basis. These systems are also subject to power and telecommunication outages or other general system failures. Failure of our IT systems or difficulties in managing them could result in business disruption. We also may be subject to unauthorized access to our IT systems through a security breach or attack. We seek to detect and investigate any security incidents and prevent their recurrence, but in some cases, we might be unaware of an incident or its magnitude and effects. Our business could be significantly harmed and we could be subject to third party claims in the event of such a security breach.

Earthquakes and other natural disasters could disrupt our operations and have a material adverse affect on our financial condition and results of operations.

The independent foundries upon which we rely to manufacture our products, as well as our California and Singapore facilities, are located in regions that are subject to earthquakes and other natural disasters. UMC's foundries in Taiwan and Toshiba's and Seiko's foundries in Japan as well as many of our operations in California are centered in areas that have been seismically active in the recent past and some areas have been affected by other natural disasters such as typhoons. Any catastrophic event in these locations will disrupt our operations, including our manufacturing activities. This type of disruption could result in our inability to manufacture or ship products, thereby materially adversely affecting our financial condition and results of operations. Our insurance may not cover losses resulting from such disruptions of our operations. Additionally, disruption of operations at these foundries for any reason, including other natural disasters such as typhoons, volcano eruptions, fires or floods, as well as disruptions in access to adequate supplies of electricity, natural gas or water could cause delays in shipments of our products, and could have a material adverse effect on our results of operations.

If we are unable to maintain effective internal controls, our stock price could be adversely affected.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 (the Act). Our controls necessary for continued compliance with the Act may not operate effectively at all times and may result in a material weakness disclosure. The identification of material weaknesses in internal control, if any, could indicate a lack of proper controls to generate accurate financial statements and could cause investors to lose confidence and our stock price to drop.

We compete with others to attract and retain key personnel, and any loss of, or inability to attract, such personnel would harm us.

We depend on the efforts and abilities of certain key members of management and other technical personnel. Our future success depends, in part, upon our ability to retain such personnel and attract and retain other highly qualified personnel, particularly product engineers. Competition for such personnel is intense and we may not be successful in hiring or retaining new or existing qualified personnel. From time to time we have effected restructurings which eliminate a number of positions. Even if such personnel are not directly affected by the restructuring effort, such terminations can have a negative impact on morale and our ability to attract and hire new qualified personnel in the future. If we lose existing qualified personnel or are unable to hire new qualified personnel, as needed, our business, financial condition and results of operations could be seriously harmed.

Unfavorable results of legal proceedings could adversely affect our financial condition and operating results.

From time to time we are subject to various legal proceedings and claims that arise out of the ordinary conduct of our business. Certain claims are not yet resolved, including those that are discussed under Item 3. "Legal Proceedings," included in Part I, and additional claims may arise in the future. Results of legal proceedings cannot be predicted with certainty. Regardless of its merit, litigation may be both time-consuming and disruptive to our operations and cause significant expense and diversion of management attention and we may enter into material settlements to avoid these risks. Should we fail to prevail in certain matters, or should several of these matters be resolved against us in the same reporting period, we may be faced with significant monetary damages or injunctive relief against us that would materially and adversely affect a portion of our business and might materially and adversely affect our financial condition and operating results.

Our products could have defects which could result in reduced revenues and claims against us.

We develop complex and evolving products that include both hardware and software. Despite our testing efforts and those of our subcontractors, defects may be found in existing or new products. These defects may cause us to incur significant warranty, support and repair or replacement costs, divert the attention of our engineering personnel from our product development efforts and harm our relationships with customers. Subject to certain terms and conditions, we have agreed to compensate certain customers for limited specified costs they actually incur in the event our hardware products experience epidemic failure. As a result, epidemic failure and other performance problems could result in claims against us, the delay or loss of market acceptance of our products and would likely harm our business. Our customers could also seek damages from us for their losses.

In addition, we could be subject to product liability claims. A product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly to defend. Product liability risks are particularly significant with respect to aerospace, automotive and medical applications because of the risk of serious harm to users of these products. Any product liability claim, whether or not determined in our favor, could result in significant expense, divert the efforts of our technical and management personnel, and harm our business.

In preparing our financial statements, we make good faith estimates and judgments that may change or turn out to be erroneous.

In preparing our financial statements in conformity with accounting principles generally accepted in the U. S., we must make estimates and judgments in applying our most critical accounting policies. Those estimates and judgments have a significant impact on the results we report in our consolidated financial statements. The most difficult estimates and subjective judgments that we make concern valuation of marketable and non-marketable securities, revenue recognition, inventories, long-lived assets, goodwill, taxes and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We also have other key accounting policies that are not as subjective, and therefore, their application would not require us to make estimates or judgments that are as difficult, but which nevertheless could significantly affect our financial reporting. Actual results may differ materially from these estimates. If these estimates or their related assumptions change, our operating results for the periods in which we revise our estimates or assumptions could be adversely and perhaps materially affected.

Our failure to comply with the requirements of the International Traffic and Arms Regulations could have a material adverse effect on our financial condition and results of operations.

Based on a recent jurisdictional ruling, certain Xilinx space-grade FPGAs and related technologies are subject to the International Traffic in Arms Regulations (ITAR), which are administered by the U.S. Department of State. The ITAR governs the export and reexport of these FPGAs, the transfer of related technical data and the provision of defense services, as well as offshore production, test and assembly. We are required to maintain an internal compliance program and security infrastructure to meet ITAR requirements.

An inability to obtain the required export licenses, or to predict when they will be granted, increases the difficulties of forecasting shipments. In addition, security or compliance program failures that could result in penalties or a loss of export privileges, as well as stringent ITAR licensing restrictions that may make our products less attractive to overseas customers, could have a materially adverse effect on our business, financial condition, and/or operating results.

Considerable amounts of our common shares are available for issuance under our equity incentive plans and convertible debentures, and significant issuances in the future may adversely impact the market price of our common shares.

As of April 3, 2010, we had 2.00 billion authorized common shares, of which 273.5 million shares were outstanding. In addition, 54.7 million common shares were reserved for issuance pursuant to our equity incentive plans and Employee Stock Purchase Plan, and 22.6 million shares were reserved for issuance upon conversion or repurchase of the convertible debentures. The availability of substantial amounts of our common shares resulting from the exercise or settlement of equity awards outstanding under our equity incentive plans or the conversion or repurchase of convertible debentures using common shares, which would be dilutive to existing stockholders, could adversely affect the prevailing market price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our corporate offices, which include the administrative, sales, customer support, marketing, R&D and manufacturing and testing groups, are located in San Jose, California. This main site consists of adjacent buildings providing 588,000 square feet of space, which we own. Excess space in this facility is leased to tenants under multi-year lease agreements. We also own two parcels of land totaling approximately 121 acres in South San Jose near our corporate facility. At present, we do not have any plans to develop the land. We also have a 106,000 square foot leased facility in San Jose, which we do not occupy and is presently listed for subleasing.

We own a 228,000 square foot facility in the metropolitan area of Dublin, Ireland, which serves as our regional headquarters in Europe. The Irish facility is primarily used for service and support for our customers in Europe, R&D, marketing and IT support.

We own a 222,000 square foot facility in Singapore, which serves as our Asia Pacific regional headquarters. We own the building but the land is subject to a 30-year lease expiring in November 2035. The Singapore facility is primarily used for manufacturing and testing of our products, service and support for our customers in Asia Pacific/Japan, coordination and management of certain third parties in our supply chain and R&D. Excess space in the facility is leased to tenants under long-term lease agreements.

We own a 130,000 square foot facility in Longmont, Colorado. The Longmont facility serves as the primary location for our software efforts in the areas of R&D, manufacturing and quality control. In addition, we own a 200,000 square foot facility and 40 acres of land adjacent to the Longmont facility for future expansion. The facility is partially leased to tenants under long-term lease agreements and partially used by the Company.

We own a 45,000 square foot facility in Albuquerque, New Mexico, which serves as the primary facility for the development efforts of our CoolRunner CPLD as well as IP cores.

We lease office facilities for our engineering design centers in Portland, Oregon; Grenoble, France; Edinburgh, Scotland; Hyderabad, India and Toronto, Canada. We also lease sales offices in various locations throughout North America, which include the metropolitan areas of Chicago, Dallas, Los Angeles, Nashua, Ottawa, Raleigh, San Diego and Toronto as well as international sales offices located in the metropolitan areas of Beijing, Brussels, Helsinki, Hong Kong, London, Milan, Munich, Osaka, Paris, Seoul, Shanghai, Shenzhen, Stockholm, Taipei, Tel Aviv and Tokyo.

ITEM 3. LEGAL PROCEEDINGS

Internal Revenue Service

The IRS audited and issued proposed adjustments to the Company's tax returns for fiscal 1996 through 2001. The Company filed petitions with the Tax Court in response to assertions by the IRS relating to fiscal 1996 through 2000. Except to the extent there is a further appeal by the IRS, all issues have been settled with the IRS in this matter as described below.

On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement, and thus, the Company had no tax, interest, or penalties due for this issue. The Tax Court entered its decision on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the U.S. Court of Appeals for the Ninth Circuit (Appeals Court). The Company and the IRS presented oral arguments to a three-judge panel of the Appeals Court on March 12, 2008. On May 27, 2009, the Company received a 2-1 adverse judicial ruling from the Appeals Court reversing the Tax Court decision and holding that the Company should include stock option amounts in its cost sharing agreement with Xilinx Ireland. The Company did not agree with the Appeals Court decision and filed a motion for rehearing on August 12, 2009. On January 13, 2010, the Appeals Court issued an order withdrawing both the majority and dissent opinions that were issued on May 27, 2009. On March 22, 2010, the Appeals Court affirmed the August 30, 2005 Tax Court decision in Xilinx's favor.

In a separate matter, on December 8, 2008, the IRS issued a statutory notice of deficiency reflecting proposed audit adjustments for fiscal 2005. The Company began negotiations with the IRS Appeals Division on this matter in the third quarter of fiscal 2010. On March 22, 2010, the Company settled the proposed adjustment related to the acquired technology with no net change in tax liability. The Company believes it has provided adequate reserves for the remaining issues.

Patent Litigation

On November 5, 2009, Agere Systems, Inc. (Agere), a wholly-owned subsidiary of LSI Corporation (LSI), filed an action for patent infringement and breach of contract of a patent license agreement against the Company in the Supreme Court of the State of New York (*Agere Systems Inc. v. Xilinx, Inc.*, Index No. 603382/09, the New York State Action). This action was ultimately removed to U.S. District Court for the Southern District of New York, and consolidated with the Company's related actions against Agere and LSI. On April 2, 2010, Xilinx and LSI reached a resolution on the foregoing matters and all outstanding litigation between Xilinx and LSI and Agere have been dismissed with prejudice. This resolution did not have a material impact on the Company's financial position or results of operations.

On December 28, 2007, a patent infringement lawsuit was filed by PACT XPP Technologies, AG (PACT) against the Company in the U.S. District Court for the Eastern District of Texas, Marshall Division (PACT XPP Technologies, AG. v. Xilinx, Inc. and Avnet, Inc. Case No. 2:07-CV-563). The lawsuit pertains to eleven different patents and PACT seeks injunctive relief, unspecified damages, interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.

Other Matters

From time to time, we are involved in various disputes and litigation matters that arise in the ordinary course of our business. These include disputes and lawsuits related to intellectual property, mergers and acquisitions, licensing, contract law, tax, regulatory, distribution arrangements, employee relations and other matters. Periodically, we review the status of each matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, we accrue a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, we continue to reassess the potential liability related to pending claims and litigation and may revise estimates.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Select Market under the symbol XLNX. As of May 6, 2010, there were approximately 744 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by the Company to be over 96,000.

The following table sets forth the high and low closing sale prices, for the periods indicated, for our common stock as reported by the NASDAQ Global Select Market:

	Fiscal 2010		Fiscal 2009	
	High	Low	High	Low
First Quarter	$21.85	$18.38	$28.16	$22.96
Second Quarter	23.83	19.15	27.55	22.48
Third Quarter	25.36	21.55	23.45	14.61
Fourth Quarter	27.32	23.28	20.38	15.47

Dividends Declared Per Common Share

The following table presents the quarterly dividends declared on our common stock for the periods indicated:

	Fiscal 2010	Fiscal 2009
First Quarter	$0.14	$0.14
Second Quarter	0.14	0.14
Third Quarter	0.16	0.14
Fourth Quarter	0.16	0.14

On April 27, 2010, our Board of Directors declared a cash dividend of $0.16 per common share for the first quarter of fiscal 2011. The dividend is payable on June 9, 2010 to stockholders of record on May 19, 2010.

Issuer Purchases of Equity Securities

On February 25, 2008, we announced a repurchase program for up to $800.0 million of common stock. On November 6, 2008, our Board of Directors approved an amendment of this repurchase program to provide that the funds may also be used to repurchase our outstanding 3.125% junior subordinated convertible debentures (debentures). This repurchase program has no stated expiration date. The Company repurchased 6.2 million shares of its common stock in the open market for $150.0 million during fiscal 2010. Through April 3, 2010, the Company had used $424.3 million of the $800.0 million authorized for the repurchase of its outstanding common stock and debentures, leaving $375.7 million available for future purchases.

The following table summarizes the Company's repurchase of its common stock during the fourth quarter of fiscal 2010:

(In thousands, except per share amounts) Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
January 3, 2010 to February 6, 2010	2,707	$24.09	2,707	$435,494
February 7 to March 6, 2010	2,392	$24.99	2,392	$375,709
March 7 to April 3, 2010	—	$ —	—	$375,709
Total for the Quarter	5,099	$24.51	5,099	

See "Note 15. Stockholders' Equity" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data" for information regarding our stock repurchase plans.

Company Stock Price Performance

The following graph shows a comparison of cumulative total return for the Company's common stock, the Standard & Poor's 500 Stock Index (S&P 500 Index), and the Standard & Poor's 500 Semiconductors Index (S&P 500 Semiconductors Index). The graph covers the period from April 1, 2005, the last trading day before Xilinx's 2006 fiscal year, to April 1, 2010, the last trading day of Xilinx's 2010 fiscal year. The graph and table assume that $100 was invested on April 1, 2005 in Xilinx, Inc. common stock, the S&P 500 Index and the S&P 500 Semiconductors Index and that all dividends were reinvested.



Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
4/1/05
3/31/06
3/30/07
3/28/08
3/27/09
4/1/10
Xilinx, Inc.
S&P 500 Index
S&P 500 Semiconductors Index

Company / Index	4/1/05	3/31/06	3/30/07	3/28/08	3/27/09	4/1//10
Xilinx, Inc.	100.00	89.40	91.67	83.87	72.76	98.57
S&P 500 Index	100.00	112.46	125.76	118.70	75.57	111.49
S&P 500 Semiconductors Index	100.00	109.70	101.28	94.82	70.17	107.00

Note: Stock price performance and indexed returns for our Common Stock are historical and are not indicators of future price performance or future investment returns.

ITEM 6. SELECTED FINANCIAL DATA

Consolidated Statement of Income Data
Five years ended April 3, 2010
(In thousands, except per share amounts)

	2010(1)	2009(2)	2008(3)	2007(4)	2006(5)
Net revenues	$ 1,833,554	$ 1,825,184	$ 1,841,372	$ 1,842,739	$ 1,726,250
Operating income (6)	432,149	429,518	424,194	347,767	412,062
Income before income taxes (6) (7)	421,765	458,026	469,489	431,146	456,602
Provision for income taxes (7)	64,281	96,307	100,174	80,474	102,453
Net income (7)	357,484	361,719	369,315	350,672	354,149
Net income per common share :					
Basic	$ 1.30	$ 1.31	$ 1.25	$ 1.04	$ 1.01
Diluted	$ 1.29	$ 1.31	$ 1.24	$ 1.02	$ 1.00
Shares used in per share calculations:					
Basic	276,012	276,113	295,050	337,920	349,026
Diluted	276,953	276,854	298,636	343,636	355,065
Cash dividends declared per common share	$ 0.60	$ 0.56	$ 0.48	$ 0.36	$ 0.28

(1) Income before income taxes includes restructuring charges of $30,064 and impairment loss on investments of $3,805.

(2) Income before income taxes includes restructuring charges of $22,023, a gain on early extinguishment of convertible debentures of $75,035, impairment loss on investments of $54,129 and a charge of $3,086 related to an impairment of a leased facility that we no longer intend to occupy.

(3) Income before income taxes includes a loss on the sale of our remaining UMC investment of $4,731, an impairment loss on investments of $2,850 and a charge of $1,614 related to an impairment of a leased facility that we no longer intend to occupy.

(4) Income before income taxes includes a charge of $5,934 related to an impairment of a leased facility that we no longer intend to occupy, a charge related to a litigation settlement of $2,500, stock-based compensation related to prior years of $2,209, an impairment loss on investments of $1,950 and a gain of $7,016 from the sale of a portion of our UMC investment.

(5) Income before income taxes includes a charge related to litigation settlements and contingencies of $3,165, a write-off of acquired in-process R&D of $4,500 related to the acquisition of AccelChip and an impairment loss on investments of $1,418.

(6) We adopted the authoritative guidance of accounting for share-based payment in fiscal 2007. Results for fiscal 2006 do not include the effects of stock-based compensation (see Notes 2 and 6 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data").

(7) We adopted the authoritative guidance of accounting for convertible debentures beginning in fiscal 2010. Prior results have been retrospectively adjusted in accordance with such guidance (see Notes 2 and 14 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data").

Consolidated Balance Sheet Data
Five years ended April 3, 2010
(In thousands)

	2010	2009	2008	2007	2006
Working capital	$1,549,905	$1,519,402	$1,479,530	$1,396,733	$1,303,224
Total assets (1)	3,184,318	2,811,901	3,099,218	3,143,855	3,173,547
Convertible debentures (1)	354,798	352,110	504,461	499,318	—
Other long-term liabilities (1)	351,889	277,965	284,892(2)	266,302	7,485
Stockholders' equity (1)	2,120,470	1,948,760	1,969,197	2,074,846	2,728,885

(1) We adopted the authoritative guidance of accounting for convertible debentures beginning in fiscal 2010. Prior results have been retrospectively adjusted in accordance with such guidance (see Notes 2 and 14 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data").

(2) Includes $39,122 of long-term income taxes payable reclassified from current to non-current liabilities in connection with the adoption of the authoritative guidance of accounting for income taxes. See Note 16 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and accompanying notes included in Item 8. "Financial Statements and Supplementary Data."

Cautionary Statement

The statements in this Management's Discussion and Analysis that are forward looking, within the meaning of the Private Securities Litigation Reform Act of 1995, involve numerous risks and uncertainties and are based on current expectations. The reader should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those risks discussed under "Risk Factors" and elsewhere in this document. Often, forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" and other similar terminology, or the negative of such terms. We disclaim any responsibility to update or revise any forward-looking statement provided in this Management's Discussion and Analysis for any reason.

Nature of Operations

We design, develop and market programmable platforms, including advanced ICs in the form of PLDs, software design tools and predefined system functions delivered as IP cores. In addition to our programmable platforms, we provide design services, customer training, field engineering and technical support. Our PLDs include FPGAs and CPLDs. These devices are standard products that our customers program to perform desired logic functions. Our products are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in end markets such as wired and wireless communications, industrial, scientific and medical, aerospace and defense, audio, video and broadcast, consumer, automotive and data processing. We sell our products globally through independent domestic and foreign distributors and through direct sales to OEMs by a network of independent sales representative firms and by a direct sales management organization.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. The SEC has defined critical accounting policies as those that are most important to the portrayal of our financial condition and results of operations and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our critical accounting policies include: valuation of marketable and non-marketable securities, which impacts losses on debt and equity securities when we record impairments; revenue recognition, which impacts the recording of revenues; and valuation of inventories, which impacts cost of revenues and gross margin. Our critical accounting policies also include: the assessment of impairment of long-lived assets, which impacts their valuation; the assessment of the recoverability of goodwill, which impacts goodwill impairment; accounting for income taxes, which impacts the provision or benefit recognized for income taxes, as well as the valuation of deferred tax assets recorded on our consolidated balance sheet; and valuation and recognition of stock-based compensation, which impacts gross margin, research and development (R&D) expenses, and selling, general and administrative (SG&A) expenses. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies that are not as subjective, and therefore, their application would not require us to make estimates or judgments that are as difficult, but which nevertheless could significantly affect our financial reporting.

Valuation of Marketable and Non-marketable Securities

Our short-term and long-term investments include marketable debt securities and non-marketable equity securities. As of April 3, 2010, we had marketable debt securities with a fair value of $1.74 billion and non-marketable equity securities in private companies of $17.7 million (adjusted cost).

We determine the fair values for marketable debt and equity securities using industry standard pricing services, data providers and other third-party sources and by internally performing valuation analyses. See "Note 3. Fair Value Measurements" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for details of the valuation methodologies. In determining if and when a decline in value below adjusted cost of marketable debt and equity securities is other than temporary, we evaluate on an ongoing basis the market conditions, trends of earnings, financial condition, credit ratings, any underlying collateral and other key measures for our investments. We assess other-than-temporary impairment of debt and equity securities in accordance with the latest guidance issued by the Financial Accounting Standards Board (FASB). We recorded an other-than-temporary impairment for marketable debt securities and a marketable equity security in fiscal 2009. We did not record any other-than-temporary impairment for marketable debt or equity securities in fiscal 2010 or 2008.

Our investments in non-marketable securities of private companies are accounted for by using the cost method. These investments are measured at fair value on a non-recurring basis when they are deemed to be other-than-temporarily impaired. In determining whether a decline in value of non-marketable equity investments in private companies has occurred and is other than temporary, an assessment is made by considering available evidence, including the general market conditions in the investee's industry, the investee's product development status and subsequent rounds of financing and the related valuation and/or our participation in such financings. We also assess the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. The valuation methodology for determining the fair value of non-marketable equity securities is based on the factors noted above which require management judgment and are Level 3 inputs. See "Note 3. Fair Value Measurements" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information. When a decline in value is deemed to be other than temporary, we recognize an impairment loss in the current period's operating results to the extent of the decline. We recorded other-than-temporary impairments for non-marketable equity securities in fiscal 2010, 2009 and 2008 of $3.8 million, 3.0 million and $ 2.9 million, respectively.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to the distributors' end customers. For fiscal 2010, approximately 69% of our net revenues were from products sold to distributors for subsequent resale to OEMs or their subcontract manufacturers. Revenue recognition depends on notification from the distributor that product has been sold to the distributor's end customer. Also reported by the distributor are product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. We maintain system controls to validate distributor data and to verify that the reported information is accurate. Deferred income on shipments to distributors reflects the effects of distributor price adjustments and the amount of gross margin expected to be realized when distributors sell through product purchased from us. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point we have a legally enforceable right to collection under normal payment terms.

As of April 3, 2010, we had $110.4 million of deferred revenue and $30.3 million of deferred cost of revenues recognized as a net $80.1 million of deferred income on shipments to distributors. As of March 28, 2009, we had $90.4 million of deferred revenue and $28.0 million of deferred cost of revenues recognized as a net $62.4 million of deferred income on shipments to distributors. The deferred income on shipments to distributors that will ultimately be recognized in our consolidated statement of income will be different than the amount shown on the consolidated balance sheet due to actual price adjustments issued to the distributors when the product is sold to their end customers.

Revenue from sales to our direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no significant formal acceptance provisions with our direct customers.

Revenue from software licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from Support Products, which includes software and services sales, was less than 6% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Valuation of Inventories

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method) or market (estimated net realizable value). The valuation of inventory requires us to estimate excess or obsolete inventory as well as inventory that is not of saleable quality. We review and set standard costs quarterly to approximate current actual manufacturing costs. Our manufacturing overhead standards for product costs are calculated assuming full absorption of actual spending over actual volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, we write down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. The estimates of future demand that we use in the valuation of inventory are the basis for our published revenue forecasts, which are also consistent with our short-term manufacturing plans. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to write down additional inventory, which would have a negative impact on our gross margin.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, we estimate future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. Factors affecting impairment of assets held for use include the ability of the specific assets to generate separately identifiable positive cash flows.

When assets are removed from operations and held for sale, we estimate impairment losses as the excess of the carrying value of the assets over their fair value. Factors affecting impairment of assets held for sale include market conditions. Changes in any of these factors could necessitate impairment recognition in future periods for assets held for use or assets held for sale.

Long-lived assets such as goodwill, other intangible assets and property, plant and equipment, are considered non-financial assets, and are only measured at fair value when indicators of impairment exist. The accounting and disclosure guidance for fair value measurements established by the FASB became effective for these assets beginning in the first quarter of fiscal 2010. See "Note 3. Fair Value Measurements" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information.

Goodwill

As required by the authoritative guidance for goodwill established by the FASB, goodwill is not amortized but is subject to impairment tests on an annual basis, or more frequently if indicators of potential impairment exist, and goodwill is written down when it is determined to be impaired. We perform an annual impairment review in the fourth quarter of each fiscal year and compare the fair value of the reporting unit in which the goodwill resides to its carrying value. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired. For purposes of impairment testing, Xilinx operates as a single reporting unit. We use the quoted market price method to determine the fair value of the reporting unit. Based on the impairment review performed during the fourth quarter of fiscal 2010, there was no impairment of goodwill in fiscal 2010. Unless there are indicators of impairment, our next impairment review for goodwill will be performed and completed in the fourth quarter of fiscal 2011. To date, no impairment indicators have been identified.

Accounting for Income Taxes

Xilinx is a multinational corporation operating in multiple tax jurisdictions. We must determine the allocation of income to each of these jurisdictions based on estimates and assumptions and apply the appropriate tax rates for these jurisdictions. We undergo routine audits by taxing authorities regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax audits often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. Additionally, we must estimate the amount and likelihood of potential losses arising from audits or deficiency notices issued by taxing authorities. The taxing authorities' positions and our assessment can change over time resulting in a material effect on the provision for income taxes in periods when these changes occur.

We must also assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a reserve in the form of a valuation allowance for the deferred tax assets that we estimate will not ultimately be recoverable.

We perform a two-step approach to recognizing and measuring uncertain tax positions relating to accounting for income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being ultimately realized. See "Note 16. Income Taxes" to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Stock-Based Compensation

Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the date of grant requires judgment. We use the Black-Scholes option-pricing model to estimate the fair value of employee stock options and rights to purchase shares under our Employee Stock Purchase Plan. Option pricing models, including the Black-Scholes model, also require the use of input assumptions, including expected stock price volatility, expected life, expected dividend rate, expected forfeiture rate and expected risk-free rate of return. We use implied volatility based on traded options in the open market as we believe implied volatility is more reflective of market conditions and a better indicator of expected volatility than historical volatility. In determining the appropriateness of implied volatility, we considered: the volume of market activity of traded options, and determined there was sufficient market activity; the ability to reasonably match the input variables of traded options to those of options granted by us, such as date of grant and the exercise price, and determined the input assumptions were comparable; and the length of term of traded options used to derive implied volatility, which is generally one to two years and which was extrapolated to match the expected term of the employee options granted by us, and determined the length of the option term was reasonable. The expected life of options granted is based on the historical exercise activity as well as the expected disposition of all options outstanding. We will continue to review our input assumptions and make changes as deemed appropriate depending on new information that becomes available. Higher volatility and expected lives result in a proportional increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return do not have as significant an effect on the calculation of fair value.

In addition, we developed an estimate of the number of stock-based awards which will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate have an effect on reported stock-based compensation, as the effect of adjusting the rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The impact of forfeiture true up and forfeiture rate estimates in fiscal 2010, 2009 and 2008 reduced stock-based compensation expense by $16.7 million, $15.8 million and $8.4 million, respectively. The expense we recognize in future periods could also differ significantly from the current period and/or our forecasts due to adjustments in the assumed forfeiture rates.

Results of Operations

The following table sets forth statement of income data as a percentage of net revenues for the fiscal years indicated:

	2010	2009 (1)	2008 (1)
Net Revenues	**100.0%**	**100.0%**	**100.0%**
Cost of revenues	36.6	36.7	37.3
Gross Margin	**63.4**	**63.3**	**62.7**
Operating Expenses:			
Research and development	20.2	19.5	19.4
Selling, general and administrative	17.9	18.8	19.9
Amortization of acquisition-related intangibles	0.1	0.3	0.4
Restructuring charges	1.6	1.2	0.0
Total operating expenses	39.8	39.8	39.7
Operating Income	**23.6**	**23.5**	**23.0**
Gain on early extinguishment of convertible debentures	0.0	4.1	0.0
Impairment loss on investments	(0.2)	(3.0)	(0.2)
Interest and other income (expense), net	(0.4)	0.5	2.7
Income Before Income Taxes	**23.0**	**25.1**	**25.5**
Provision for income taxes	3.5	5.3	5.4
Net Income	**19.5%**	**19.8%**	**20.1%**

(1) We adopted the authoritative guidance of accounting for convertible debentures beginning in fiscal 2010. Prior results have been retrospectively adjusted in accordance with such guidance (see Notes 2 and 14 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data").

Net Revenues

(In millions)	2010	Change	2009	Change	2008
Net revenues	$1,833.6	0%	$1,825.2	(1)%	$1,841.4

Net revenues in fiscal 2010 were essentially flat with fiscal 2009. Revenues in the last two quarters of fiscal 2010 were substantially higher than revenues in the first two quarters of the year. The first two quarters of fiscal 2010 were adversely impacted by economic conditions, and were also substantially lower than the same periods of the prior fiscal year. New Product revenues increased considerably in fiscal 2010 but were offset by the declines in Mainstream, Base and Support products. The 1% decline in net revenues in fiscal 2009 compared to fiscal 2008 was largely due to the recessionary environment we experienced during the fiscal year which impacted our sales across a broad base of end markets. In fiscal 2010 and fiscal 2009, total unit sales declined and average selling price per unit increased compared to the comparable prior year periods. See "Net Revenues by Product" and "Net Revenues by End Markets" below for more information on our product and end-market categories.

No end customer accounted for more than 10% of net revenues for any of the periods presented.

Net Revenues by Product

We sell our products to global manufacturers of electronic products in end markets such as wired and wireless communications, aerospace and defense, industrial, scientific and medical and audio, video and broadcast. The vast majority of our net revenues are generated by sales of our semiconductor products, but we also generate sales from support products. We classify our product offerings into four categories: New, Mainstream, Base and Support Products. The composition of each product category is as follows:

- New Products include our most recent product offerings and include the Virtex®-6, Virtex-5, Spartan®-6, Spartan-3A and Spartan-3E product families.
- Mainstream Products include the Virtex-4, Spartan-3, Spartan-II and CoolRunner™-II product families.
- Base Products consist of our older product families including the Virtex, Virtex-E, Virtex-II, Spartan, XC4000, CoolRunner and XC9500 products.
- Support Products include configuration products (PROMs), software, IP cores, customer training, design services and support.

These product categories, except for Support Products, are modified on a periodic basis to better reflect the age of the products and advances in technology. The most recent modification was made on March 29, 2009, which was the beginning of our fiscal 2010. Amounts for the prior periods presented have been reclassified to conform to the new categorization. New Products include our most recent product offerings and are typically designed into our customers' latest generation of electronic systems. Mainstream Products are generally several years old and designed into customer programs that are currently shipping in full production. Base Products are older than Mainstream Products with demand generated generally by the oldest customer systems still in production. Support Products are generally products or services sold in conjunction with our semiconductor devices to aid customers in the design process.

Net revenues by product categories for the fiscal years indicated were as follows:

(In millions)	2010	% of Total	% Change	2009	% of Total	% Change	2008	% of Total
New Products	$ 580.0	32	78	$ 325.9	18	134	$ 139.5	8
Mainstream Products	604.6	33	(9)	666.1	37	2	653.5	35
Base Products	559.1	30	(24)	735.2	40	(22)	938.7	51
Support Products	89.9	5	(8)	98.0	5	(11)	109.7	6
Total net revenues	$1,833.6	100	0	$1,825.2	100	(1)	$1,841.4	100

Net revenues from New Products increased significantly in fiscal 2010 due to continued strong market acceptance of these products, particularly our 65-nm Virtex-5 product family. Sales from Virtex-5 nearly doubled in fiscal 2010. In addition, design win activity is strong for our next generation product families which include our high-end, 40-nm Virtex-6 field programmable gate arrays (FPGAs) and our high-volume, 45-nm Spartan-6 FPGAs. We expect these New Product families to contribute significantly to the growth in New Product revenues over time. In fiscal 2009, Virtex-5 and Spartan-3E contributed to the majority of the revenue growth versus the comparable prior year period.

Net revenues from Mainstream Products declined in fiscal 2010 due to lower demand associated with the weakened economic conditions during the first half of the fiscal year. Net revenues from Mainstream Products increased in fiscal 2009 primarily due to increased sales of our Virtex-4 product family.

The decline in net revenues from Base Products in fiscal 2010 and 2009 was expected since these products are mature and approaching the end of life.

Net revenues from Support Products decreased in fiscal 2010 from the comparable prior year period due to a decline in revenues from both our PROMs and software products. Net revenues from Support Products decreased in fiscal 2009 from the comparable prior year period primarily due to a decline in sales from our PROM products.

Net Revenues by End Markets

Our end market revenue data is derived from our understanding of our end customers' primary markets. We classify our net revenues by end markets into four categories: Communications, Industrial and Other, Consumer and Automotive, and Data Processing. The percentage change calculation in the table below represents the year-to-year dollar change in each end market.

Net revenues by end markets for the fiscal years indicated were as follows:

(% of total net revenues)	2010	% Change in Dollars	2009	% Change in Dollars	2008
Communications	47%	7	44%	1	43%
Industrial and Other	31	(4)	32	1	32
Consumer and Automotive	15	(7)	16	(6)	17
Data Processing	7	(4)	8	(9)	8
Total net revenues	100%	0	100%	(1)	100%

Net revenues from Communications, our largest end market, increased in fiscal 2010 and fiscal 2009 from the comparable prior year periods due to higher sales from wireless communication applications.

In fiscal 2010, the decrease in net revenues from the Industrial and Other end market from the comparable prior year period was primarily driven by weaker sales in industrial, scientific and medical applications as well as test and measurement applications during the first half of the fiscal year. Net revenues from the Industrial and Other end market increased slightly in fiscal 2009 compared with the prior year period due to strong sales growth from aerospace and defense and industrial, scientific and medical applications. However, this growth was offset considerably by weakness in test and measurement applications.

Net revenues from the Consumer and Automotive end market decreased in fiscal 2010 from the comparable prior year period primarily due to decreased sales in audio, video and broadcast and consumer applications. Net revenues from the Consumer and Automotive end market decreased in fiscal 2009 from the comparable prior year period due to weaker sales from audio, video and broadcast and automotive applications, which were partially offset by an increase in sales from consumer applications.

In fiscal 2010 and fiscal 2009, net revenues from the Data Processing end market declined from the comparable prior year periods due to decreases in sales from computing and data processing applications.

Net Revenues by Geography

Geographic revenue information reflects the geographic location of the distributors or OEMs who purchased our products. This may differ from the geographic location of the end customers. Net revenues by geography for the fiscal years indicated were as follows:

(In millions)	2010	% of Total	% Change	2009	% of Total	% Change	2008	% of Total
North America	$ 628.5	34	0	$ 627.7	34	(13)	$ 717.8	39
Asia Pacific	649.1	35	8	603.0	33	15	526.3	29
Europe	395.1	22	(4)	411.6	23	1	407.2	22
Japan	160.9	9	(12)	182.9	10	(4)	190.1	10
Total net revenues	$1,833.6	100	0	$1,825.2	100	(1)	$1,841.4	100

Net revenues in North America were essentially flat in fiscal 2010 compared with the prior year period. Lower sales from the Consumer and Automotive end market offset strength in each of the other end markets including Communications, Industrial and Other and Data Processing. Net revenues in North America decreased in fiscal 2009 primarily due to lower sales from the Communications end market.

Net revenues in Asia Pacific increased in fiscal 2010 and fiscal 2009. The increases were driven by strength in the Communications end market, primarily from the deployment of next generation wireless applications in China.

Net revenues in Europe decreased in fiscal 2010 due to weaker sales in most end market applications with the exception of wireless communication and automotive applications. Net revenues in Europe increased in fiscal 2009 compared with the prior year period primarily due to strength in wireless communication applications.

Net revenues in Japan decreased in fiscal 2010 due to broad-based weakness across all end market categories. The fiscal 2009 decline was due to broad-based weakness across most end market categories with the exception of the Consumer and Automotive end market.

Gross Margin

(In millions)	2010	Change	2009	Change	2008
Gross margin	$1,161.8	1%	$1,156.0	0%	$1,154.4
Percentage of net revenues	63.4%		63.3%		62.7%

Gross margin percentage in fiscal 2010 was essentially flat from the comparable prior year period as cost savings related to yield improvement and overall restructuring effort were offset by the strength of New Products. New Products generally have lower gross margins than Mainstream and Base Products as they are in the early stage of their product life cycle and have higher unit costs associated with relatively lower volumes and early manufacturing maturity.

The increase in the gross margin percentage in fiscal 2009 from the comparable prior year period was driven primarily by product cost reductions, higher average selling prices per unit and improved operational efficiency.

Gross margin may be affected in the future by product mix shifts, competitive-pricing pressure, manufacturing-yield issues and wafer pricing. We expect to mitigate any adverse impacts from these factors by continuing to improve yields on our New Products and by improving manufacturing efficiencies.

Sales of inventory previously written off were not material during fiscal 2010, 2009 or 2008.

In order to compete effectively, we pass manufacturing cost reductions on to our customers in the form of reduced prices to the extent that we can maintain acceptable margins. Price erosion is common in the semiconductor industry, as advances in both product architecture and manufacturing process technology permit continual reductions in unit cost. We have historically been able to offset much of this revenue decline in our mature products with increased revenues from newer products.

Research and Development

(In millions)	2010	Change	2009	Change	2008
Research and development	$369.5	4%	$355.4	(1)%	$358.1
Percentage of net revenues	20%		19%		19%

R&D spending increased $14.1 million or 4% during fiscal 2010 compared to the same period last year. The increase was mainly due to increased mask and wafer spending in fiscal 2010 associated with the introduction of the Virtex 6 and Spartan 6 product families.

R&D spending decreased $2.7 million or 1% during fiscal 2009 compared to fiscal 2008. The decrease was attributable to lower mask and wafer spending and reduced stock-based compensation expense, which was partially offset by increased outside services to support our investments in new product development.

We plan to continue to selectively invest in R&D efforts in areas such as new products and more advanced process development, IP cores and the development of new design and layout software. We will also consider acquisitions to complement our strategy for technology leadership and engineering resources in critical areas.

Selling, General and Administrative

(In millions)	2010	Change	2009	Change	2008
Selling, general and administrative	$327.6	(5)%	$343.8	(6)%	$365.3
Percentage of net revenues	18%		19%		20%

SG&A expenses decreased $16.2 million or 5% during fiscal 2010 compared to the same period last year. The decrease was primarily due to headcount reduction as a result of restructuring measures taken during fiscal 2010, partially offset by higher litigation related expenses (see Note 18 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data).

SG&A expenses decreased $21.5 million or 6% during fiscal 2009 compared to fiscal 2008. The decrease was primarily due to headcount reduction as a result of a functional reorganization announced during fiscal 2009, lower sales commissions and lower stock-based compensation expense, which was partially offset by higher litigation costs.

Amortization of Acquisition-Related Intangibles

(In millions)	2010	Change	2009	Change	2008
Amortization of acquisition-related intangibles	$2.5	(53)%	$5.3	(22)%	$6.8

Amortization expense was related to the intangible assets acquired from prior acquisitions. Amortization expense for these intangible assets decreased for fiscal 2010 from the same period last year, due to the complete amortization of all intangible assets in fiscal 2010. Amortization expense for these intangible assets decreased for fiscal 2009 from the same period last year, due to the complete amortization of certain intangible assets in fiscal 2009.

Restructuring Charges

During the first quarter of fiscal 2010, we announced restructuring measures designed to drive structural operating efficiencies across the Company. We completed this restructuring plan by the end of the fourth quarter of fiscal 2010, and reduced our global workforce by approximately 200 positions, or about 6%. These employee terminations impacted various geographies and functions worldwide. We recorded total restructuring charges of $30.1 million in fiscal 2010, primarily related to severance costs and benefits expenses.

The following table summarizes the restructuring accrual activity for fiscal 2010:

(In millions)	Employee severance and benefits	Facility-related and other costs	Total
Balance as of March 28, 2009	$ —	$ 0.7	$ 0.7
Restructuring charges	28.6	1.5	30.1
Cash payments	(25.7)	(2.1)	(27.8)
Non-cash settlements	(1.0)	—	(1.0)
Balance as of April 3, 2010	$ 1.9	$ 0.1	$ 2.0

These fiscal 2010 charges above, as well as fiscal 2009 charges included in the table below, have been shown separately as restructuring charges on the consolidated statements of income. The remaining accrual as of April 3, 2010 primarily relates to severance costs and benefits that are expected to be paid during the first quarter of fiscal 2011.

We estimate that severance costs and benefits expenses incurred in the fiscal 2010 restructuring will result in gross annual cash savings relating to employee compensation of approximately $23.0 million before taxes. We began realizing cash savings associated with the restructuring, primarily within the SG&A and R&D expense categories, beginning in the first quarter of fiscal 2010, but we do not expect to fully realize the cash savings benefit until fiscal 2011. There can be no assurance that these expected future savings will be completely realized as they may be partially offset by increases in other expenses. In addition, we estimate cumulative stock-based compensation expense savings of approximately $6.6 million through fiscal 2013 as a result of the fiscal 2010 restructuring. The vast majority of the stock-based compensation expense savings already occurred in fiscal 2010. Future stock-based compensation expense may increase depending on other factors, primarily the number of shares to be granted, fair value of the future stock awards under equity incentive plans (which are primarily impacted by our then market price of the common stock and stock price volatility) and the impact of future award forfeitures.

During the first quarter of fiscal 2009, we announced a functional reorganization pursuant to which we eliminated 249 positions, or approximately 7% of our global workforce. These employee terminations occurred across various geographies and functions worldwide. The reorganization plan was completed by the end of the second quarter of fiscal 2009.

We recorded total restructuring charges of $22.0 million in connection with the reorganization in fiscal 2009. These charges consisted of $20.5 million of severance costs and benefits expenses and $1.5 million of facility-related costs.

The following table summarizes the restructuring accrual activity for fiscal 2009:

(In millions)	Employee severance and benefits	Facility-related costs	Total
Balance as of March 29, 2008	$ —	$ —	$ —
Restructuring charges	20.5	1.5	22.0
Cash payments	(20.0)	(0.6)	(20.6)
Non-cash settlements	(0.5)	(0.2)	(0.7)
Balance as of March 28, 2009	$ —	$ 0.7	$ 0.7

Stock-Based Compensation

(In millions)	2010	Change	2009	Change	2008
Stock-based compensation included in:					
Cost of revenues	$ 5.2	(11)%	$ 5.8	(24)%	$ 7.6
Research and development	25.8	3%	25.0	(20)%	31.4
Selling, general and administrative	24.6	7%	23.1	(16)%	27.4
Restructuring charges	0.9	68%	0.6	—	—
	$56.5	4%	$54.5	(18)%	$66.4

The $2.0 million increase in stock-based compensation expense for fiscal 2010 as compared to the same period last year was due to an increase in the number of shares granted, which was partly offset by declining weighted-average fair values of stock awards vesting and an increase in the number of shares cancelled due to the fiscal 2010 restructuring. The $11.9 million decrease in stock-based compensation expense for fiscal 2009 as compared to the same period last year was due to a decrease in the number of shares granted, declining weighted-average fair values of stock awards vesting and an increase in the number of shares cancelled due to the fiscal 2009 restructuring.

Gain on Early Extinguishment of Convertible Debentures

During fiscal 2009, we paid $193.2 million in cash to repurchase $310.4 million (principal amount) of our debentures and recognized a gain on early extinguishment of convertible debentures of $75.0 million, net of the write-off of the pro rata portions of unamortized debt discount and issuance costs of $41.5 million and unamortized derivative valuation of $736 thousand. Accrued interest paid at the time of repurchases totaled $2.4 million.

Beginning in fiscal 2010, we retrospectively adopted the authoritative guidance for convertible debentures issued by the FASB. The authoritative guidance specifies that issuers of convertible debt instruments should separately account for the liability (debt) and equity (conversion option) components of such instruments in a manner that reflects the borrowing rate for a similar non-convertible debt. See "Adoption of New Accounting Standard for Convertible Debentures" included in "Note 2. Basis of Presentation" to our consolidated financial statements, included in Part 1. "Financial Information," for further information relating to the adoption.

Impairment Loss on Investments

(In millions)	2010	Change	2009	Change	2008
Impairment loss on investments	$3.8	(93)%	$54.1	1,799%	$2.9
Percentage of net revenues	0%		3%		0%

We recorded an impairment loss on investments in non-marketable equity securities of $3.8 million and $2.9 million for fiscal 2010 and 2008, respectively, due to the weak financial condition of certain investees. We recognized impairment losses on investments of $54.1 million during fiscal 2009, which consisted of $51.1 million impairment losses related to marketable debt and equity securities and $3.0 million impairment losses in non-marketable equity securities.

Of the $54.1 million impairment loss recognized during fiscal 2009, $38.0 million was related to senior class asset-backed securities where the issuer went into receivership. The receiver subsequently sought judicial interpretation of a provision of a legal document governing the issuer's securities. As a result of the outcome of the judicial determination, the receiver immediately liquidated the substantial majority of the issuer's assets, and in accordance with the court order, the proceeds were used to repay short-term liabilities in the order in which they fell due. In December 2008, the receiver reported to the issuer's creditors the outcome of the judicial determination and that the issuer's liabilities substantially exceeded its assets. As a result, the receiver estimated that the issuer would not be able to pay any liabilities falling due after October 2008 regardless of the seniority or status of the securities. Based on these developments, we concluded that it was not likely that we would recover the balance of our investment. This decline in fair value was deemed to be other than temporary and, therefore, we recognized an impairment loss of $38.0 million on these securities during fiscal 2009. In October 2009, a higher court reversed the initial judicial interpretation and determined that the proceeds should be used to repay short-term liabilities on a pari passu basis. Given the significant liabilities of the issuer, it is uncertain whether we will recover any of our original investment. We have not recognized any amount that may be due back to us.

We also recognized an additional impairment loss of $10.0 million on marketable debt securities in our investment portfolio during fiscal 2009, $9.0 million of which was due to the bankruptcy filing by one of the issuers of the marketable debt securities.

In addition to the aforementioned amounts, we recorded $3.1 million of impairment loss in marketable equity securities investment during fiscal 2009 as a result of the continued decline in its market value, which led us to believe that the decline in the market value was other than temporary. Furthermore, during the same period, we recorded $3.0 million of write down of our investment in non-marketable equity securities in private companies, which was recorded due primarily to the weak financial condition of certain investees.

Interest and Other Income (Expense), Net

(In millions)	2010	Change	2009*	Change	2008*
Interest and other income (expense), net	$(6.6)	(187)%	$7.6	(84)%	$48.1
Percentage of net revenues	(0)%		0%		3%

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Notes 2 and 14 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data").

The decrease in interest and other income (expense), net in fiscal 2010 over the prior year was due primarily to a decrease in interest rates earned on the investment portfolio. The average interest rate yield on our investments decreased by over 2.5 percentage points year-over-year. The decrease in interest and other income (expense), net in fiscal 2009 over the prior year was due primarily to a decrease in interest rates and a smaller investment portfolio. The average interest rate yield on our investments decreased by approximately 2.0 percentage points year-over-year. Interest expense also decreased in fiscal 2009 and further in 2010 due to the fact that we repurchased our debentures in the third and fourth quarter of fiscal 2009. See "Note 12. Interest and Other Income (Expense), Net" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Provision for Income Taxes

(In millions)	2010	Change	2009*	Change	2008*
Provision for income taxes	$64.3	(33)%	$96.3	(4)%	$100.2
Percentage of net revenues	4%		5%		5%
Effective tax rate	15%		21%		21%

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Notes 2 and 14 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data").

The effective tax rates in all years reflected the favorable impact of foreign income at statutory rates less than the U.S. rate and tax credits earned.

The decrease in the effective tax rate in fiscal 2010, when compared with fiscal 2009, was due to an increase in the amount permanently reinvested outside the U. S. in fiscal 2010 for which no U.S. taxes have been provided, thereby reducing the rates for the period, compounded by an increase in the fiscal 2009 rate for the gain on early extinguishment of debentures taxable at U.S. tax rates. The effective tax rate in fiscal 2009 was flat when compared with fiscal 2008, as the recognized gain on the early extinguishment of debentures was offset by the benefit of retroactive extension of the research credit in fiscal 2009.

The IRS examined our tax returns for fiscal 1996 through 2001. Except to the extent there is a further appeal by the IRS, all issues have been settled with the IRS in this matter as described below.

On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with us that no amount for stock options was to be included in the cost sharing agreement. Accordingly, there were no additional taxes, penalties or interest due for this issue. The Tax Court entered its decision on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the Appeals Court. On May 27, 2009, we received a 2-1 adverse judicial ruling from the Appeals Court reversing the Tax Court decision and holding that we should include stock option amounts in our cost sharing agreement with Xilinx Ireland. On January 13, 2010, the Appeals Court issued an order withdrawing both the majority and dissent opinions that were issued on May 27, 2009. On March 22, 2010, the Appeals Court, in a 2-1 majority opinion, affirmed the Tax Court decision in Xilinx's favor.

In a separate matter, on December 8, 2008, the IRS issued a statutory notice of deficiency reflecting proposed audit adjustments for fiscal 2005. We began negotiations with the IRS Appeals Division on this matter in the third quarter of fiscal 2010. On March 22, 2010, we settled the proposed adjustment related to acquired technology with no net change in tax liability. See Item 3. "Legal Proceedings" included in Part I and "Note 16. Income Taxes" and "Note 18. Litigation Settlements and Contingencies" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Financial Condition, Liquidity and Capital Resources

We have historically used a combination of cash flows from operations and equity and debt financing to support ongoing business activities, acquire or invest in critical or complementary technologies, purchase facilities and capital equipment, repurchase our common stock and debentures under our repurchase program, pay dividends and finance working capital. Additionally, our investments in debt securities are available for future sale.

Fiscal 2010 Compared to Fiscal 2009

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash, cash equivalents and short-term and long-term investments as of April 3, 2010 and March 28, 2009 totaled $1.97 billion and $1.67 billion, respectively. As of April 3, 2010, we had cash, cash equivalents and short-term investments of $1.39 billion and working capital of $1.55 billion. Cash provided by operations of $554.3 million for fiscal 2010 was $111.8 million higher than the $442.5 million generated during fiscal 2009. Cash provided by operations during fiscal 2010 resulted primarily from net income as adjusted for non-cash related items, increases in accrued liabilities, accounts payable and deferred income on shipment to distributors, which were partially offset by increases in accounts receivable, other assets, inventories and prepaid and other current assets as well as a decrease in income taxes payable.

Net cash used in investing activities was $336.7 million during fiscal 2010, as compared to net cash provided by investing activities of $274.5 million in fiscal 2009. Net cash used in investing activities during fiscal 2010 consisted of $306.3 million of net purchases of available-for-sale securities and $28.2 million for purchases of property, plant and equipment (see further discussion below) and $2.3 million of other investing activities.

Net cash used in financing activities was $252.1 million in fiscal 2010, as compared to $518.1 million in fiscal 2009. Net cash used in financing activities during fiscal 2010 consisted of $150.0 million for the repurchase of common stock, $165.6 million for dividend payments to stockholders and $1.3 million for reduction of tax benefits from stock-based compensation. These items were partially offset by $64.9 million of proceeds from the issuance of common stock under employee stock plans.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments increased by 21% from $216.4 million at the end of fiscal 2009 to $262.7 million at the end of fiscal 2010. Days sales outstanding increased to 53 days as of April 3, 2010 from 43 days as of March 28, 2009. The increases were primarily attributable to increase in net shipments at the end of the fourth quarter of fiscal 2010 compared to the end of the fourth quarter of fiscal 2009.

Inventories

Inventories increased from $119.8 million as of March 28, 2009 to $130.6 million as of April 3, 2010. The combined inventory days at Xilinx and the distribution channel increased to 89 days as of April 3, 2010, compared to 80 days as of March 28, 2009. The increases were primarily due to higher inventory at Xilinx and in the distributor channel as a result of the higher anticipated demand.

We attempt to maintain sufficient levels of inventory in various product, package and speed configurations in order to keep lead times short and to meet forecasted customer demand. Conversely, we also attempt to minimize the handling costs associated with maintaining higher inventory levels and to fully realize the opportunities for cost reductions associated with architecture and manufacturing process advancements. We continually strive to balance these two objectives to provide excellent customer response at a competitive cost.

Property, Plant and Equipment

During fiscal 2010, we invested $28.2 million in property, plant and equipment compared to $39.1 million in fiscal 2009. Primary investments in fiscal 2010 were for software, testers, handlers, computer and other equipment. Property, plant and equipment expenditures could increase in the near future due to investment in infrastructure and manufacturing related equipment.

Current Liabilities

Current liabilities increased from $233.1 million at the end of fiscal 2009 to $357.2 million at the end of fiscal 2010. The increase was primarily due to the increase in trade payables and accrued liabilities from variable spending driven by higher revenues in the fourth quarter of fiscal 2010 compared to the same prior year period, and an increase in deferred income on shipments to distributors. The increase in deferred income on shipments to distributors was due to an increase in distributor inventories as of April 3, 2010 compared to the prior year.

Stockholders' Equity

Stockholders' equity increased $171.7 million during fiscal 2010, from $1.95 billion in fiscal 2009 to $2.12 billion in fiscal 2010. The increase in stockholders' equity was attributable to total comprehensive income of $375.1 million (which included net income of $357.5 million) for fiscal 2010, the issuance of common stock under employee stock plans of $60.1 million and stock-based compensation related amounts totaling $52.1 million (net of the related tax benefits associated with stock option exercises). The increases were partially offset by the payment of dividends to stockholders of $165.6 million and the repurchase of common stock of $150.0 million.

Fiscal 2009 Compared to Fiscal 2008

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash, cash equivalents and short-term and long-term investments as of March 28, 2009 and March 29, 2008 totaled $1.67 billion and $1.86 billion, respectively. As of March 28, 2009, we had cash, cash equivalents and short-term investments of $1.32 billion and working capital of $1.52 billion. Cash provided by operations of $442.5 million for fiscal 2009 was $138.5 million lower than the $581.0 million generated during fiscal 2008. Cash provided by operations during fiscal 2009 resulted primarily from net income as adjusted for non-cash related items, an increase in deferred income taxes and a decrease in accounts receivable, which were partially offset by decreases in accrued liabilities and deferred income on shipments to distributors.

Net cash provided by investing activities was $274.5 million during fiscal 2009, as compared to $192.0 million in fiscal 2008. Net cash provided by investing activities during fiscal 2009 consisted of $314.4 million of net proceeds from the sale and maturity of available-for-sale securities. These items were partially offset by $39.1 million for purchases of property, plant and equipment (see further discussion below) and $793 thousand of other investing activities.

Net cash used in financing activities was $518.1 million in fiscal 2009, as compared to $541.9 million in fiscal 2008. Net cash used in financing activities during fiscal 2009 consisted of $193.2 million for the repurchase of debentures, $275.0 million for the repurchase of common stock and $154.5 million for dividend payments to stockholders. These items were partially offset by $99.8 million of proceeds from the issuance of common stock under employee stock plans and $4.8 million for excess tax benefits from stock-based compensation.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments decreased 13% from $249.1 million at the end of fiscal 2008 to $216.4 million at the end of fiscal 2009. Days sales outstanding decreased to 43 days as of March 28, 2009 from 49 days as of March 29, 2008. The decreases were primarily attributable to a decrease in net shipments and weaker linearity of shipments at the end of the fourth quarter of fiscal 2009 compared to the end of the fourth quarter of fiscal 2008.

Inventories

Inventories decreased from $130.3 million as of March 29, 2008 to $119.8 million as of March 28, 2009. The combined inventory days at Xilinx and the distribution channel decreased to 80 days as of March 28, 2009, compared to 94 days as of March 29, 2008.

The decreases were primarily due to lower inventory at Xilinx and in the distributor channel as a result of declining revenues due to lower anticipated demand and more effective inventory management processes.

Property, Plant and Equipment

During fiscal 2009, we invested $39.1 million in property, plant and equipment compared to $45.6 million in fiscal 2008. Primary investments in fiscal 2009 were for building improvements, test equipment, computer equipment and software.

Current Liabilities

Current liabilities decreased from $340.7 million at the end of fiscal 2008 to $233.1 million at the end of fiscal 2009. The decrease was primarily due to the decreases in income taxes payable and deferred income on shipments to distributors. The decrease in deferred income on shipments to distributors was due to a decrease in distributor inventories as of March 28, 2009 compared to the prior year.

Stockholders' Equity

Stockholders' equity decreased $20.4 million during fiscal 2009, from $1.97 billion in fiscal 2008 to $1.95 billion in fiscal 2009. The decrease in stockholders' equity was attributable to the repurchase of common stock of $275.0 million, the payment of dividends to stockholders of $154.5 million, an early extinguishment of convertible debentures of $72.6 million, an adjustment to the cumulative effect of adopting FASB authoritative guidance for measuring uncertain tax positions of $10.1 million, unrealized losses on available-for-sale securities, net of deferred tax benefits, of $14.9 million, cumulative translation adjustment of $7.7 million and unrealized hedging transaction losses totaling $2.0 million. The decreases were partially offset by net income of $361.7 million for fiscal 2009, the issuance of common stock under employee stock plans of $96.4 million, stock-based compensation related amounts totaling $54.1 million and the related tax benefits associated with stock option exercises and the Employee Stock Purchase Plan of $4.2 million.

Liquidity and Capital Resources

Cash generated from operations is used as our primary source of liquidity and capital resources. Our investment portfolio is also available for future cash requirements as is our $250.0 million revolving credit facility entered into in April 2007. We are not aware of any lack of access to the revolving credit facility; however, we can provide no assurance that access to the credit facility will not be impacted by adverse conditions in the financial markets. Our credit facility is not reliant upon a single bank. There have been no borrowings to date under our existing revolving credit facility. We also have a shelf registration on file with the SEC pursuant to which we may offer an indeterminate amount of debt, equity and other securities in the future to augment our liquidity and capital resources.

We used $150.0 million of cash to repurchase 6.2 million shares of our common stock in fiscal 2010 compared with $275.0 million used to repurchase 10.8 million shares in fiscal 2009. In addition, during fiscal 2009, we paid $193.2 million of cash to repurchase $310.4 million (principal amount) of our debentures resulting in a net gain on early extinguishment of debentures of $75.0 million. During fiscal 2010, we paid $165.6 million in cash dividends to stockholders, representing an aggregate amount of $0.60 per common share. During fiscal 2009, we paid $154.5 million in cash dividends to stockholders, representing an aggregate amount of $0.56 per common share. In addition, on April 27, 2010, our Board of Directors declared a cash dividend of $0.16 per common share for the first quarter of fiscal 2011. The dividend is payable on June 9, 2010 to stockholders of record on May 19, 2010. Our common stock and debentures repurchase program and dividend policy could be impacted by, among other items, our views on potential future capital requirements relating to R&D, investments and acquisitions, legal risks, principal and interest payments on our debentures and other strategic investments.

The global credit crisis has imposed exceptional levels of volatility and disruption in the capital markets, severely diminished liquidity and credit availability, and increased counterparty risk. Nevertheless, we anticipate that existing sources of liquidity and cash flows from operations will be sufficient to satisfy our cash needs for the foreseeable future. We will continue to evaluate opportunities for investments to obtain additional wafer capacity, procurement of additional capital equipment and facilities, development of new products, and potential acquisitions of technologies or businesses that could complement our business. However, the risk factors discussed in Item 1A included in Part I and below could affect our cash positions adversely. In addition, certain types of investments such as auction rate securities may present risks arising from liquidity and/or credit concerns. In the event that our investments in auction rate securities become illiquid, we do not expect this will materially affect our liquidity and capital resources or results of operations.

As of April 3, 2010, marketable securities measured at fair value using Level 3 inputs were comprised of $61.6 million of student loan auction rate securities. The amount of assets and liabilities measured using significant unobservable inputs (Level 3) as a percentage of the total assets and liabilities measured at fair value was less than 4% as of April 3, 2010. See "Note 3. Fair Value

Measurements" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information.

During fiscal 2010, we sold $20.0 million notional value of senior class asset-backed securities and realized a $1.0 million loss. Additionally, during fiscal 2010, $20.0 million notional value of senior class asset-backed securities that were measured at fair value using Level 3 inputs matured at par value.

Contractual Obligations

The following table summarizes our significant contractual obligations as of April 3, 2010 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our consolidated balance sheet as current liabilities as of April 3, 2010.

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In millions)					
Operating lease obligations (1)	$ 18.0	$ 7.9	$ 5.7	$ 2.8	$ 1.6
Inventory and other purchase obligations (2)	129.5	129.5	—	—	—
Electronic design automation software licenses (3)	10.0	10.0	—	—	—
Intellectual property license rights obligations (4)	5.0	—	—	—	5.0
3.125% convertible debentures – principal and interest (5)	1,271.5	21.6	43.1	43.1	1,163.7
Total	$1,434.0	$169.0	$48.8	$45.9	$1,170.3

(1) We lease some of our facilities, office buildings and land under non-cancelable operating leases that expire at various dates through November 2035. Rent expense, net of rental income, under all operating leases was approximately $5.3 million for fiscal 2010. See "Note 10. Commitments" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about operating leases.

(2) Due to the nature of our business, we depend entirely upon subcontractors to manufacture our silicon wafers and provide assembly and some test services. The lengthy subcontractor lead times require us to order the materials and services in advance, and we are obligated to pay for the materials and services when completed. We expect to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications.

(3) As of April 3, 2010, we had $10.0 million of non-cancelable license obligations to providers of electronic design automation software and hardware/software maintenance expiring at various dates through September 2011.

(4) We committed up to $5.0 million to acquire, in the future, rights to intellectual property until July 2023. License payments will be amortized over the useful life of the intellectual property acquired.

(5) In March 2007, the Company issued $1.00 billion principal amount of debentures due March 15, 2037. As a result of the repurchases in fiscal 2009, the remaining outstanding principal amount of the debentures as of April 3, 2010 was $689.6 million. The debentures require payment of interest at an annual rate of 3.125% payable semiannually on March 15 and September 15 of each year, beginning September 15, 2007. For purposes of this table we have assumed the principal of our debentures will be paid on March 15, 2037. See "Note 14. Convertible Debentures and Revolving Credit Facility" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about our debentures.

As of April 3, 2010, $56.2 million of liabilities for uncertain tax positions and related interest and penalties were classified as long-term income taxes payable in the consolidated balance sheet. Due to the inherent uncertainty with respect to the timing of future cash outflows associated with our liabilities for uncertain tax positions as of April 3, 2010, we are unable to reliably estimate the timing of cash settlement with the respective taxing authority. Therefore, liabilities for uncertain tax positions have been excluded from the contractual obligations table above.

Off-Balance-Sheet Arrangements

As of April 3, 2010, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

See "Note 2. Summary of Significant Accounting Policies and Concentrations of Risk" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for information about recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our investment portfolio, which consists of fixed income securities with a fair value of approximately $1.74 billion as of April 3, 2010. Our primary aim with our investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. Our investment portfolio includes municipal bonds, floating rate notes, mortgage-backed securities, bank certificates of deposit, commercial paper, corporate bonds, student loan auction rate securities and U.S. and foreign government and agency securities. In accordance with our investment policy, we place investments with high credit quality issuers and limit the amount of credit exposure to any one issuer based upon the issuer's credit rating. These securities are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical 100 basis-point (one percentage point) increase or decrease in interest rates compared to rates at April 3, 2010 and March 28, 2009 would have affected the fair value of our investment portfolio by less than $10.0 million and $6.0 million, respectively.

Credit Market Risk

Since September 2007, the global credit markets have experienced adverse conditions that have negatively impacted the values of various types of investment and non-investment grade securities. During this time, the global credit and capital markets experienced significant volatility and disruption due to instability in the global financial system, uncertainty related to global economic conditions and concerns regarding sovereign financial stability. While general conditions in the global credit markets have improved, there is a risk that we may incur additional other-than-temporary impairment charges for certain types of investments should credit market conditions deteriorate. See "Note 4. Financial Instruments" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about our investments.

Foreign Currency Exchange Risk

Sales to all direct OEMs and distributors are denominated in U.S. dollars.

Gains and losses on foreign currency forward contracts that are designated as hedges of anticipated transactions, for which a firm commitment has been attained and the hedged relationship has been effective, are deferred and included in income or expenses in the same period that the underlying transaction is settled. Gains and losses on any instruments not meeting the above criteria are recognized in income or expenses in the consolidated statements of income as they are incurred.

We enter into forward currency exchange contracts to hedge our overseas operating expenses and other liabilities when deemed appropriate. As of April 3, 2010 and March 28, 2009, we had the following outstanding forward currency exchange contracts:

(In thousands and U.S. dollars)	April 3, 2010	March 28, 2009
Euro	$21,190	$ 51,072
Singapore dollar	58,420	30,123
Japanese Yen	12,268	12,563
British Pound	4,889	6,408
	$96,767	$100,166

As part of our strategy to reduce volatility of operating expenses due to foreign exchange rate fluctuations, we employ a hedging program with a five-quarter forward outlook for major foreign-currency-denominated operating expenses. The outstanding forward currency exchange contracts expire at various dates between April 2010 and April 2011. The net unrealized gain or loss, which approximates the fair market value of the above contracts, was immaterial as of April 3, 2010 and March 28, 2009.

Our investments in several of our wholly-owned subsidiaries are recorded in currencies other than the U.S. dollar. As the financial statements of these subsidiaries are translated at each quarter end during consolidation, fluctuations of exchange rates between the foreign currency and the U.S. dollar increase or decrease the value of those investments. These fluctuations are recorded within stockholders' equity as a component of accumulated other comprehensive income (loss). Other monetary foreign-denominated assets and liabilities are revalued on a monthly basis with gains and losses on revaluation reflected in net income. A hypothetical 10% favorable or unfavorable change in foreign currency exchange rates at April 3, 2010 and March 28, 2009 would have affected the annualized foreign-currency-denominated operating expenses of our foreign subsidiaries by less than $8.0 million for each year. In addition, a hypothetical 10% favorable or unfavorable change in foreign currency exchange rates compared to rates at April 3, 2010 and March 28, 2009 would have affected the value of foreign-currency-denominated cash and investments by less than $6.0 million as of each date.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

XILINX, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended		
(In thousands, except per share amounts)	April 3, 2010	March 28, 2009 *	March 29, 2008 *
Net revenues	$1,833,554	$1,825,184	$1,841,372
Cost of revenues	671,803	669,151	686,988
Gross margin	1,161,751	1,156,033	1,154,384
Operating expenses:			
Research and development	369,485	355,392	358,063
Selling, general and administrative	327,560	343,768	365,325
Amortization of acquisition-related intangibles	2,493	5,332	6,802
Restructuring charges	30,064	22,023	—
Total operating expenses	729,602	726,515	730,190
Operating income	432,149	429,518	424,194
Gain on early extinguishment of convertible debentures	—	75,035	—
Impairment loss on investments	(3,805)	(54,129)	(2,850)
Interest and other income (expense), net	(6,579)	7,602	48,145
Income before income taxes	421,765	458,026	469,489
Provision for income taxes	64,281	96,307	100,174
Net income	$ 357,484	$ 361,719	$ 369,315
Net income per common share:			
Basic	$1.30	$1.31	$1.25
Diluted	$1.29	$1.31	$1.24
Shares used in per share calculations:			
Basic	276,012	276,113	295,050
Diluted	276,953	276,854	298,636

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Note 2)

See notes to consolidated financial statements.

XILINX, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amounts)	April 3, 2010	March 28, 2009 *
ASSETS		
Current assets:		
Cash and cash equivalents	$1,031,457	$1,065,987
Short-term investments	355,148	258,946
Accounts receivable, net of allowances for doubtful accounts and customer returns of $3,628 and $3,629 in 2010 and 2009, respectively	262,735	216,390
Inventories	130,628	119,832
Deferred tax assets	101,126	63,709
Prepaid expenses and other current assets	25,972	27,604
Total current assets	1,907,066	1,752,468
Property, plant and equipment, at cost:		
Land	94,260	94,194
Buildings	300,393	298,543
Machinery and equipment	271,955	335,264
Furniture and fixtures	48,297	48,807
	714,905	776,808
Accumulated depreciation and amortization	(349,027)	(388,901)
Net property, plant and equipment	365,878	387,907
Long-term investments	582,202	347,787
Goodwill	117,955	117,955
Acquisition-related intangibles, net	—	2,493
Other assets	211,217	203,291
Total Assets	$3,184,318	$2,811,901
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 96,169	$ 48,201
Accrued payroll and related liabilities	114,663	89,918
Income taxes payable	14,452	10,171
Deferred income on shipments to distributors	80,132	62,364
Other accrued liabilities	51,745	22,412
Total current liabilities	357,161	233,066
Convertible debentures	354,798	352,110
Deferred tax liabilities	294,149	196,189
Long-term income taxes payable	56,248	80,699
Other long-term liabilities	1,492	1,077
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; 2,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value; 2,000,000 shares authorized; 273,487 and 275,507 shares issued and outstanding in 2010 and 2009, respectively	2,735	2,755
Additional paid-in capital	1,102,411	1,085,745
Retained earnings	1,016,545	879,118
Accumulated other comprehensive loss	(1,221)	(18,858)
Total stockholders' equity	2,120,470	1,948,760
Total Liabilities and Stockholders' Equity	$3,184,318	$2,811,901

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Note 2)

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended April 3, 2010	March 28, 2009*	March 29, 2008*
Cash flows from operating activities:			
Net income	$ 357,484	$ 361,719	$ 369,315
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	50,180	55,632	54,199
Amortization	14,982	15,682	17,472
Stock-based compensation	56,481	54,509	66,427
Gain on early extinguishment of convertible debentures	—	(75,035)	—
Impairment loss on investments	3,805	54,129	2,850
Net (gain) loss on sale of available-for-sale securities	(351)	(2,706)	5,139
Amortization of debt discount on convertible debentures	3,892	4,789	4,889
Convertible debt derivatives – revaluation and amortization	(1,204)	(97)	254
Provision for deferred income taxes	58,030	47,831	796
Tax benefit (expense) from exercise of stock options	(4,352)	4,244	15,794
(Excess) reduction of tax benefit from stock-based compensation	1,315	(4,779)	(22,459)
Changes in assets and liabilities:			
Accounts receivable, net	(46,345)	32,757	(66,853)
Inventories	(10,779)	10,022	43,647
Deferred income taxes	—	(9,637)	(891)
Prepaid expenses and other current assets	(9,174)	10,309	35,160
Other assets	(15,341)	(17,426)	4,404
Accounts payable	47,967	(11,201)	(19,509)
Accrued liabilities (including restructuring activities)	50,103	(24,353)	19,276
Income taxes payable	(20,170)	(14,545)	28,464
Deferred income on shipments to distributors	17,768	(49,314)	22,626
Net cash provided by operating activities	554,291	442,530	581,000
Cash flows from investing activities:			
Purchases of available-for-sale securities	(1,669,148)	(945,069)	(2,147,828)
Proceeds from sale and maturity of available-for-sale securities	1,362,838	1,259,511	2,380,055
Purchases of property, plant and equipment	(28,152)	(39,109)	(45,593)
Distribution from United Microelectronics Corporation	—	—	10,693
Other investing activities	(2,270)	(793)	(5,308)
Net cash provided by (used in) investing activities	(336,732)	274,540	192,019
Cash flows from financing activities:			
Repurchases of convertible debentures	—	(193,182)	—
Repurchases of common stock	(149,997)	(275,000)	(550,000)
Proceeds from issuance of common stock through various stock plans	64,871	99,859	125,612
Payment of dividends to stockholders	(165,648)	(154,534)	(139,974)
Excess (reduction of) tax benefit from stock-based compensation	(1,315)	4,779	22,459
Net cash used in financing activities	(252,089)	(518,078)	(541,903)
Net increase (decrease) in cash and cash equivalents	(34,530)	198,992	231,116
Cash and cash equivalents at beginning of year	1,065,987	866,995	635,879
Cash and cash equivalents at end of year	$1,031,457	$1,065,987	$ 866,995
Supplemental disclosure of cash flow information:			
Interest paid	$ 21,551	$ 28,828	$ 32,118
Income taxes paid, net of refunds	$ 31,869	$ 75,375	$ 56,012

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Note 2)

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share amounts)	Common Stock Outstanding		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance as of March 31, 2007*	295,902	$2,959	$1,151,994	$ 916,292	$ 3,601	$2,074,846
Components of comprehensive income:						
Net income	—	—	—	369,315	—	369,315
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $1,168	—	—	—	—	(1,863)	(1,863)
Change in net unrealized gain on hedging transactions, net of taxes	—	—	—	—	1,014	1,014
Cumulative translation adjustment	—	—	—	—	3,052	3,052
Total comprehensive income						371,518
Issuance of common shares under employee stock plans	8,125	80	124,660	—	—	124,740
Repurchase and retirement of common stock	(23,508)	(234)	(198,946)	(350,820)	—	(550,000)
Stock-based compensation expense	—	—	66,427	—	—	66,427
Stock-based compensation capitalized in inventory	—	—	(675)	—	—	(675)
Adoption effect of accounting for uncertain tax position	—	—	1,024	5,497	—	6,521
Cash dividends declared ($0.48 per common share)	—	—	—	(139,974)	—	(139,974)
Tax benefit from exercise of stock options	—	—	15,794	—	—	15,794
Balance as of March 29, 2008*	280,519	2,805	1,160,278	800,310	5,804	1,969,197
Components of comprehensive income:						
Net income	—	—	—	361,719	—	361,719
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $9,272	—	—	—	—	(14,888)	(14,888)
Change in net unrealized loss on hedging transactions, net of taxes	—	—	—	—	(2,039)	(2,039)
Cumulative translation adjustment	—	—	—	—	(7,735)	(7,735)
Total comprehensive income						337,057
Issuance of common shares under employee stock plans	5,811	58	96,338	—	—	96,396
Repurchase and retirement of common stock	(10,823)	(108)	(156,635)	(118,257)	—	(275,000)
Early extinguishment of convertible debentures	—	—	(72,593)	—	—	(72,593)
Stock-based compensation expense	—	—	54,509	—	—	54,509
Stock-based compensation capitalized in inventory	—	—	(396)	—	—	(396)
Adjustment to accounting for uncertain tax position adoption entry	—	—	—	(10,120)	—	(10,120)
Cash dividends declared ($0.56 per common share)	—	—	—	(154,534)	—	(154,534)
Tax benefit from exercise of stock options	—	—	4,244	—	—	4,244
Balance as of March 28, 2009*	275,507	2,755	1,085,745	879,118	(18,858)	1,948,760
Components of comprehensive income:						
Net income	—	—	—	357,484	—	357,484
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $9,115	—	—	—	—	14,756	14,756
Change in net unrealized loss on hedging transactions, net of taxes	—	—	—	—	(541)	(541)
Cumulative translation adjustment	—	—	—	—	3,422	3,422
Total comprehensive income						375,121
Issuance of common shares under employee stock plans	4,183	42	60,046	—	—	60,088
Repurchase and retirement of common stock	(6,203)	(62)	(95,526)	(54,409)	—	(149,997)
Stock-based compensation expense	—	—	56,481	—	—	56,481
Stock-based compensation capitalized in inventory	—	—	17	—	—	17
Cash dividends declared ($0.60 per common share)	—	—	—	(165,648)	—	(165,648)
Reduction of tax benefit from exercise of stock options	—	—	(4,352)	—	—	(4,352)
Balance as of April 3, 2010	273,487	$2,735	$1,102,411	$1,016,545	$ (1,221)	$2,120,470

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Note 2)

See notes to consolidated financial statements.

Note 1. Nature of Operations

Xilinx, Inc. (Xilinx or the Company) designs, develops and markets programmable platforms, including advanced integrated circuits, software design tools and predefined system functions delivered as intellectual property cores. In addition to its programmable platforms, the Company provides design services, customer training, field engineering and technical support. The wafers used to manufacture its products are obtained primarily from independent wafer manufacturers located in Taiwan and Japan. The Company is dependent on these foundries to produce and deliver silicon wafers on a timely basis. The Company is also dependent on subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services. Xilinx is a global company with sales offices throughout the world. The Company derives over one-half of its revenues from international sales, primarily in the Asia Pacific region, Europe and Japan.

Note 2. Summary of Significant Accounting Policies and Concentrations of Risk

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Xilinx and its wholly-owned subsidiaries after elimination of all intercompany transactions. The Company uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2010 was a 53-week year ended on April 3, 2010. Each of fiscal 2009 and 2008 was a 52-week year, ended on March 28, 2009 and March 29, 2008, respectively. Fiscal 2011 will be a 52-week year ending on April 2, 2011.

Adoption of New Accounting Standard for Convertible Debentures

Beginning in fiscal 2010, the Company retrospectively adopted the authoritative guidance for convertible debentures issued by the Financial Accounting Standards Board (FASB), which affected the Company's 3.125% junior subordinated convertible debentures (debentures). The guidance specifies that issuers of convertible debt instruments should separately account for the liability (debt) and equity (conversion option) components of such instruments in a manner that reflects the borrowing rate for a similar non-convertible debt. The liability component is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature at issuance. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs and the deferred tax impact. Such excess represents the estimated fair value of the conversion feature and is recorded as additional paid-in capital. The Company's debentures were issued at a coupon rate of 3.125%, which was below the rate of a similar instrument that did not have a conversion feature at that time (7.20%). Therefore, the valuation of the debt component resulted in a discounted carrying value of the debentures compared to the principal. This debt discount is amortized as additional non-cash interest expense over the expected life of the debt, which is also the stated life of the debt. The consolidated financial statements have been retrospectively adjusted for all periods presented in accordance with the authoritative guidance for convertible debentures. See "Note 10. Convertible Debentures and Revolving Credit Facility" for further information.

The effect of the retrospective adoption on individual line items on the Company's consolidated balance sheet was as follows:

(In thousands)	March 28, 2009		
	As Previously Reported	Adjustments (1)	As Adjusted
Other assets	$216,905	$ (13,614) (2)	$ 203,291
Convertible debentures	690,125	(338,015)	352,110
Deferred tax liabilities	82,648	113,541	196,189
Additional paid-in capital	856,232	229,513	1,085,745
Retained earnings	897,771	(18,653)	879,118

(1) The amounts represent the net effect of the adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 and the repurchase of a portion of the debentures.

(2) Other assets as of March 28, 2009 decreased by $13.6 million due to a decrease to long-term deferred tax assets of $7.0 million and a retroactive adjustment of debt issuance costs from other assets to additional paid-in capital of $6.6 million upon the adoption of the accounting standard for convertible debentures. The reclassification resulted in a cumulative decrease in amortization of debt issuance costs of $488 thousand as of March 28, 2009.

The effect of the retrospective adoption on individual line items on the Company's consolidated statements of income for the periods indicated was as follows:

(In thousands, except per share amounts)	Year Ended March 28, 2009			Year Ended March 29, 2008		
	As Previously Reported	Adjustments	As Adjusted	As Previously Reported	Adjustments	As Adjusted
Gain on early extinguishment of convertible debentures	$110,606	$(35,571) (1)	$ 75,035	$ —	$ —	$ —
Interest and other income, net	12,189	(4,587) (2)	7,602	52,750	(4,605) (2)	48,145
Provision for income taxes	122,544	(26,237)	96,307	100,047	127	100,174
Net income	375,640	(13,921)	361,719	374,047	(4,732)	369,315
Net income per common share - basic	$ 1.36	$ (0.05)	$ 1.31	$ 1.27	$ (0.02)	$ 1.25
Net income per common share - diluted	$ 1.36	$ (0.05)	$ 1.31	$ 1.25	$ (0.01)	$ 1.24

(1) Gain on early extinguishment of convertible debentures decreased due to the allocation of the original gain to additional paid-in capital.

(2) Interest and other income (expense), net decreased due to additional interest expense recorded retroactively, partially offset by a reduction of amortization of debt issuance costs.

For fiscal 2010, the retrospective adoption increased interest expense by $3.7 million and decreased provision for income taxes by $1.4 million, and thereby reducing net income by $2.3 million (or $0.01 of net income per basic and diluted common share).

The retrospective adoption does not change the Company's net cash provided by (used in) operating, investing or financing activities for any periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Such estimates relate to, among others, the useful lives of assets, assessment of recoverability of property, plant and equipment, intangible assets and goodwill, inventory write-downs, allowances for doubtful accounts and customer returns, stock-based compensation, potential reserves relating to litigation and tax matters, valuation of certain investments and derivative financial instruments as well as other accruals or reserves. Actual results may differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents and Investments

Cash equivalents consist of highly liquid investments with original maturities from the date of purchase of three months or less. These investments consist of commercial paper, bank certificates of deposit, money market funds and time deposits. Short-term investments consist of municipal bonds, corporate bonds, commercial paper, U.S. and foreign government and agency securities, floating rate notes, mortgage-backed securities and bank certificates of deposit with original maturities greater than three months and remaining maturities less than one year from the balance sheet date. Long-term investments consist of U.S. and foreign government and agency securities, corporate bonds, mortgage-backed securities, floating rate notes and municipal bonds with remaining maturities greater than one year, unless the investments are specifically identified to fund current operations, in which case they are classified as short-term investments. As of April 3, 2010 and March 28, 2009, long-term investments also included approximately $61.6 million and $58.4 million, respectively, of auction rate securities that experienced failed auctions in the fourth quarter of fiscal 2008. These auction rate securities are secured primarily by pools of student loans originated under Federal Family Education Loan Program (FFELP) that are substantially guaranteed by the U. S. Department of Education. Equity investments are also classified as long-term investments since they are not intended to fund current operations.

The Company maintains its cash balances with various banks with high quality ratings, and investment banking and asset management institutions. The Company manages its liquidity risk by investing in a variety of money market funds, high-grade commercial paper, corporate bonds, municipal bonds and U.S. and foreign government and agency securities. This diversification of investments is consistent with its policy to maintain liquidity and ensure the ability to collect principal. The Company maintains an offshore investment portfolio denominated in U.S. dollars. All investments are made pursuant to corporate investment policy guidelines. Investments include Euro commercial paper, Euro dollar bonds, Euro dollar floating rate notes, offshore time deposits, U.S. and foreign government and agency securities, and mortgage-backed securities issued by U.S. government-sponsored enterprises and agencies.

Management classifies investments as available-for-sale or held-to-maturity at the time of purchase and re-evaluates such designation at each balance sheet date, although classification is not generally changed. Securities are classified as held-to-maturity when the Company has the positive intent and the ability to hold the securities until maturity. Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income. No investments were classified as held-to-maturity as of April 3, 2010 or March 28, 2009. Available-for-sale securities are carried at fair value with the unrealized gains or losses, net of tax, included as a component of accumulated other comprehensive income (loss) in stockholders' equity. See "Note 3. Fair Value Measurements" for information relating to the determination of fair value. Realized gains and losses on available-for-sale securities are included in interest and other income (expense), net, and declines in value judged to be other than temporary are included in impairment loss on investments. The cost of securities matured or sold is based on the specific identification method.

In determining whether a decline in value of non-marketable equity investments in private companies is other than temporary, the assessment is made by considering available evidence including the general market conditions in the investee's industry, the investee's product development status, the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. When a decline in value is deemed to be other than temporary, the Company recognizes an impairment loss in the current period's operating results to the extent of the decline.

Accounts Receivable

The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on the aging of Xilinx's accounts receivable, historical experience, known troubled accounts, management judgment and other currently available evidence. Xilinx writes off accounts receivable against the allowance when Xilinx determines a balance is uncollectible and no longer actively pursues collection of the receivable. The amounts of accounts receivable written off were insignificant for all periods presented.

Inventories

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method), or market (estimated net realizable value) and are comprised of the following:

(In thousands)	April 3, 2010	March 28, 2009
Raw materials	$ 13,257	$ 10,024
Work-in-process	85,990	79,426
Finished goods	31,381	30,382
	$130,628	$119,832

The Company reviews and sets standard costs quarterly to approximate current actual manufacturing costs. The Company's manufacturing overhead standards for product costs are calculated assuming full absorption of actual spending over actual volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, the Company writes down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets of three to five years for machinery, equipment, furniture and fixtures and 15 to 30 years for buildings. Depreciation expense totaled $50.2 million, $55.6 million and $54.2 million for fiscal 2010, 2009 and 2008, respectively.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets to be held and used for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, the Company estimates future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. When assets are removed from operations and held for sale, Xilinx estimates impairment losses as the excess of the carrying value of the assets over their fair value.

Goodwill

Goodwill is not amortized but is subject to impairment tests on an annual basis, or more frequently if indicators of potential impairment exist, using a fair-value-based approach. All other intangible assets are amortized over their estimated useful lives and assessed for impairment. Based on the impairment review performed during the fourth quarter of fiscal 2010, there was no impairment of goodwill in fiscal 2010. Unless there are indicators of impairment, the Company's next impairment review for goodwill will be performed and completed in the fourth quarter of fiscal 2011. To date, no impairment indicators have been identified.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to the distributors' end customers. For fiscal 2010, approximately 69% of the Company's net revenues were from products sold to distributors for subsequent resale to original equipment manufacturers (OEMs) or their subcontract manufacturers. Revenue recognition depends on notification from the distributor that product has been sold to the distributor's end customer. Also reported by the distributor are product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. The Company maintains system controls to validate distributor data and to verify that the reported information is accurate. Deferred income on shipments to distributors reflects the effects of distributor price adjustments and the amount of gross margin expected to be realized when distributors sell through product purchased from the Company. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point the Company has a legally enforceable right to collection under normal payment terms.

As of April 3, 2010, the Company had $110.4 million of deferred revenue and $30.3 million of deferred cost of revenues recognized as a net $80.1 million of deferred income on shipments to distributors. As of March 28, 2009, the Company had $90.4 million of deferred revenue and $28.0 million of deferred cost of revenues recognized as a net $62.4 million of deferred income on shipments to distributors. The deferred income on shipments to distributors that will ultimately be recognized in the Company's consolidated statement of income will be different than the amount shown on the consolidated balance sheet due to actual price adjustments issued to the distributors when the product is sold to their end customers.

Revenue from sales to the Company's direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no significant formal acceptance provisions with the Company's direct customers.

Revenue from software licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from Support Products, which includes software and services sales, was less than 6% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Foreign Currency Translation

The U.S. dollar is the functional currency for the Company's Ireland and Singapore subsidiaries. Assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars, and the resulting gains or losses are included in the consolidated statements of income under interest and other income (expense), net. The remeasurement gains or losses were immaterial for all fiscal periods presented.

The local currency is the functional currency for each of the Company's other wholly-owned foreign subsidiaries. Assets and liabilities are translated from foreign currencies into U.S. dollars at month-end exchange rates and statements of income are translated at the average monthly exchange rates. Exchange gains or losses arising from translation of foreign currency denominated assets and liabilities (i.e., cumulative translation adjustment) are included as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Derivative Financial Instruments

To reduce financial risk, the Company periodically enters into financial arrangements as part of the Company's ongoing asset and liability management activities. Xilinx uses derivative financial instruments to hedge fair values of underlying assets and liabilities or future cash flows which are exposed to foreign currency fluctuations. The Company does not enter into derivative financial instruments for trading or speculative purposes. See "Note 5. Derivative Financial Instruments" for detailed information about the Company's derivative financial instruments.

Research and Development Expenses

Research and development costs are current period expenses and charged to expense as incurred.

Stock-Based Compensation

The Company has equity incentive plans that are more fully discussed in "Note 6. Stock-Based Compensation Plans." The authoritative guidance of accounting for share-based payment requires the Company to measure the cost of all employee equity awards that are expected to be exercised based on the grant-date fair value of those awards and to record that cost as compensation expense over the period during which the employee is required to perform service in exchange for the award (over the vesting period of the award). In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The authoritative guidance of accounting for share-based payment requires cash flows resulting from excess tax benefits to be classified as a part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. The exercise price of employee stock options is equal to the market price of Xilinx common stock (defined as the closing trading price reported by The NASDAQ Global Select Market) on the date of grant. Additionally, Xilinx's employee stock purchase plan is deemed a compensatory plan under the authoritative guidance of accounting for share-based payment. Accordingly, the employee stock purchase plan is included in the computation of stock-based compensation expense.

The Company uses the straight-line attribution method to recognize stock-based compensation costs over the requisite service period of the award for stock-based awards granted after April 1, 2006. For stock-based awards granted prior to April 2, 2006, the Company continues to use the accelerated amortization method consistent with the amounts previously disclosed in the pro forma disclosure. Upon exercise, cancellation or expiration of stock options, deferred tax assets for options with multiple vesting dates are eliminated for each vesting period on a first-in, first-out basis as if each award had a separate vesting period. To calculate the excess tax benefits available for use in offsetting future tax shortfalls as of the date of implementation, the Company followed the alternative transition method.

Income Taxes

All income tax amounts reflect the use of the liability method under the accounting for income taxes, as interpreted by FASB authoritative guidance for measuring uncertain tax positions. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

Product Warranty and Indemnification

The Company generally sells products with a limited warranty for product quality. The Company provides an accrual for known product issues if a loss is probable and can be reasonably estimated. As of the end of both fiscal 2010 and 2009, the accrual balance of the product warranty liability was immaterial.

The Company offers, subject to certain terms and conditions, to indemnify certain customers and distributors for costs and damages awarded against these parties in the event the Company's hardware products are found to infringe third-party intellectual property rights, including patents, copyrights or trademarks, and to compensate certain customers for limited specified costs they actually incur in the event our hardware products experience epidemic failure. To a lesser extent, the Company may from time-to-time offer limited indemnification with respect to its software products. The terms and conditions of these indemnity obligations are limited by contract, which obligations are typically perpetual from the effective date of the agreement. The Company has historically received only a limited number of requests for indemnification under these provisions and has not made any significant payments pursuant to these provisions. The Company cannot estimate the maximum amount of potential future payments, if any, that the Company may be required to make as a result of these obligations due to the limited history of indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. However, there can be no assurances that the Company will not incur any financial liabilities in the future as a result of these obligations.

Concentrations of Credit Risk

Avnet, one of the Company's distributors, distributes the substantial majority of the Company's products worldwide. As of April 3, 2010 and March 28, 2009, Avnet accounted for 83% and 81% of the Company's total accounts receivable, respectively. Resale of product through Avnet accounted for 49%, 55% and 61% of the Company's worldwide net revenues in fiscal 2010, 2009 and 2008, respectively. The percentage of accounts receivable due from Avnet and the percentage of worldwide net revenues from Avnet are consistent with historical patterns.

Xilinx is subject to concentrations of credit risk primarily in its trade accounts receivable and investments in debt securities to the extent of the amounts recorded on the consolidated balance sheet. The Company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process, collection terms, distributor sales to diverse end customers and through geographical dispersion of sales. Xilinx generally does not require collateral for receivables from its end customers or from distributors.

No end customer accounted for more than 10% of net revenues for any of the periods presented.

The Company mitigates concentrations of credit risk in its investments in debt securities by currently investing approximately 93% of its portfolio in AA or higher grade securities as rated by Standard & Poor's or Moody's Investors Service. The Company's methods to arrive at investment decisions are not solely based on the rating agencies' credit ratings. Xilinx also performs additional credit due diligence and conducts regular portfolio credit reviews, including a review of counterparty credit risk related to the Company's forward currency exchange contracts. Additionally, Xilinx limits its investments in the debt securities of a single issuer based upon the issuer's credit rating and attempts to further mitigate credit risk by diversifying risk across geographies and type of issuer. As of April 3, 2010, 49% and 51% of its investments in debt securities were domestic and foreign issuers, respectively. See "Note 4. Financial Instruments" for detailed information about the Company's investment portfolio.

As of April 3, 2010, less than 4% of the Company's $1.87 billion investment portfolio consisted of student loan auction rate securities and all of these securities are rated AAA with the exception of $8.3 million that were downgraded to an A rating during fiscal 2009. More than 98% of the underlying assets that secure these securities are pools of student loans originated under the FFELP that are substantially guaranteed by the U.S. Department of Education. These securities experienced failed auctions in the fourth quarter of fiscal 2008 due to liquidity issues in the global credit markets. In a failed auction, the interest rates are reset to a maximum rate defined by the contractual terms for each security. The Company has collected and expects to collect all interest payable on these securities when due. During fiscal 2010 and 2009, $1.3 million and $1.4 million, respectively, of these student loan auction rate securities were redeemed for cash by the issuers at par value. Because there can be no assurance of a successful auction in the future, beginning with the quarter ended March 29, 2008, the student loan auction rate securities were reclassified from short-term to long-term investments on the consolidated balance sheets. The maturity dates range from March 2023 to November 2047.

As of April 3, 2010, approximately 24% of the portfolio consisted of mortgage-backed securities. All of the mortgage-backed securities in the investment portfolio are AAA rated and were issued by U.S. government-sponsored enterprises and agencies.

Since September 2007, the global credit markets have experienced adverse conditions that have negatively impacted the values of various types of investment and non-investment grade securities. During this time the global credit and capital markets experienced volatility and disruption due to instability in the global financial system, uncertainty related to global economic conditions and concerns regarding sovereign financial stability. While general conditions in the global credit markets have improved, there is a risk that the Company may incur additional other-than-temporary impairment charges for certain types of investments should credit market conditions deteriorate or the underlying assets fail to perform as anticipated. See "Note 4. Financial Instruments" for a table of the Company's available-for-sale securities.

Dependence on Independent Manufacturers and Subcontractors

The Company does not directly manufacture the finished silicon wafers used to manufacture its products. Xilinx receives a substantial majority of its finished wafers from one independent wafer manufacturer located in Taiwan. The Company is also dependent on a limited number of subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services.

Recent Accounting Pronouncements

In June 2009, the FASB issued the authoritative guidance to eliminate the historical GAAP hierarchy and establish only two levels of U.S. GAAP, authoritative and nonauthoritative. When launched on July 1, 2009, the FASB Accounting Standards Codification (ASC) became the single source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the ASC became nonauthoritative. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the ASC. This authoritative guidance was effective for financial statements for interim or annual reporting periods ended after September 15, 2009. The Company adopted the new codification in the second quarter of fiscal 2010. As the codification was not intended to change or alter existing GAAP, it did not have any impact on the Company's consolidated financial statements.

In August 2009, the FASB issued the authoritative guidance to provide additional guidance (including illustrative examples) clarifying the measurement of liabilities at fair value. Among other things, the guidance clarifies how the price of a traded debt security (i.e., an asset value) should be considered in estimating the fair value of the issuer's liability. This authoritative guidance was effective for the first reporting period (including interim periods) beginning after its issuance, which for the Company was its third quarter of fiscal 2010, and it did not have a significant impact on the Company's consolidated financial statements.

In October 2009, the FASB issued the authoritative guidance to update the accounting and reporting requirements for revenue arrangements with multiple deliverables. This guidance established a selling price hierarchy, which allows the use of an estimated selling price to determine the selling price of a deliverable in cases where neither vendor-specific objective evidence nor third-party evidence is available. This guidance is to be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, which for the Company is its fiscal 2012. Early adoption is permitted, and if this update is adopted early in other than the first quarter of an entity's fiscal year, then it must be applied retrospectively to the beginning of that fiscal year. The Company is currently assessing the impact of the adoption on its consolidated financial statements.

In October 2009, the FASB issued the authoritative guidance that clarifies which revenue allocation and measurement guidance should be used for arrangements that contain both tangible products and software, in cases where the software is more than incidental to the tangible product as a whole. More specifically, if the software sold with or embedded within the tangible product is essential to the functionality of the tangible product, then this software as well as undelivered software elements that relate to this software are excluded from the scope of existing software revenue guidance. This guidance is to be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, which for the Company is its fiscal 2012. Early adoption is permitted, and if this update is adopted early in other than the first quarter of an entity's fiscal year, then it must be applied retrospectively to the beginning of that fiscal year. The Company is currently assessing the impact of the adoption on its consolidated financial statements.

In January 2010, the FASB issued amended standards that require additional disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in the Company's fourth quarter of fiscal 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the Company's first quarter of fiscal 2012. The Company does not expect these new standards to have significant impacts on the Company's consolidated financial statements.

In February 2010, the FASB issued the authoritative guidance to amend the subsequent event disclosure requirement for public companies. Under this amended guidance, public companies are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and the Company adopted this new guidance in the quarter ended April 3, 2010. See "Note 21. Subsequent Event" for further information.

In April 2010, the FASB issued the authoritative guidance on milestone method of revenue recognition. Under the new guidance, an entity can recognize revenue from consideration that is contingent upon achievement of a milestone in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. This guidance is to be applied prospectively for milestones achieved in fiscal years, and interim period within those years, beginning on or after June 15, 2010, which for the Company is its fiscal 2012. Early adoption is permitted, and if this update is adopted early in other than the first quarter of an entity's fiscal year, then it must be applied retrospectively to the beginning of that fiscal year. The Company is currently assessing the impact of the adoption on its consolidated financial statements.

Note 3. Fair Value Measurements

The guidance for fair value measurements established by the FASB defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which Xilinx would transact and also considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

The Company determines the fair value for marketable debt securities using industry standard pricing services, data providers and other third-party sources and by internally performing valuation analyses. The Company primarily uses a consensus price or weighted average price for its fair value assessment. The Company determines the consensus price using market prices from a variety of industry standard pricing services, data providers, security master files from large financial institutions and other third party sources and uses those multiple prices as inputs into a distribution-curve-based algorithm to determine the daily market value. The pricing services use multiple inputs to determine market prices, including reportable trades, benchmark yield curves, credit spreads and broker/dealer quotes as well as other industry and economic events. For certain securities with short maturities, such as discount commercial paper and certificates of deposit, the security is accreted from purchase price to face value at maturity. If a subsequent transaction on the same security is observed in the marketplace, the price on the subsequent transaction is used as the current daily market price and the security will be accreted to face value based on the revised price. For certain other securities, such as student loan auction rate securities, the Company performs its own valuation analysis using a discounted cash flow pricing model.

The Company validates the consensus prices by taking random samples from each asset type and corroborating those prices using reported trade activity, benchmark yield curves, binding broker/dealer quotes or other relevant price information. There have not been any changes to the Company's fair value methodology during fiscal 2010 and the Company did not adjust or override any fair value measurements as of April 3, 2010.

Fair Value Hierarchy

The measurements of fair value were established based on a fair value hierarchy that prioritizes the utilized inputs. This hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. The guidance for fair value measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following categories:

Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

The Company's Level 1 assets consist of U.S. Treasury securities and money market funds.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

The Company's Level 2 assets consist of bank certificates of deposit, commercial paper, corporate bonds, municipal bonds, U.S. agency securities, foreign government and agency securities, floating-rate notes and mortgage-backed securities. The Company's Level 2 assets and liabilities include foreign currency forward contracts.

Level 3 - Unobservable inputs to the valuation methodology that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

The Company's Level 3 assets and liabilities include student loan auction rate securities and the embedded derivative related to the Company's debentures.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

In instances where the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability. The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of April 3, 2010 and March 28, 2009:

	April 3, 2010			
(In thousands)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:				
Money market funds	$138,738	$ —	$ —	$ 138,738
Bank certificates of deposit	—	59,996	—	59,996
Commercial paper	—	437,790	—	437,790
Corporate bonds	—	538	—	538
Auction rate securities	—	—	61,644	61,644
Municipal bonds	—	9,703	—	9,703
U.S. government and agency securities	49,995	71,961	—	121,956
Foreign government and agency securities	—	488,845	—	488,845
Floating rate notes	—	112,430	—	112,430

Mortgage-backed securities	—	442,199	—	442,199
Total assets measured at fair value	$188,733	$1,623,462	$61,644	$1,873,839
Liabilities:				
Foreign currency forward contracts (net)	$ —	$ 1,477	$ —	$ 1,477
Convertible debentures – embedded derivative	—	—	848	848
Total liabilities measured at fair value	$ —	$ 1,477	$ 848	$ 2,325
Net assets measured at fair value	$188,733	$1,621,985	$60,796	$1,871,514

	March 28, 2009			
(In thousands)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:				
Money market funds	$343,750	$ —	$ —	$ 343,750
Bank certificates of deposit	—	20,001	—	20,001
Commercial paper	—	229,869	—	229,869
Corporate bonds	—	11,485	—	11,485
Auction rate securities	—	—	58,354	58,354
Municipal bonds	—	14,520	—	14,520
U.S. government and agency securities	2,972	6,952	—	9,924
Foreign government and agency securities	—	453,664	—	453,664
Floating rate notes	—	230,575	—	230,575
Asset-backed securities	—	5,894	36,492	42,386
Mortgage-backed securities	—	169,201	—	169,201
Total assets measured at fair value	$346,722	$1,142,161	$94,846	$1,583,729
Liabilities:				
Foreign currency forward contracts (net)	$ —	$ 1,082	$ —	$ 1,082
Convertible debentures – embedded derivative	—	—	2,110	2,110
Total liabilities measured at fair value	$ —	$ 1,082	$ 2,110	$ 3,192
Net assets measured at fair value	$346,722	$1,141,079	$92,736	$1,580,537

Changes in Level 3 Instruments Measured at Fair Value on a Recurring Basis

The following table is a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

(In thousands)	Year Ended April 3, 2010	Year Ended March 28, 2009
Balance as of beginning of period	$92,736	$145,388
Total realized and unrealized gains (losses):		
Included in interest and other income (expense), net	262	170
Included in other comprehensive income (loss)	8,048	(13,416)
Included in impairment loss on investments	—	(38,006)
Sales and settlements, net (1)	(40,250)	(1,400)
Balance as of end of period	$60,796	$ 92,736

(1) During fiscal 2010, we sold $20.0 million notional value of senior class asset-backed securities and realized a $1.0 million loss. Additionally, during fiscal 2010 $20.0 million notional value of senior class asset-backed securities that were measured at fair value using Level 3 inputs matured at par value.

The amount of total gains or (losses) included in net income attributable to the change in unrealized gains or losses relating to assets and liabilities still held as of the end of the period:

(In thousands)	April 3, 2010	March 28, 2009	March 29, 2008
Interest and other income (expense), net	$1,262	$ 170	$ (170)
Impairment loss on investments	(4,507)	(38,006)	(2,850)

As of April 3, 2010, marketable securities measured at fair value using Level 3 inputs were comprised of $61.6 million of student loan auction rate securities. Auction failures during the fourth quarter of fiscal 2008 and the lack of market activity and liquidity required that the Company's student loan auction rate securities be measured using observable market data and Level 3 inputs. The fair values of the Company's student loan auction rate securities were based on the Company's assessment of the underlying collateral and the creditworthiness of the issuers of the securities. More than 98% of the underlying assets that secure the student loan auction rate securities are pools of student loans originated under FFELP that are substantially guaranteed by the U.S. Department of Education. The fair values of the Company's student loan auction rate securities were determined using a discounted cash flow pricing model that incorporated financial inputs such as projected cash flows, discount rates, expected interest rates to be paid to investors and an estimated liquidity discount. The weighted-average life over which cash flows were projected was determined to be approximately nine years, given the collateral composition of the securities. The discount rates that were applied to the pricing model were based on market data and information for comparable- or similar-term student loan asset-backed securities. During fiscal 2010, the discount rate decreased by approximately 1.4 to 1.5 percentage points. The expected interest rate to be paid to investors in a failed auction was determined by the contractual terms for each security. The liquidity discount represents an estimate of the additional return an investor would require to compensate for the lack of liquidity of the student loan auction rate securities. The Company does not intend to sell, nor does it believe it is more likely than not that it would be required to sell, the student loan auction rate securities before anticipated recovery, which could be at final maturity that ranges from March 2023 to November 2047. Because there can be no assurance of a successful auction in the future, all of the Company's student loan auction rate securities are recorded in long-term investments on its consolidated balance sheets. All of the Company's student loan auction rate securities are rated AAA with the exception of $8.3 million that were downgraded to an A rating during the fourth quarter of fiscal 2009.

In March 2007, the Company issued $1.00 billion principal amount of debentures to an initial purchaser in a private offering. As a result of the repurchases in fiscal 2009, the remaining principal amount of the debentures as of April 3, 2010 was $689.6 million. The fair value of the debentures as of April 3, 2010 was approximately $640.8 million, based on the last trading price of the debentures. The debentures included embedded features that qualify as an embedded derivative under authoritative guidance issued by the FASB. The embedded derivative was separately accounted for as a discount on the debentures and its fair value was established at the inception of the debentures. Each quarter, the change in the fair value of the embedded derivative, if any, is recorded in the consolidated statements of income. The Company uses a derivative valuation model to derive the value of the embedded derivative. Key inputs into this valuation model are the Company's current stock price, risk-free interest rates, the stock dividend yield, the stock volatility and the debenture's credit spread over London Interbank Offered Rate (LIBOR). The first three inputs are based on observable market data while the last two inputs require management judgment and are Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

As of April 3, 2010, the Company had non-marketable equity securities in private companies of $17.7 million (adjusted cost). The Company's investments in non-marketable securities of private companies are accounted for by using the cost method. The fair value of the Company's cost method investments is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of these investments. These investments are measured at fair value on a non-recurring basis when they are deemed to be other-than-temporarily impaired. In determining whether a decline in value of non-marketable equity investments in private companies has occurred and is other than temporary, an assessment is made by considering available evidence, including the general market conditions in the investee's industry, the investee's product development status and subsequent rounds of financing and the related valuation and/or Xilinx's participation in such financings. The Company also assesses the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. The valuation methodology for determining the fair value of non-marketable equity securities is based on the factors noted above which require management judgment and are Level 3 inputs. The Company recognized impairment losses on non-marketable equity investments of $3.8 million, $3.0 million and $2.9 million during fiscal 2010, 2009 and 2008, respectively, due to the weak financial condition of certain investees. The entire amount of each of the impaired non-marketable equity investments was written off.

Note 4. Financial Instruments

The following is a summary of available-for-sale securities:

(In thousands)	April 3, 2010 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	March 28, 2009 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	$ 138,738	$ —	$ —	$ 138,738	$ 343,750	$ —	$ —	$ 343,750
Bank certificates of deposit	59,996	—	—	59,996	20,001	—	—	20,001
Commercial paper	437,790	—	—	437,790	229,869	—	—	229,869
Corporate bonds	523	15.	—	538	11,579	207	(301)	11,485
Auction rate securities	69,200	—	(7,556)	61,644	70,450	—	(12,096)	58,354
Municipal bonds	9,688	75	(60)	9,703	14,868	74	(422)	14,520
U.S. government and agency securities	121,991	5	(40)	121,956	9,789	137	(2)	9,924
Foreign government and agency securities	488,845	—	—	488,845	453,505	159	—	453,664
Floating rate notes	112,852	142	(564)	112,430	244,222	303	(13,950)	230,575
Asset-backed securities	—	—	—	—	46,275	13	(3,902)	42,386
Mortgage-backed securities	435,375	8,643	(1,819)	442,199	164,533	5,004	(336)	169,201
	$1,874,998	$8,880	$(10,039)	$1,873,839	$1,608,841	$5,897	$(31,009)	$1,583,729
Included in:								
Cash and cash equivalents				$ 936,489				$ 976,996
Short-term investments				355,148				258,946
Long-term investments				582,202				347,787
				$1,873,839				$1,583,729

The following table shows the fair values and gross unrealized losses of the Company's investments, aggregated by investment category, for individual securities that have been in a continuous unrealized loss position for the length of time specified, as of April 3, 2010 and March 28, 2009:

	April 3, 2010					
	Less Than 12 Months		12 Months or Greater		Total	
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Auction rate securities	$ —	$ —	$ 61,644	$(7,556)	$ 61,644	$ (7,556)
Municipal bonds	623	(1)	1,727	(59)	2,350	(60)
U.S. government and agency securities	109,451	(40)	—	—	109,451	(40)
Floating rate notes	—	—	67,145	(564)	67,145	(564)
Mortgage-backed securities	191,255	(1,819)	—	—	191,255	(1,819)
	$301,329	$(1,860)	$130,516	$(8,179)	$431,845	$(10,039)

	March 28, 2009					
	Less Than 12 Months		12 Months or Greater		Total	
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate bonds	$ 1,729	$ (49)	$ 471	$ (252)	$ 2,200	$ (301)
Auction rate securities	58,354	(12,096)	—	—	58,354	(12,096)
Municipal bonds	4,103	(274)	2,302	(148)	6,405	(422)
U.S. government and agency securities	717	(2)	—	—	717	(2)
Floating rate notes	95,746	(5,762)	116,586	(8,188)	212,332	(13,950)
Asset-backed securities	5,267	(393)	36,492	(3,509)	41,759	(3,902)
Mortgage-backed securities	23,421	(294)	306	(42)	23,727	(336)
	$189,337	$(18,870)	$156,157	$(12,139)	$345,494	$(31,009)

The gross unrealized losses on these investments were primarily due to adverse conditions in the global credit markets in fiscal 2010 and 2009. The Company reviewed the investment portfolio and determined that the gross unrealized losses on these investments as of April 3, 2010 and March 28, 2009 were temporary in nature. The aggregate of individual unrealized losses that had been outstanding for 12 months or more were not significant as of April 3, 2010 and March 28, 2009. The Company neither intends to sell these investments nor concludes that it is more-likely-than-not that it will have to sell them until recovery of their carrying values. The Company also believes that it will be able to collect both principal and interest amounts due to the Company at maturity, given the high credit quality of these investments and any related underlying collateral.

The amortized cost and estimated fair value of marketable debt securities (bank certificates of deposit, commercial paper, corporate bonds, auction rate securities, municipal bonds, U.S. and foreign government and agency securities, floating rate notes and mortgage-backed securities) as of April 3, 2010, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

(In thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$1,152,767	$1,152,899
Due after one year through five years	83,674	83,294
Due after five years through ten years	162,948	165,091
Due after ten years	336,871	333,817
	$1,736,260	$1,735,101

Certain information related to available-for-sale securities is as follows:

(In thousands)	2010	2009	2008
Gross realized gains on sale of available-for-sale securities	$ 2,947	$ 4,544	$ 1,437
Gross realized losses on sale of available-for-sale securities	(2,596)	(1,838)	(6,576)
Net realized gains (losses) on sale of available-for-sale securities	$ 351	$ 2,706	$(5,139)
Amortization of premiums on available-for-sale securities	$(4,797)	$(7,197)	$(8,229)

Note 5. Derivative Financial Instruments

As of April 3, 2010 and March 28, 2009, the Company had the following outstanding forward currency exchange contracts which are derivative financial instruments:

(In thousands and U.S. dollars)	April 3, 2010	March 28, 2009
Euro	$21,190	$51,072
Singapore dollar	58,420	30,123
Japanese Yen	12,268	12,563
British Pound	4,889	6,408
	$ 96,767	$100,166

As part of the Company's strategy to reduce volatility of operating expenses due to foreign exchange rate fluctuations, the Company employs a hedging program with a five-quarter forward outlook for major foreign-currency-denominated operating expenses. The outstanding forward currency exchange contracts expire at various dates between April 2010 and April 2011. The net unrealized gain or loss, which approximates the fair market value of the above contracts, is expected to be realized and reclassified into net income within the next 12 months.

As of April 3, 2010, all the forward foreign currency exchange contracts were designated and qualified as cash flow hedges and the effective portion of the gain or loss on the forward contract was reported as a component of other comprehensive income and reclassified into net income in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the forward contract was immaterial and included in the net income for all periods presented.

The Company may enter into forward foreign currency exchange contracts to hedge firm commitments such as the acquisition of capital expenditures. Gains and losses on foreign currency forward contracts that are designated as hedges of anticipated transactions, for which a firm commitment has been attained and the hedged relationship has been effective, are deferred and included in income or expenses in the same period that the underlying transaction is settled. Gains and losses on any instruments not meeting the above criteria are recognized in income or expenses in the consolidated statements of income as they are incurred.

The debentures include provisions which qualify as an embedded derivative. See "Note 14. Convertible Debentures and Revolving Credit Facility" for detailed discussion about the embedded derivative. The embedded derivative was separated from the debentures and its fair value was established at the inception of the debentures. Any subsequent change in fair value of the embedded derivative would be recorded in the Company's consolidated statement of income. The fair value of the embedded derivative at inception of the debentures was $2.5 million and it changed to $848 thousand and $2.1 million as of April 3, 2010 and March 28, 2009, respectively. The changes in the fair value of the embedded derivative of $1.3 million and $170 thousand during fiscal 2010 and 2009, respectively, were recorded to interest and other income (expense), net on the Company's consolidated statement of income.

The following table summarizes the fair value and presentation in the consolidated balance sheets for derivative instruments designated as hedging instruments as of April 3, 2010 and March 28, 2009, utilized for risk management purposes detailed above:

(In thousands)	Foreign Exchange Contracts			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
April 3, 2010	Prepaid expenses and other current assets	$ 700	Other accrued liabilities	$ 2,177
March 28, 2009	Prepaid expenses and other current assets	$2,307	Other accrued liabilities	$3,389

The following table summarizes the effect of derivative instruments on the consolidated statements of income for the fiscal 2010 and 2009:

(In thousands) Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective portion)	Statement of Income Location	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective portion)	Statement of Income Location	Amount of Gain (Loss) Recorded (Ineffective portion)
		Fiscal 2010			
Foreign exchange contracts	$(541)	Interest and other income (expense), net	$4,404	Interest and other income (expense), net	$ 1
		Fiscal 2009			
Foreign exchange contracts	$(2,039)	Interest and other income (expense), net	$(3,697)	Interest and other income (expense), net	$144

Note 6. Stock-Based Compensation Plans

The Company's equity incentive plans are broad-based, long-term retention programs that cover employees, consultants and non-employee directors of the Company. These plans are intended to attract and retain talented employees, consultants and non-employee directors and to provide such persons with a proprietary interest in the Company.

Stock-Based Compensation

The following table summarizes stock-based compensation expense related to stock awards granted under the Company's equity incentive plans and rights to acquire stock granted under the Company's Employee Stock Purchase Plan:

(In thousands)	2010	2009	2008
Stock-based compensation included in:			
Cost of revenues	$ 5,180	$ 5,791	$ 7,605
Research and development	25,766	25,075	31,433
Selling, general and administrative	24,590	23,079	27,389
Restructuring charges	945	564	—
Stock-based compensation effect on income before taxes	56,481	54,509	66,427
Income tax effect	(17,105)	(13,323)	(19,651)
Net stock-based compensation effect on net income	$39,376	$41,186	$46,776

In accordance with the authoritative guidance of accounting for share-based payment, the Company adjusts stock-based compensation on a quarterly basis for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate for all expense amortization is recognized in the period the forfeiture estimate is changed. The actual forfeiture true up and estimate adjustments in fiscal 2010, 2009 and 2008 were $16.7 million, $15.8 million and $8.4 million, respectively.

As of both April 3, 2010 and March 28, 2009, the ending inventory balances included $1.1 million of capitalized stock-based compensation. The net stock-based compensation capitalized to or released from inventory during fiscal 2010 and 2009 were immaterial. During fiscal 2010, 2009 and 2008, the tax benefit realized for the tax deduction from option exercises and other awards, including amounts credited to additional paid-in capital, totaled $9.3 million, $11.4 million and $25.3 million.

The fair values of stock options and stock purchase plan rights under the Company's equity incentive plans and Employee Stock Purchase Plan were estimated as of the grant date using the Black-Scholes option pricing model. The Company's expected stock price volatility assumption for stock options is estimated using implied volatility of the Company's traded options. The expected life of options granted is based on the historical exercise activity as well as the expected disposition of all options outstanding. The expected life of options granted also considers the actual contractual term. The per-share weighted-average fair values of stock options granted during fiscal 2010, 2009 and 2008 were $5.68, $7.28 and $7.23, respectively. The per share weighted-average fair values of stock purchase rights granted under the Employee Stock Purchase Plan during fiscal 2010, 2009 and 2008 were $6.29, $6.45 and $7.20, respectively. The fair values of stock options and stock purchase plan rights granted in fiscal 2010, 2009 and 2008 were estimated at the date of grant using the following weighted-average assumptions:

	Stock Options			Employee Stock Purchase Plan		
	2010	2009	2008	2010	2009	2008
Expected life of options (years)	5.1 to 5.3	5.2 to 5.4	5.3 to 5.4	0.5 to 2.0	0.5 to 2.0	0.5 to 2.0
Expected stock price volatility	0.30 to 0.43	0.33 to 0.53	0.30 to 0.38	0.31 to 0.34	0.36 to 0.50	0.32 to 0.36
Risk-free interest rate	1.8% to 2.9%	1.5% to 3.5%	2.4% to 5.1%	0.2% to 1.2%	0.4% to 2.5%	2.1% to 5.0%
Dividend yield	2.4% to 3.0%	2.1% to 3.5%	1.6% to 2.8%	2.5% to 2.7%	2.3% to 3.3%	2.1% to 2.4%

The Company began granting restricted stock units (RSUs) in the first quarter of fiscal 2008. The estimated fair values of RSU awards were calculated based on the market price of Xilinx common stock on the date of grant, reduced by the present value of dividends expected to be paid on Xilinx common stock prior to vesting. The per share weighted-average fair values of RSUs granted during fiscal 2010, 2009 and 2008 were $20.38, $21.89 and $24.46, respectively. The weighted-average fair values of RSUs granted in fiscal 2010, 2009 and 2008 were calculated based on estimates at the date of grant as follows:

	2010	2009	2008
Risk-free interest rate	1.3% to 2.0%	1.1% to 3.2%	1.7% to 5.0%
Dividend yield	2.4% to 3.0%	2.1% to 3.5%	1.6% to 2.8%

Options outstanding that have vested and are expected to vest in future periods as of April 3, 2010 are as follows:

(Shares and intrinsic value in thousands)	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (1)
Vested (i.e., exercisable)	26,585	$31.84	3.83	$25,205
Expected to vest	4,032	$22.39	2.50	13,869
Total vested and expected to vest	30,617	$30.60	3.65	$39,074
Total outstanding	31,026	$30.51	4.10	$39,757

(1) These amounts represent the difference between the exercise price and $25.68, the closing price per share of Xilinx's stock on April 1, 2010, for all in-the-money options outstanding.

Options outstanding that are expected to vest are net of estimated future option forfeitures in accordance with the authoritative guidance of accounting for share-based payment, which are estimated when compensation costs are recognized. Options with a fair value of $28.3 million completed vesting during fiscal 2010. As of April 3, 2010, total unrecognized stock-based compensation costs related to stock options and Employee Stock Purchase Plan was $30.7 million and $10.1 million, respectively. The total unrecognized stock-based compensation cost for stock options and Employee Stock Purchase Plan is expected to be recognized over a weighted-average period of 2.2 years and 0.7 years, respectively.

Employee Stock Option Plans

Under the Company's stock option plans (Option Plans), options reserved for future issuance of common shares to employees and directors of the Company total 43.3 million shares as of April 3, 2010, including 12.3 million shares available for future grants under the 2007 Equity Incentive Plan (2007 Equity Plan). Options to purchase shares of the Company's common stock under the Option Plans are granted at 100% of the fair market value of the stock on the date of grant. The contractual term for stock awards granted under the 2007 Equity Plan is seven years from the grant date. Prior to April 1, 2007, stock options granted by the Company generally expire ten years from the grant date. Stock awards granted to existing and newly hired employees generally vest over a four-year period from the date of grant.

A summary of shares available for grant under the 2007 Equity Plan is as follows:

(Shares in thousands)	Shares Available for Grant
March 31, 2007	10,000
Additional shares reserved	5,000
Stock options granted	(3,367)
Stock options cancelled	166
RSUs granted	(2,301)
RSUs cancelled	132
March 29, 2008	9,630
Additional shares reserved	4,000
Stock options granted	(1,895)
Stock options cancelled	627
RSUs granted	(1,634)
RSUs cancelled	324
March 28, 2009	11,052
Additional shares reserved	5,000
Stock options granted	(2,461)
Stock options cancelled	314
RSUs granted	(1,885)
RSUs cancelled	302
April 3, 2010	12,322

A summary of the Company's Option Plans activity and related information is as follows:

	Options Outstanding	
(Shares in thousands)	Number of Shares	Weighted-Average Exercise Price Per Share
March 31, 2007	55,942	$31.13
Granted	3,367	$24.54
Exercised	(5,990)	$14.72
Forfeited/cancelled/expired	(4,030)	$35.17
March 29, 2008	49,289	$32.34
Granted	1,895	$24.32
Exercised	(3,234)	$20.08
Forfeited/cancelled/expired	(6,929)	$34.93
March 28, 2009	41,021	$32.51
Granted	2,461	$21.19
Exercised	(1,600)	$22.95
Forfeited/cancelled/expired	(10,856)	$37.04
April 3, 2010	31,026	$30.51

The 2007 Equity Plan, which became effective on January 1, 2007, replaced both the Company's 1997 Stock Plan (which expired on May 8, 2007) and the Supplemental Stock Option Plan and all available but unissued shares under these prior plans were cancelled as of April 1, 2007. The 2007 Equity Plan is now Xilinx's only plan for providing stock-based awards to eligible employees and non-employee directors. The types of awards allowed under the 2007 Equity Plan include incentive stock options, non-qualified stock options, RSUs, restricted stock and stock appreciation rights. To date, the Company has issued a mix of non-qualified stock options and RSUs under the 2007 Equity Plan. The mix of stock options and RSU awards will change depending upon the grade level of the employees. Employees at the lower grade levels will receive mostly RSUs and may also receive stock options, whereas employees at the higher grade levels, including the Company's executive officers, will receive mostly stock options and may also receive RSUs.

The total pre-tax intrinsic value of options exercised during fiscal 2010 and 2009 was $3.0 million and $18.1 million, respectively. This intrinsic value represents the difference between the exercise price and the fair market value of the Company's common stock on the date of exercise.

Since the Company adopted the policy of retiring all repurchased shares of its common stock, new shares are issued upon employees' exercise of their stock options.

The following information relates to options outstanding and exercisable under the Option Plans as of April 3, 2010:

(Shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price Per Share	Options Exercisable	Weighted-Average Exercise Price Per Share
$15.95 - $19.98	621	4.34	$18.34	439	$18.52
$20.14 - $29.95	19,118	5.14	$24.26	14,860	$24.69
$30.04 - $39.05	4,864	2.07	$35.03	4,864	$35.03
$40.11 - $48.44	5,407	2.92	$41.06	5,406	$41.06
$54.00 - $96.63	1,016	0.39	$77.77	1,016	$77.77
$15.95 - $96.63	31,026	4.10	$30.51	26,585	$31.84

As of March 28, 2009, 35.1 million options were exercisable at an average price of $33.95.

Restricted Stock Unit Awards

A summary of the Company's RSU activity and related information is as follows:

(Shares and intrinsic value in thousands)	RSUs Outstanding			
	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (1)
March 31, 2007	—	$ —		
Granted	2,301	$24.46		
Vested (2)	—	$ —		
Cancelled	(132)	$25.62		
March 29, 2008	2,169	$24.39		
Granted	1,634	$21.89		
Vested (2)	(509)	$24.46		
Cancelled	(324)	$24.25		
March 28, 2009	2,970	$22.99		
Granted	1,885	$20.38		
Vested (2)	(901)	$22.16		
Cancelled	(302)	$22.56		
April 3, 2010	3,652	$21.70	2.68	$93,795
Expected to vest as of April 3, 2010	3,287	$21.63	2.65	$84,422

(1) Aggregate intrinsic value for RSUs represents the closing price per share of Xilinx's stock on April 1, 2010 of $25.68, multiplied by the number of RSUs outstanding or expected to vest as of April 3, 2010.

(2) The number of RSUs vested includes shares that the Company withheld on behalf of employees to satisfy the statutory tax withholding requirements.

RSUs with a fair value of $20.0 million were vested during fiscal 2010. As of April 3, 2010, total unrecognized stock-based compensation costs related to non-vested RSUs was $63.5 million. The total unrecognized stock-based compensation cost for RSUs is expected to be recognized over a weighted-average period of 2.6 years.

Employee Qualified Stock Purchase Plan

Under the Employee Stock Purchase Plan, qualified employees can obtain a 24-month purchase right to purchase the Company's common stock at the end of each six-month exercise period. Participation is limited to 15% of the employee's annual earnings up to a maximum of $21 thousand in a calendar year. Approximately 80% of all eligible employees participate in the Employee Stock Purchase Plan. The purchase price of the stock is 85% of the lower of the fair market value at the beginning of the 24-month offering period or at the end of each six-month exercise period. Employees purchased 2.0 million shares for $28.0 million in fiscal 2010, 2.2 million shares for $34.5 million in fiscal 2009, and 2.1 million shares for $36.6 million in fiscal 2008. As of April 3, 2010, 7.7 million shares were available for future issuance out of the 42.5 million shares authorized.

Note 7. Balance Sheet Information

The following tables disclose those long-term other assets and current liabilities that individually exceed 5% of the respective consolidated balance sheet amounts at each fiscal year. Individual balances that are less than 5% of the respective consolidated balance sheet amounts are aggregated and disclosed as "other."

(In thousands)	April 3, 2010	March 28, 2009*
Other assets:		
Deferred tax assets	$ 63,691	$ 70,373
Affordable housing credit investments	17,447	22,245
Deferred compensation plan	32,046	21,283
Investments in intellectual property and licenses	18,130	20,034
Investments in non-marketable equity securities	17,679	20,519
Income tax refunds receivable	34,542	32,953
Other	27,682	15,884
	$211,217	$203,291
Accrued payroll and related liabilities:		
Accrued compensation	$ 71,505	$ 57,053
Deferred compensation plan liability	37,031	26,339
Other	6,127	6,526
	$114,663	$ 89,918

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Note 2)

No individual amounts within other accrued liabilities exceed 5% of total current liabilities as of April 3, 2010 or March 28, 2009.

Note 8. Restructuring Charges

During the first quarter of fiscal 2010, the Company announced restructuring measures designed to drive structural operating efficiencies across the company. The Company completed this restructuring plan by the end of the fourth quarter of fiscal 2010, and reduced its global workforce by approximately 200 positions, or about 6%. These employee terminations impact various geographies and functions worldwide. The Company recorded total restructuring charges of $30.1 million in fiscal 2010, primarily related to severance costs and benefits expenses.

The following table summarizes the restructuring accrual activity for fiscal 2010:

(In thousands)	Employee severance and benefits	Facility-related and other costs	Total
Balance as of March 28, 2009	$ —	$ 682	$ 682
Restructuring charges	28,531	1,533	30,064
Cash payments	(25,633)	(2,155)	(27,788)
Non-cash settlements	(945)	—	(945)
Balance as of April 3, 2010	$ 1,953	$ 60	$ 2,013

These fiscal 2010 charges above, as well as fiscal 2009 charges included in the table below, have been shown separately as restructuring charges on the consolidated statements of income. The remaining accrual as of April 3, 2010 primarily relates to severance costs and benefits that are expected to be paid during the first quarter of fiscal 2011.

During the first quarter of fiscal 2009, the Company announced a functional reorganization pursuant to which it eliminated 249 positions, or approximately 7% of its global workforce. These employee terminations occurred across various geographies and functions worldwide. The reorganization plan was completed by the end of the second quarter of fiscal 2009.

The Company recorded total restructuring charges of $22.0 million in connection with the reorganization in fiscal 2009. These charges consisted of $20.5 million of severance costs and benefits expenses and $1.5 million of facility-related costs.

The following table summarizes the restructuring accrual activity for fiscal 2009:

(In thousands)	Employee severance and benefits	Facility-related costs	Total
Balance as of March 29, 2008	$ —	$ —	$ —
Restructuring charges	20,539	1,484	22,023
Cash payments	(19,975)	(671)	(20,646)
Non-cash settlements	(564)	(131)	(695)
Balance as of March 28, 2009	$ —	$ 682	$ 682

Note 9. Impairment Loss on Investments

The Company recorded an impairment loss on investments in non-marketable equity securities of $3.8 million and $2.9 million for fiscal 2010 and 2008, respectively, due to the weak financial condition of certain investees. The Company recognized impairment losses on investments of $54.1 million during fiscal 2009, which consisted of $51.1 million impairment losses related to marketable debt and equity securities and $3.0 million impairment losses in non-marketable equity securities.

Of the $54.1 million impairment loss recognized during fiscal 2009, $38.0 million was related to senior class asset-backed securities where the issuer went into receivership. The receiver subsequently sought judicial interpretation of a provision of a legal document governing the issuer's securities. As a result of the outcome of the judicial determination, the receiver immediately liquidated the substantial majority of the issuer's assets, and in accordance with the court order, the proceeds were used to repay short-term liabilities in the order in which they fell due. In December 2008, the receiver reported to the issuer's creditors the outcome of the judicial determination and that the issuer's liabilities substantially exceeded its assets. As a result, the receiver estimated that the issuer would not be able to pay any liabilities falling due after October 2008 regardless of the seniority or status of the securities. Based on these developments, the Company concluded that it was not likely that we would recover the balance of its investment. This decline in fair value was deemed to be other than temporary and, therefore, the Company recognized an impairment loss of $38.0 million on these securities during fiscal 2009. In October 2009, a higher court reversed the initial judicial interpretation and determined that the proceeds should be used to repay short-term liabilities on a pari passu basis. Given the significant liabilities of the issuer, it is uncertain whether the Company will recover any of its original investment. The Company has not recognized any amount that may be due back to the Company.

The Company also recognized an additional impairment loss of $10.0 million on marketable debt securities in its investment portfolio during fiscal 2009, $9.0 million of which was due to the bankruptcy filing by one of the issuers of the marketable debt securities.

In addition to the aforementioned amounts, the Company recorded $3.1 million of impairment losses in marketable equity securities investment during fiscal 2009 as a result of the continued decline in its market value, which led the Company to believe that the decline in the market value was other than temporary. Furthermore, during the same period the Company recorded $3.0 million of write down of its investment in non-marketable equity securities in private companies, which was recorded due primarily to the weak financial condition of certain investees.

Note 10. Commitments

Xilinx leases some of its facilities and office buildings under non-cancelable operating leases that expire at various dates through October 2018. Additionally, Xilinx entered into a land lease in conjunction with the Company's building in Singapore, which will expire in November 2035 and the lease cost was settled in an up-front payment in June 2006. Some of the operating leases for facilities and office buildings require payment of operating costs, including property taxes, repairs, maintenance and insurance. Most of the Company's leases contain renewal options for varying terms. Approximate future minimum lease payments under non-cancelable operating leases are as follows:

Fiscal Year	(In thousands)
2011	$ 7,852
2012	3,117
2013	2,542
2014	1,495
2015	1,335
Thereafter	1,633
	$17,974

Aggregate future rental income to be received, which includes rents from both owned and leased property, totaled $9.0 million as of April 3, 2010. Rent expense, net of rental income, under all operating leases was $5.3 million for fiscal 2010, $9.2 million for fiscal 2009, and $8.2 million for fiscal 2008. Rental income, which includes rents received from both owned and leased property, was not material for fiscal 2010, 2009 or 2008.

Other commitments as of April 3, 2010 totaled $129.5 million and consisted of purchases of inventory and other non-cancelable purchase obligations related to subcontractors that manufacture silicon wafers and provide assembly and some test services. The Company expects to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications. As of April 3, 2010, the Company also had $10.0 million of non-cancelable license obligations to providers of electronic design automation software and hardware/software maintenance expiring at various dates through September 2011.

The Company committed up to $5.0 million to acquire, in the future, rights to intellectual property until July 2023. License payments will be amortized over the useful life of the intellectual property acquired.

Note 11. Net Income Per Common Share

The computation of basic net income per common share for all periods presented is derived from the information on the consolidated statements of income, and there are no reconciling items in the numerator used to compute diluted net income per common share. The total shares used in the denominator of the diluted net income per common share calculation includes 941 thousand, 741 thousand, and 3.6 million potentially dilutive common equivalent shares outstanding for fiscal 2010, 2009 and 2008, respectively, that are not included in basic net income per common share. Potentially dilutive common equivalent shares are determined by applying the treasury stock method to the assumed exercise of outstanding stock options, the assumed vesting of outstanding RSUs and the assumed issuance of common stock under the Employee Stock Purchase Plan.

Outstanding stock options and RSUs to purchase approximately 44.0 million, 44.1 million and 39.9 million shares, for fiscal 2010, 2009 and 2008, respectively, under the Company's stock award plans were excluded from diluted net income per common share, applying the treasury stock method, as their inclusion would have been antidilutive. These options and RSUs could be dilutive in the future if the Company's average share price increases and is greater than the combined exercise prices and the unamortized fair values of these options and RSUs.

Diluted net income per common share does not include any incremental shares issuable upon the exchange of the debentures (see "Note 14. Convertible Debentures and Revolving Credit Facility"). The debentures will have no impact on diluted net income per common share until the price of the Company's common stock exceeds the conversion price of $30.48 per share, because the principal amount of the debentures will be settled in cash upon conversion. Prior to conversion, the Company will include, in the diluted net income per common share calculation, the effect of the additional shares that may be issued when the Company's common stock price exceeds $30.48 per share, using the treasury stock method. The conversion price of $30.48 per share represents the adjusted conversion price due to the accumulation of cash dividends distributed to the common stockholders through fiscal 2010.

Note 12. Interest and Other Income (Expense), Net

The components of interest and other income (expense), net are as follows:

(In thousands)	2010	2009*	2008*
Interest income	$18,782	$47,556	$94,022
Interest expense	(25,989)	(33,534)	(36,606)
Loss on sale of the UMC investment	—	—	(4,731)
Other income (expense), net	628	(6,420)	(4,540)
	$(6,579)	$ 7,602	$48,145

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Note 2)

Note 13. Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances from nonowner sources. The difference between net income and comprehensive income for the Company results from unrealized gains (losses) on its available-for-sale securities, net of taxes, foreign currency translation adjustments and hedging transactions.

The components of comprehensive income are as follows:

(In thousands)	2010	2009*	2008*
Net income	$357,484	$361,719	$369,315
Net change in unrealized loss on available-for-sale securities, net of tax	14,996	(13,268)	(2,512)
Reclassification adjustment for (gains) losses on available-for-sale securities, net of tax, included in net income	(240)	(1,620)	649
Net change in unrealized gain (loss) on hedging transactions, net of tax	(541)	(2,039)	1,014
Net change in cumulative translation adjustment	3,422	(7,735)	3,052
Comprehensive income	$375,121	$337,057	$371,518

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Note 2)

The components of accumulated other comprehensive income (loss) as of fiscal year-ends are as follows:

(In thousands)	April 3, 2010	March 28, 2009
Accumulated unrealized loss on available-for-sale securities, net of tax	$ (718)	$(15,474)
Accumulated unrealized loss on hedging transactions, net of tax	(1,553)	(1,012)
Accumulated cumulative translation adjustment	1,050	(2,372)
Accumulated other comprehensive loss	$ (1,221)	$(18,858)

Note 14. Convertible Debentures and Revolving Credit Facility

3.125% Junior Subordinated Convertible Debentures

In March 2007, the Company issued $1.00 billion principal amount of 3.125% junior convertible debentures due March 15, 2037, to an initial purchaser in a private offering. The debentures are subordinated in right of payment to the Company's existing and future senior debt and to the other liabilities of the Company's subsidiaries. The debentures were initially convertible, subject to certain conditions, into shares of Xilinx common stock at a conversion rate of 32.0760 shares of common stock per $1 thousand principal amount of debentures, representing an initial effective conversion price of approximately $31.18 per share of common stock. The conversion rate is subject to adjustment for certain events as outlined in the indenture governing the debentures but will not be adjusted for accrued interest. Due to the accumulation of cash dividend distributions to common stockholders, the conversion rate for the debentures was adjusted to 32.8092 shares of common stock per $1 thousand principal amount of debentures, representing an adjusted conversion price of $30.48 per share at the end of fiscal 2010.

The Company received net proceeds from issuance of the debentures of $980.0 million after deduction of issuance costs of $20.0 million. During fiscal 2009, the Company paid $193.2 million in cash to repurchase $310.4 million (principal amount) of its debentures, resulting in approximately $689.6 million of principal amount of debt outstanding as of April 3, 2010. The debt issuance costs, as adjusted for the retrospective adoption of the authoritative guidance for convertible debentures issued by the FASB, are recorded in long-term other assets and are being amortized to interest expense over 30 years. Cash interest of 3.125% (per annum) is payable semiannually in arrears on March 15 and September 15, beginning on September 15, 2007. However, the Company recognizes an effective interest rate of 7.20% on the carrying value of the debentures. The effective rate is based on the interest rate for a similar instrument that does not have a conversion feature. The debentures also have a contingent interest component that may require the Company to pay interest based on certain thresholds beginning with the semi-annual interest period commencing on March 15, 2014 (the maximum amount of contingent interest that will accrue is 0.50% per year) and upon the occurrence of certain events, as outlined in the indenture governing the debentures.

Beginning in fiscal 2010, the Company retrospectively adopted the authoritative guidance for convertible debentures issued by the FASB. The authoritative guidance specifies that issuers of convertible debt instruments should separately account for the liability (debt) and equity (conversion option) components of such instruments in a manner that reflects the borrowing rate for a similar non-convertible debt. See "Adoption of New Accounting Standard for Convertible Debentures" included in "Note 1. Basis of Presentation" for further information relating to the adoption.

The carrying values of the liability and equity components of the debentures, after the retrospective adoption, are reflected in the Company's consolidated balance sheets as follows:

(In thousands)	April 3, 2010	Mar 28, 2009
Liability component:		
Principal amount of convertible debentures	$ 689,635	$ 689,635
Unamortized discount of liability component	(334,123)	(338,015)
Unamortized discount of embedded derivative from date of issuance	(1,562)	(1,620)
Carrying value of liability component	353,950	350,000
Carrying value of embedded derivative component	848	2,110
Convertible debentures – net carrying value	$ 354,798	$ 352,110
Equity component – net carrying value	$ 229,513	$ 229,513

The remaining debt discount is being amortized as additional non-cash interest expense over the expected remaining life of the debentures using the effective interest rate of 7.20%. As of April 3, 2010, the remaining term of the debentures is 27 years. Interest expense related to the debentures was included in interest and other income (expense), net on the consolidated statements of income and was recognized as follows:

(In thousands)	2010	2009*	2008*
Contractual coupon interest	$21,816	$28,293	$31,250
Amortization of debt issuance costs	223	379	383
Amortization of embedded derivative	58	73	84
Amortization of debt discount	3,892	4,789	4,889
Total interest expense related to the debentures	$25,989	$33,534	$36,606

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Note 2)

On or after March 15, 2014, the Company may redeem all or part of the remaining debentures outstanding for the principal amount plus any accrued and unpaid interest if the closing price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading-day period prior to the date on which the Company provides notice of redemption. Upon conversion, the Company would pay the holder the cash value of the applicable number of shares of Xilinx common stock, up to the principal amount of the debentures. If the conversion value exceeds $1 thousand, the Company may also deliver, at its option, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1 thousand (conversion spread). There would be no adjustment to the numerator in the net income per common share computation for the cash settled portion of the debentures as that portion of the debt instrument will always be settled in cash. The conversion spread will be included in the denominator for the computation of diluted net income per common share, using the treasury stock method.

Holders of the debentures may convert their debentures only upon the occurrence of certain events in the future, as outlined in the indenture. In addition, holders of the debentures who convert their debentures in connection with a fundamental change, as defined in the indenture, may be entitled to a make-whole premium in the form of an increase in the conversion rate. Additionally, in the event of a fundamental change, the holders of the debentures may require Xilinx to purchase all or a portion of their debentures at a purchase price equal to 100% of the principal amount of debentures, plus accrued and unpaid interest, if any. As of April 3, 2010, none of the conditions allowing holders of the debentures to convert had been met.

The Company concluded that the embedded features related to the contingent interest payments and the Company making specific types of distributions (e.g., extraordinary dividends) qualify as derivatives and should be bundled as a compound embedded derivative. The fair value of the derivative at the date of issuance of the debentures was $2.5 million and is accounted for as a discount on the debentures. Due to the repurchase of a portion of the debentures in fiscal 2009, the carrying value of the derivative was reduced to $1.6 million and will continue to be amortized to interest expense over the remaining term of the debentures. The fair value of the derivative as of April 3, 2010 and March 28, 2009 was $848 thousand and $2.1 million, respectively. Any change in fair value of this embedded derivative will be included in interest and other income (expense), net on the Company's consolidated statements of income. The Company also concluded that the debentures are not conventional convertible debt instruments and that the embedded stock conversion option qualifies as a derivative. In addition, the Company has concluded that the embedded conversion option would be classified in stockholders' equity if it were a freestanding instrument. Accordingly, the embedded conversion option is not required to be accounted for separately.

Revolving Credit Facility

In April 2007, Xilinx entered into a five-year $250.0 million senior unsecured revolving credit facility with a syndicate of banks. Borrowings under the credit facility will bear interest at a benchmark rate plus an applicable margin based upon the Company's credit rating. In connection with the credit facility, the Company is required to maintain certain financial and non-financial covenants. As of April 3, 2010, the Company had made no borrowings under this credit facility and was not in violation of any of the covenants.

Note 15. Stockholders' Equity

Preferred Stock

The Company's Certificate of Incorporation authorized 2.0 million shares of undesignated preferred stock. The preferred stock may be issued in one or more series. The Board of Directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock. As of April 3, 2010 and March 28, 2009, no preferred shares were issued or outstanding.

Common Stock and Debentures Repurchase Programs

The Board of Directors has approved stock repurchase programs enabling the Company to repurchase its common stock in the open market or through negotiated transactions with independent financial institutions. In February 2007, the Board authorized a $1.50 billion repurchase program (2007 Repurchase Program). In February 2008, the Board authorized the repurchase of up to $800.0 million of common stock (2008 Repurchase Program). In November 2008, the Board of Directors approved an amendment to the Company's 2008 Repurchase Program to provide that the funds may also be used to repurchase outstanding debentures. The 2008 Repurchase Program has no stated expiration date. Through April 3, 2010, the Company had used the entire amount authorized under the 2007 Repurchase program and $424.3 million out of the $800.0 million authorized under the 2008 Repurchase Program. Out of the $424.3 million used under the 2008 Repurchase Program, $231.1 million was used to repurchase 9.4 million shares of its outstanding common stock and $193.2 million was used to repurchase $310.4 million (principal amount) of its debentures. See "Note 14. Convertible Debentures and Revolving Credit Facility" for additional information about the debentures. The Company's current policy is to retire all repurchased shares and debentures, and consequently, no treasury shares or debentures were held as of April 3, 2010 or March 28, 2009.

During fiscal 2009, the Company entered into stock repurchase agreements with independent financial institutions to repurchase shares under both the 2007 Repurchase Program and 2008 Repurchase Program. Under these agreements, Xilinx provided these financial institutions with up-front payments totaling $275.0 million for fiscal 2009. These financial institutions agreed to deliver to Xilinx a certain number of shares based upon the volume weighted-average price, during an averaging period, less a specified discount. Under these arrangements, the Company repurchased 10.8 million shares of common stock for $275.0 million during fiscal 2009, of which $81.1 million was purchased under the 2008 Repurchase Program while the remaining balance of $193.9 million was purchased under the 2007 Repurchase Program. There were no such arrangements in fiscal 2010. During fiscal 2010, the Company repurchased 6.2 million shares of common stock in the open market for a total of $150.0 million under the 2008 Repurchase Program. As of April 3, 2010, no amounts remained outstanding under any stock repurchase agreements and all related shares had been delivered to the Company.

Note 16. Income Taxes

The provision for income taxes consists of the following:

(In thousands)		2010	2009*	2008*
Federal:	Current	$ (8,732)	$ 44,008	$ 81,147
	Deferred	56,085	49,347	1,866
		47,353	93,355	83,013
State:	Current	6,174	3,507	(3,359)
	Deferred	243	(14,760)	(740)
		6,417	(11,253)	(4,099)
Foreign:	Current	8,809	14,538	21,590
	Deferred	1,702	(333)	(330)
		10,511	14,205	21,260
Total		$ 64,281	$96,307	$100,174

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Note 2)

The domestic and foreign components of income before income taxes were as follows:

	2010	2009*	2008*
Domestic	$ 59,473	$110,492	$ 45,350
Foreign	362,292	347,534	424,139
Income before income taxes	$421,765	$458,026	$469,489

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Note 2)

The tax benefits (expenses) associated with stock option exercises and the employee stock purchase plan recorded in additional paid-in capital were $(4.4) million, $4.2 million and $15.8 million, for fiscal 2010, 2009 and 2008, respectively.

As of April 3, 2010, the Company had federal and state net operating loss carryforwards of approximately $17.5 million. If unused, these carryforwards will expire in 2013 through 2026. The Company had federal and state R&D tax credit carryforwards of approximately $91.2 million, federal affordable housing tax credit carryforwards of approximately $5.6 million and no other state credit carryforwards. If unused, $8.7 million of the tax credit carryforwards will expire in 2023 through 2030. The remainder of the credits has no expiration date.

Unremitted foreign earnings that are considered to be permanently invested outside the U. S. and on which no U.S. taxes have been provided, are approximately $945.6 million as of April 3, 2010. The residual U.S. tax liability, if such amounts were remitted, would be approximately $296.3 million.

The provision for income taxes reconciles to the amount derived by applying the Federal statutory income tax rate to income before provision for taxes as follows:

(In thousands)	2010	2009*	2008*
Income before provision for taxes	$421,765	$458,026	$469,489
Federal statutory tax rate	35%	35%	35%
Computed expected tax	147,618	160,309	164,321
State taxes, net of federal benefit	4,527	(7,292)	(4,970)
Non-deductible stock-based compensation	1,813	2,550	2,676
Tax exempt interest	(396)	(567)	(721)
Foreign earnings at lower tax rates	(67,651)	(49,446)	(55,949)
Tax credits	(16,491)	(13,936)	(5,054)
Deferred compensation	(2,994)	3,510	606
Other	(2,145)	1,179	(735)
Provision for income taxes	$ 64,281	$ 96,307	$100,174

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Note 2)

The Company has manufacturing operations in Singapore where the Company has been granted "Pioneer Status" that is effective through fiscal 2021. The Pioneer Status reduces the Company's tax on the majority of Singapore income from 17% to zero. The benefit of Pioneer Status in Singapore for fiscal 2010 is approximately $18.7 million ($0.07 per common share) on income considered permanently reinvested outside the U.S. The tax effect of operations in low tax jurisdictions on the Company's overall tax rate is reflected in the table above.

The major components of deferred tax assets and liabilities consisted of the following as of April 3, 2010 and March 28, 2009:

(In thousands)	2010	2009*
Deferred tax assets:		
Inventory valuation differences	$ 2,050	$ 5,116
Stock-based compensation	32,504	43,316
Deferred income on shipments to distributors	20,166	13,567
Accrued expenses	55,513	36,016
Tax loss carryforwards	11,931	8,204
Tax credit carryforwards	74,705	94,718
Intangible and fixed assets	21,939	18,782
Strategic and equity investments	18,210	22,432
Deferred compensation plan	15,081	10,453
Unrealized losses on available-for-sale securities	441	9,638
Other	3,136	2,859
	255,676	265,101

Valuation allowance	—	—
Total deferred tax assets	255,676	265,101
Deferred tax liabilities:		
Unremitted foreign earnings	(189,117)	(148,433)
State income taxes	(21,821)	(24,770)
Convertible debt	(167,985)	(147,856)
Other	(6,086)	(6,148)
Total deferred tax liabilities	(385,009)	(327,207)
Total net deferred tax liabilities	$(129,333)	$ (62,106)

* As adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Note 2)

Long-term deferred tax assets of $63.7 million and $70.4 million as of April 3, 2010 and March 28, 2009, respectively, are included in other assets on the consolidated balance sheet (see "Note 7. Balance Sheet Information").

The aggregate changes in the balance of gross unrecognized tax benefits for fiscal 2010 and 2009 were as follows:

(In thousands)	2010	2009
Balance as of beginning of fiscal year	$115,637	$105,079
Adjustment to adoption entry of accounting for uncertain tax position	—	10,032
Increases in tax positions for prior years	14,677	1,088
Decreases in tax positions for prior years	(29,103)	(12,581)
Increases in tax positions for current year	12,607	12,676
Settlements	—	—
Lapse in statute of limitations	(17,549)	(657)
Balance as of end of fiscal year	$ 96,269	$115,637

The Company adjusted the cumulative effect of adopting FASB authoritative guidance for measuring uncertain tax positions in the second quarter of fiscal 2009 in connection with a change in estimate related to the application of certain historical tax elections. As a result, retained earnings and deferred tax liabilities decreased by $10.1 million and $18.2 million, respectively, and long-term income taxes payable increased by $28.3 million.

If the remaining balance of $96.3 million and $115.6 million of unrecognized tax benefits as of April 3, 2010 and March 28, 2009, respectively, were realized in a future period, it would result in a tax benefit of $66.5 million and $58.5 million, respectively, thereby reducing the effective tax rate.

The Company's policy is to include interest and penalties related to income tax liabilities within the provision for income taxes on the consolidated statements of income. The balance of accrued interest and penalties was $3.1 million and $4.0 million as of April 3, 2010 and March 28, 2009, respectively. Interest and penalties included in (released from) the Company's provision for income taxes totaled $(900) thousand and $1.1 million for fiscal 2010 and 2009, respectively.

The Company is no longer subject to U.S. federal and state audits by taxing authorities for years through fiscal 2004. The U.S. federal statute of limitations on fiscal 2006 has also expired. The Company is no longer subject to tax audits in Ireland for years through fiscal 2004.

On December 8, 2008, the IRS issued a statutory notice of deficiency reflecting proposed audit adjustments for fiscal 2005. The Company filed a petition with the Tax Court on March 2, 2009, in response to this notice of deficiency. The Company began negotiations with the IRS Appeals Division on this matter in the third quarter of fiscal 2010. On March 22, 2010, the Company settled the proposed adjustment related to acquired technology with no net change in tax liability. The Company believes it has provided adequate reserves for the other proposed adjustments to fiscal 2005. It is impractical to determine the amount of uncertain tax benefits that will significantly increase or decrease within the next 12 months prior to settlement of the remaining issues.

The IRS audited and issued proposed adjustments to the Company's tax returns for fiscal 1996 through 2001. The Company filed petitions with the Tax Court in response to assertions by the IRS relating to fiscal 1996 through 2000. Except to the extent there is a further appeal by the IRS, all issues have been settled with the IRS in this matter as described below.

On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement, and thus, the Company had no tax, interest, or penalties due for this issue. The Tax Court entered its decision on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the U.S. Court of Appeals for the Ninth Circuit (Appeals Court). The Company and the IRS presented oral arguments to a three-judge panel of the Appeals Court on March 12,

2008. On May 27, 2009, the Company received a 2-1 adverse judicial ruling from the Appeals Court reversing the Tax Court decision and holding that the Company should include stock option amounts in its cost sharing agreement with Xilinx Ireland. As a result, the Company recorded expense of $8.6 million in the first quarter of fiscal 2010 in order to reverse the interest income it accrued through March 28, 2009 on the earlier prepayment it made to the IRS. As a result of the May 27, 2009 decision, the Company increased its accrual for penalties and interest in the first quarter from $4.0 million to $21.9 million. The Company did not agree with the Appeals Court decision and filed a motion for rehearing on August 12, 2009. On January 13, 2010, the Appeals Court issued an order withdrawing both the majority and dissent opinions that were issued on May 27, 2009. On March 22, 2010 the Appeals Court in a 2-1 majority opinion affirmed the Tax Court decision in Xilinx's favor. As a result of the March 2010 decision, the Company expects to receive a refund from the IRS of approximately $25.2 million and interest of approximately $9.4 million. The accrual for penalties and interest decreased from $21.5 million in the third quarter to $3.1 million in the fourth quarter of fiscal 2010, primarily as a result of the March 2010 decision.

Note 17. Segment Information

Xilinx designs, develops, and markets programmable logic semiconductor devices and the related software design tools. The Company operates and tracks its results in one operating segment. Xilinx sells its products to OEMs and to electronic components distributors who resell these products to OEMs or subcontract manufacturers.

Geographic revenue information for fiscal 2010, 2009 and 2008 reflects the geographic location of the distributors or OEMs who purchased the Company's products. This may differ from the geographic location of the end customers. Long-lived assets include property, plant and equipment, which were based on the physical location of the asset as of the end of each fiscal year.

Net revenues by geographic region were as follows:

(In thousands)	2010	2009	2008
North America:			
United States	$ 578,254	$ 576,916	$ 696,367
Other	50,219	50,744	21,430
Total North America	628,473	627,660	717,797
Asia Pacific:			
China	327,325	261,669	205,184
Other	321,778	341,347	321,106
Total Asia Pacific	649,103	603,016	526,290
Europe	395,121	411,649	407,186
Japan	160,857	182,859	190,099
Worldwide total	$1,833,554	$1,825,184	$1,841,372

Net long-lived assets by country at fiscal year-ends were as follows:

(In thousands)	April 3, 2010	March 28, 2009	March 29, 2008
United States	$245,698	$263,242	$267,714
Foreign:			
Ireland	57,369	67,497	72,947
Singapore	56,869	48,289	51,756
Other	5,942	8,879	12,013
Total foreign	120,180	124,665	136,716
Worldwide total	$365,878	$387,907	$404,430

Note 18. Litigation Settlements and Contingencies

Internal Revenue Service

The IRS audited and issued proposed adjustments to the Company's tax returns for fiscal 1996 through 2001. The Company filed petitions with the Tax Court in response to assertions by the IRS relating to fiscal 1996 through 2000. Except to the extent there is a further appeal by the IRS, all issues have been settled with the IRS in this matter as described below.

On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement, and thus, the Company had no tax, interest, or penalties due for this issue. The Tax Court entered its decision on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the Appeals Court. The Company and the IRS presented oral arguments to a three-judge panel of the Appeals Court on March 12, 2008. On May 27, 2009, the Company received a 2-1 adverse judicial ruling from the Appeals Court reversing the Tax Court decision and holding that the Company should include stock option amounts in its cost sharing agreement with Xilinx Ireland. The Company did not agree with the Appeals Court decision and filed a motion for rehearing on August 12, 2009. On January 13, 2010, the Appeals Court issued an order withdrawing both the majority and dissent opinions that were issued on May 27, 2009. On March 22, 2010 the Appeals Court in a 2-1 majority opinion affirmed the Tax Court decision in Xilinx's favor.

In a separate matter, on December 8, 2008, the IRS issued a statutory notice of deficiency reflecting proposed audit adjustments for fiscal 2005. The Company began negotiations with the IRS Appeals Division on this matter in the third quarter of fiscal 2010. On March 22, 2010, the Company settled the proposed adjustment related to acquired technology with no net change in tax liability. The Company believes it has adequate reserves for the remaining issues.

Patent Litigation

On November 5, 2009, Agere Systems, Inc. (Agere), a wholly-owned subsidiary of LSI Corporation (LSI), filed an action for patent infringement and breach of contract of a patent license agreement against the Company in the Supreme Court of the State of New York (*Agere Systems Inc. v. Xilinx, Inc.*, Index No. 603382/09, the New York State Action). This action was ultimately removed to U.S. District Court for the Southern District of New York, and consolidated with the Company's related actions against Agere and LSI. On April 2, 2010, Xilinx and LSI reached a resolution on the foregoing matters and all outstanding litigation between Xilinx and LSI and Agere have been dismissed with prejudice. This resolution did not have a material impact on the Company's financial position or results of operations.

On December 28, 2007, a patent infringement lawsuit was filed by PACT XPP Technologies, AG (PACT) against the Company in the U.S. District Court for the Eastern District of Texas, Marshall Division (PACT XPP Technologies, AG. v. Xilinx, Inc. and Avnet, Inc. Case No. 2:07-CV-563). The lawsuit pertains to 11 different patents and PACT seeks injunctive relief, unspecified damages, interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.

Other Matters

Except as stated above, there are no pending legal proceedings of a material nature to which the Company is a party or of which any of its property is the subject.

Note 19. Goodwill and Acquisition-Related Intangibles

As of April 3, 2010 and March 28, 2009, the gross and net amounts of goodwill and of acquisition-related intangibles for all acquisitions were as follows:

(In thousands)

	2010	2009	Amortization Life
Goodwill	$117,955	$117,955	
Patents-gross	$ 22,752	$ 22,752	5 to 7 years
Less accumulated amortization	22,752	22,738	
Patents-net	—	14	
Miscellaneous intangibles-gross	58,958	58,958	2 to 5 years
Less accumulated amortization	58,958	56,479	
Miscellaneous intangibles-net	—	2,479	
Total acquisition-related intangibles-gross	81,710	81,710	
Less accumulated amortization	81,710	79,217	
Total acquisition-related intangibles-net	$ —	$ 2,493	

Amortization expense for all intangible assets for fiscal 2010, 2009 and 2008 was $2.5 million, $5.3 million and $6.8 million, respectively. All acquisition-related intangibles were fully amortized as of the end of the Company's first quarter of fiscal 2010. Acquisition-related intangible assets were amortized on a straight-line basis.

Note 20. Employee Benefit Plans

Xilinx offers various retirement benefit plans for U.S. and non-U.S. employees. Total contributions to these plans were $9.3 million, $9.9 million and $8.1 million in fiscal 2010, 2009 and 2008, respectively. For employees in the U.S., effective July 1, 2008, Xilinx instituted a Company matching program pursuant to which the Company will match contributions to Xilinx's 401(k) Plan (the 401(k) Plan) based on the amount of salary deferral contributions the participant makes to the 401(k) Plan. Xilinx will match up to 50% of the first 8% of an employee's compensation that the employee contributed to their 401(k) account. Because the program was introduced mid-year, the maximum Company match for calendar year 2008 was $2,250 per employee. For calendar year 2009 and beyond, the maximum Company contribution per year is $4,500 per employee. Prior to July 1, 2008, the Company made discretionary contributions to employee 401(k) accounts when performance targets were met. As permitted under Section 401(k) of the Internal Revenue Code, the 401(k) Plan allows tax deferred salary deductions for eligible employees. The Compensation Committee of the Board of Directors administers the 401(k) Plan. Participants in the 401(k) Plan may make salary deferrals of up to 25% of the eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code. Effective January 1, 2003, participants who have reached the age of 50 before the close of the plan year may be eligible to make catch-up salary deferral contributions, up to 25% of eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code.

The Company allows its U.S.-based officers, director-level employees, and its board members to defer a portion of their compensation under the Deferred Compensation Plan (the Plan). The Compensation Committee administers the Plan. As of April 3, 2010, there were approximately 135 participants in the Plan who self-direct their contributions into investment options offered by the Plan. The Plan does not allow Plan participants to invest directly in Xilinx's stock. In the event Xilinx becomes insolvent, Plan assets are subject to the claims of the Company's general creditors. There are no Plan provisions that provide for any guarantees or minimum return on investments. As of April 3, 2010, Plan assets were $32.0 million and obligations were $37.0 million. As of March 28, 2009, Plan assets were $21.3 million and obligations were $26.3 million.

Note 21. Subsequent Events

On April 27, 2010, the Company's Board of Directors declared a cash dividend of $0.16 per common share for the first quarter of fiscal 2011. The dividend is payable on June 9, 2010 to stockholders of record on May 19, 2010.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Xilinx, Inc.

We have audited the accompanying consolidated balance sheets of Xilinx, Inc. as of April 3, 2010 and March 28, 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 3, 2010. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a)(2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xilinx, Inc. at April 3, 2010 and March 28, 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 3, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, Xilinx, Inc. changed its method of accounting for convertible debt instruments with cash settlement features during 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Xilinx, Inc.'s internal control over financial reporting as of April 3, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 1, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
June 1, 2010

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Xilinx, Inc.

We have audited Xilinx, Inc.'s internal control over financial reporting as of April 3, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Xilinx, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Xilinx, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 3, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xilinx, Inc. as of April 3, 2010 and March 28, 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 3, 2010 of Xilinx, Inc. and our report dated June 1, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
June 1, 2010

XILINX, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Description	Beginning of Year	Charged (Credited) to Income	Deductions (a)	Balance at End of Year
For the year ended March 29, 2008:				
Allowance for doubtful accounts	$3,655	$ —	$ 21	$3,634
Allowance for customer returns	$ 82	$ (3)	$ 79	$ —
For the year ended March 28, 2009:				
Allowance for doubtful accounts	$3,634	$ —	$ 5	$3,629
Allowance for customer returns	$ —	$ —	$ —	$ —
For the year ended April 3, 2010:				
Allowance for doubtful accounts	$3,629	$ —	$ 1	$3,628
Allowance for customer returns	$ —	$ —	$ —	$ —

(a) Represents amounts written off against the allowances or customer returns.

SUPPLEMENTARY FINANCIAL DATA
Quarterly Data (Unaudited)

(In thousands, except per share amounts) Year ended April 3, 2010 (1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$376,235	$414,950	$513,349	$529,020
Gross margin	232,413	256,773	329,029	343,536
Income before income taxes	46,450 (2)	80,310 (3)	133,011 (4)	161,994 (5)
Net income	38,006	64,038	106,908	148,532
Net income per common share: (6)				
Basic	$ 0.14	$ 0.23	$ 0.39	$ 0.54
Diluted	$ 0.14	$ 0.23	$ 0.38	$ 0.54
Shares used in per share calculations:				
Basic	275,523	276,353	276,832	274,686
Diluted	276,258	276,988	278,566	277,290
Cash dividends declared per common share	$ 0.14	$ 0.14	$ 0.16	$ 0.16

(1) Xilinx uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2010 was a 53-week year and each quarter was a 13-week quarter except the third quarter, which was a 14-week quarter.

(2) Income before income taxes includes restructuring charges of $15,771 and the additional interest expense of $888 as a result of the adoption of the accounting standard for the debentures.

(3) Income before income taxes includes restructuring charges of $5,915 and the additional interest expense of $905 as a result of the adoption of the accounting standard for the debentures.

(4) Income before income taxes includes restructuring charge of $5,531 and an impairment loss on investments of $3,041 and the additional interest expense of $922 as a result of the adoption of the accounting standard for the debentures.

(5) Income before income taxes includes restructuring charge of $2,847 and an impairment loss on investments of $764 and the additional interest expense of $940 as a result of the adoption of the accounting standard for the debentures.

(6) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

(In thousands, except per share amounts) Year ended March 28, 2009 (1)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
Net revenues	$488,246		$483,537		$458,387		$395,014	
Gross margin	311,740		306,130		293,056		245,107	
Income before income taxes	106,898	(2)	102,875	(3)	156,589	(4)	91,664	(5)
Net income	83,178		81,060		119,444		78,037	
Net income per common share: (6)								
Basic	$ 0.30		$ 0.29		$ 0.44		$ 0.28	
Diluted	$ 0.30		$ 0.29		$ 0.44		$ 0.28	
Shares used in per share calculations:								
Basic	278,165		276,169		273,997		274,689	
Diluted	280,881		277,714		274,223		274,881	
Cash dividends declared per common share	$ 0.14		$ 0.14		$ 0.14		$ 0.14	

(1) Xilinx uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2009 was a 52-week year and each quarter was a 13-week quarter. Additionally, fiscal 2009 results were adjusted for the retrospective adoption of the accounting standard for convertible debentures in the first quarter of fiscal 2010 (see Notes 2 and 14 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data").

(2) Income before income taxes includes restructuring charges of $19,536, an impairment loss on investments of $4,621 and a charge of $3,086 related to an impairment of a leased facility that the Company no longer intends to occupy.

(3) Income before income taxes includes restructuring charges of $2,487 and an impairment loss on investments of $29,001.

(4) Income before income taxes includes a gain on early extinguishment of debentures of $58,290 and an impairment loss on investments of $19,540.

(5) Income before income taxes includes a gain on early extinguishment of debentures of $16,745 and an impairment loss on investments of $967.

(6) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was carried out, under the supervision of and with the participation of Xilinx, Inc.'s management, including our CEO and CFO, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Form 10-K, the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended April 3, 2010 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. This system of internal control is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The design, monitoring and revision of the system of internal control over financial reporting involve, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The effectiveness of the system of internal control over financial reporting is supported by the selection, retention and training of qualified personnel and an organizational structure that provides an appropriate division of responsibility and formalized procedures. The system of internal control is periodically reviewed and modified in response to changing conditions.

Because of its inherent limitations, no matter how well designed, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements or all fraud. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management has used the criteria established in the Report '*Internal Control — Integrated Framework*' issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our internal control over financial reporting. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of April 3, 2010.

The effectiveness of the Company's internal control over financial reporting as of April 3, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8. of this Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Report in that the Registrant will file a definitive proxy statement pursuant to Regulation 14A under the Exchange Act (the Proxy Statement) not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference. Such incorporation does not include the Compensation Committee Report included in the Proxy Statement.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item concerning the Company's executive officers is incorporated herein by reference to Item 1. "Business – Executive Officers of the Registrant" within this Form 10-K.

The information required by this item concerning the Company's directors, the code of ethics and corporate governance matters is incorporated herein by reference to the sections entitled "Proposal One-Election of Directors," "Corporate Governance Principles," and "Board Matters" in our Proxy Statement.

The information required by this item regarding delinquent filers pursuant to Item 405 of Regulation S-K is incorporated herein by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

Our codes of conduct and ethics and significant corporate governance principles are available on the investor relations page of our website at www.investor.xilinx.com. Our code of conduct applies to our directors and employees, including our CEO, CFO and principal accounting personnel. In addition, our Board of Directors has adopted a code of ethics that pertains specifically to the Board of Directors. Printed copies of these documents are also available to stockholders without charge upon written request directed to Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose CA 95124.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item concerning executive compensation is incorporated herein by reference to the sections entitled "Compensation of Directors" and "Executive Compensation" in our Proxy Statement.

The information required by this item pursuant to Item 407(e)(4) of Regulation S-K is incorporated herein by reference to the section entitled "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement.

The information required by this item pursuant to Item 407(e)(5) of Regulation S-K is incorporated herein by reference to the section entitled "Report of the Compensation Committee of the Board of Directors" in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item pursuant to Item 403 of Regulation S-K is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement. The information required by Item 201(d) of Regulation S-K is set forth below.

Equity Compensation Plan Information

The table below sets forth certain information as of fiscal year ended April 3, 2010 about the Company's common stock that may be issued upon the exercise of options, RSUs, warrants and rights under all of our existing equity compensation plans including the ESPP:

(Shares in thousands)	A	B	C
Plan Category	**Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)**
Equity Compensation Plans Approved by Security Holders			
1997 Stock Plan	24,417	$32.55	— (1)
2007 Equity Plan	10,246(2)	$22.96(3)	12,322(4)
Employee Stock Purchase Plan	N/A	N/A	7,671
Total-Approved Plans	34,663	$30.51	19,993
Equity Compensation Plans NOT Approved by Security Holders (5)			

(Shares in thousands)	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)
Supplemental Stock Option Plan (6)	12	$32.04	—
Total-All Plans	34,675	$30.51	19,993

(1) The Company ceased issuing options under the 1997 Stock Plan as of April 1, 2007. The 1997 Stock Plan expired on May 8, 2007 and all available but unissued shares under this plan were cancelled.

(2) Includes approximately 3.6 million shares issuable upon vesting of RSUs that the Company granted under the 2007 Equity Plan.

(3) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding RSUs, which have no exercise price.

(4) On July 26, 2006, the stockholders approved the adoption of the 2007 Equity Plan and authorized 10.0 million shares to be reserved for issuance thereunder. The 2007 Equity Plan, which became effective on January 1, 2007, replaced both the Company's 1997 Stock Plan (which expired on May 8, 2007) and the Supplemental Stock Option Plan. On August 9, 2007, August 14, 2008 and August 12, 2009 our stockholders authorized the reserve of an additional 5.0 million shares, 4.0 million shares and 5.0 million shares respectively. All of the shares reserved for issuance under the 2007 Equity Plan may be granted as stock options, stock appreciation rights, restricted stock or RSUs.

(5) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four different stock option plans. A total of approximately 807 thousand option shares were assumed by the Company. Of this amount, a total of 3 thousand option shares, with an average weighted exercise price of $18.71, remained outstanding as of April 3, 2010. These option shares are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(6) Under the Supplemental Stock Option Plan, options were granted to employees and consultants of the Company, however neither officers nor members of our Board were eligible for grants under the Supplemental Stock Option Plan. Only non-qualified stock options were granted under the Supplemental Stock Option Plan (that is, options that do not entitle the optionee to special U.S. income tax treatment) and such options generally expire not later than 12 months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option granted under the Supplemental Stock Option Plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item concerning related party transactions pursuant to Item 404 of Regulation S-K is incorporated herein by reference to the section entitled "Related Transactions" in our Proxy Statement.

The information required by this item concerning director independence pursuant to Item 407(a) of Regulation S-K is incorporated herein by reference to the section entitled "Board Matters" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the sections entitled "Ratification of Appointment of External Auditors" and "Fees Paid to Ernst & Young LLP" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) The financial statements required by Item 15(a) are included in Item 8 of this Annual Report on Form 10-K.

(2) The financial statement schedule required by Item 15(a) (Schedule II, Valuation and Qualifying Accounts) is included in Item 8 of this Annual Report on Form 10-K.

Schedules not filed have been omitted because they are not applicable, are not required or the information required to be set forth therein is included in the financial statements or notes thereto.

(3) The exhibits listed below in (b) are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b) Exhibits

EXHIBIT LIST

		Incorporated by Reference				
Exhibit No	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1	Restated Certificate of Incorporation, as amended to date	10-K	000-18548	3.1	05/30/07	
3.2	Bylaws of the Company, as amended and restated as of November 11, 2009	10-K	000-18548	3.2	11/16/09	
4.1	Indenture dated March 5, 2007 between the Company as Issuer and the Bank of New York Trust Company, N.A. as Trustee	10-K	000-18548	4.1	05/30/07	
10.1*	1988 Stock Option Plan, as amended	S-1	333-34568	10.15	06/07/90	
10.2*	1990 Employee Qualified Stock Purchase Plan	S-8	333-127318	4.1	08/09/05	
10.3*	1997 Stock Plan and Form of Stock Option Agreement	S-8	333-127318	4.2	08/09/05	
10.4*	Form of Indemnification Agreement between the Company and its officers and directors	S-1	333-34568	10.17	04/27/90	
10.5*	Supplemental Stock Option Plan	10-K	000-18548	10.16	06/17/02	
10.6	Xilinx, Inc. Master Distribution Agreement with Avnet	10-Q	000-18548	10.1	11/04/05	
10.7*	Letter Agreement dated June 2, 2005 between the Company and Jon A. Olson	10-Q/A	000-18548	10.1	08/12/05	
10.8*	2007 Equity Incentive Plan	10-K	000-18548	10.23	05/30/07	
10.9*	Form of Stock Option Agreement under 2007 Equity Incentive Plan	10-K	000-18548	10.24	05/30/07	
10.10*	Form of Restricted Stock Unit Agreement under 2007 Equity Incentive Plan	10-K	000-18548	10.25	05/30/07	
10.11*	Form of Performance-Based Restricted Stock Unit Agreement under 2007 Equity	8-K	000-18548	99.1	07/05/07	

	Incentive Plan					
10.12*	Letter Agreement dated January 4, 2008 between the Company and Moshe N. Gavrielov	8-K	000-18548	99.2	01/07/08	
10.13*	Amendment of Employment Agreement dated February 14, 2008 between the Company and Jon A. Olson	8-K	000-18548	99.1	02/20/08	
10.14*	Summary of Fiscal 2010 Executive Incentive Plan	8-K	000-18548	N/A	05/04/09	
21.1	Subsidiaries of the Company					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (included in the signature page)					X
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

*Management contract or compensatory plan or arrangement required to be filed as an exhibit to the Company's Annual Report on Form 10-K pursuant to Item 15(b) herein

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 1st day of June 2010.

XILINX, INC.

By: /s/ Moshe N. Gavrielov

Moshe N. Gavrielov,
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Moshe N. Gavrielov and Jon A. Olson, jointly and severally, his/her attorneys-in-fact, each with the power of substitution, for him/her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his/her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/S/ MOSHE N. GAVRIELOV (Moshe N. Gavrielov)	President and Chief Executive Officer (Principal Executive Officer) and Director	June 1, 2010
/S/ JON A. OLSON (Jon A. Olson)	Senior Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer)	June 1, 2010
/S/ PHILIP T. GIANOS (Philip T. Gianos)	Chairman of the Board of Directors	June 1, 2010
/S/ JOHN L. DOYLE (John L. Doyle)	Director	June 1, 2010
/S/ JERALD G. FISHMAN (Jerald G. Fishman)	Director	June 1, 2010
/S/ WILLIAM G. HOWARD, JR. (William G. Howard, Jr.)	Director	June 1, 2010
/S/ J. MICHAEL PATTERSON (J. Michael Patterson)	Director	June 1, 2010
/S/ MARSHALL C. TURNER (Marshall C. Turner)	Director	June 1, 2010
/S/ ELIZABETH W. VANDERSLICE (Elizabeth W. Vanderslice)	Director	June 1, 2010


XILINX

2010 PROXY



June 22, 2010

Dear Xilinx Stockholder:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders to be held on Wednesday, August 11, 2010 at 11:00 a.m. Pacific Daylight Time, at the headquarters of Xilinx, Inc. ("Xilinx" or the "Company") located at 2050 Logic Drive, San Jose, California 95124. We look forward to your attendance either in person or by proxy. At this meeting, the agenda includes:

- the annual election of directors;
- a proposal to approve an amendment to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares;
- a proposal to approve an amendment to the Company's 2007 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 4,500,000 shares; and
- a proposal to ratify the appointment of the Company's external auditors, Ernst & Young LLP.

The foregoing matters are more fully described in the attached proxy statement. The agenda will also include any other business that may properly come before the meeting or any adjournment or postponement thereof. The Board of Directors recommends that you vote **FOR** the election of each of the director nominees nominated by the Board of Directors, **FOR** the increase in the number of shares in the Company's 1990 Employee Qualified Stock Purchase Plan, **FOR** the increase in the number of shares in the Company's 2007 Equity Incentive Plan, and **FOR** the ratification of appointment of Ernst & Young LLP as external auditors of the Company for the fiscal year ending April 2, 2011. Please refer to the proxy statement for detailed information on each of the proposals.

You may choose to vote your shares in one of the following ways: (1) via the Internet at Broadridge Investor Communication Solutions' voting website (www.proxyvote.com); (2) telephonically by calling the telephone number shown in the proxy card; (3) by voting in person at the annual meeting; or (4) by requesting, completing and mailing in a paper proxy card, as outlined in the Notice Regarding Internet Availability of Proxy Materials.

The Xilinx 2010 Annual Meeting will be held solely to tabulate the votes cast and report the results of voting on the matters described in the attached proxy statement and any other business that may properly come before the meeting. Certain senior executives of Xilinx will be in attendance to answer questions following the Annual Meeting. However, no formal presentation concerning the business of Xilinx will be made at the Annual Meeting.

Whether or not you plan to attend, please take a few minutes now to vote online or via telephone or, alternatively, request a paper proxy card and mark, sign and date your proxy and return it by mail so that your shares will be represented.

Thank you for your continuing interest in Xilinx.

Very truly yours,

/s/ Moshe N. Gavrielov
Moshe N. Gavrielov
President and Chief Executive Officer

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, REQUEST, COMPLETE AND MAIL IN A PAPER PROXY CARD. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 2 FOR ADDITIONAL INFORMATION.

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XILINX, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Wednesday, August 11, 2010

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Xilinx, Inc., a Delaware corporation ("Xilinx" or the "Company"), will be held on Wednesday, August 11, 2010 at 11:00 a.m., Pacific Daylight Time, at the Company's headquarters located at 2050 Logic Drive, San Jose, California 95124 for the following purposes:

1. To elect the following nine nominees for director to serve on the Board of Directors for the ensuing year or until their successors are duly elected and qualified: Philip T. Gianos, Moshe N. Gavrielov, John L. Doyle, Jerald G. Fishman, William G. Howard, Jr., J. Michael Patterson, Albert A. Pimentel, Marshall C. Turner and Elizabeth W. Vanderslice;

2. To approve an amendment to our 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares;

3. To approve an amendment to our 2007 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 4,500,000 shares;

4. To ratify the appointment of Ernst & Young LLP, an independent registered public accounting firm, as external auditors of Xilinx, for the fiscal year ending April 2, 2011; and

5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

Only stockholders of record at the close of business on June 14, 2010 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. Certain senior executives of Xilinx will be in attendance to answer questions following the Annual Meeting; however, there will be no formal presentation concerning the business of Xilinx. In order to ensure your representation at the meeting, you are urged to vote as soon as possible.

You may vote your shares in one of the following ways: (1) via the Internet at Broadridge Investor Communication Solutions' voting website (www.proxyvote.com); (2) telephonically by calling the telephone number shown in the proxy card; (3) by voting in person at the annual meeting; or (4) by requesting, completing and mailing in a paper proxy card, as outlined in the Notice Regarding Internet Availability of Proxy Materials ("Internet Notice"). **If you have Internet access, we encourage you to record your vote on the Internet.**

FOR THE BOARD OF DIRECTORS
/s/ Scott R. Hover-Smoot
Scott R. Hover-Smoot
Secretary

San Jose, California
June 22, 2010

THIS PROXY STATEMENT AND THE ACCOMPANYING PROXY ARE BEING PROVIDED ON OR ABOUT JUNE 22, 2010 IN CONNECTION WITH THE SOLICITATION OF PROXIES ON BEHALF OF THE BOARD OF DIRECTORS OF XILINX, INC. IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, REQUEST, COMPLETE AND MAIL IN A PAPER PROXY CARD. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 2 FOR ADDITIONAL INFORMATION.

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XILINX, INC.

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

This proxy statement, the enclosed proxy card and the Annual Report on Form 10-K for the fiscal year ended April 3, 2010 (the "Form 10-K") are being provided to stockholders of Xilinx, Inc., a Delaware corporation ("Xilinx" or the "Company"), on or about June 22, 2010 in connection with the solicitation by the Board of Directors (the "Board") of proxies to be used at the Annual Meeting of Stockholders of the Company ("Annual Meeting") to be held on Wednesday, August 11, 2010 at 11:00 a.m., Pacific Daylight Time, at the Company's headquarters, located at 2050 Logic Drive, San Jose, California 95124, and any adjournment or postponement thereof.

The cost of preparing, assembling and delivery of the notice of Annual Meeting, proxy statement and form of proxy and the solicitation of proxies will be paid by Xilinx. We have retained the services of The Altman Group to assist in obtaining proxies from brokers and nominees of stockholders for the Annual Meeting. The estimated cost of such services is approximately $7,000 plus out-of-pocket expenses. Proxies may also be solicited in person, by telephone or electronically by Xilinx personnel who will not receive any additional compensation for such solicitation. We will pay brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

We anticipate that the Notice Regarding Internet Availability of Proxy Materials ("Internet Notice") will be mailed on or about June 22, 2010 to all stockholders entitled to vote at the meeting. This proxy statement and the Form 10-K have been made available to all stockholders entitled to vote at the Annual Meeting and who received an Internet Notice.

You may obtain paper copies of the proxy materials referenced above by following the instructions on the Internet Notice.

INFORMATION CONCERNING VOTING AND PROXY SOLICITATION

Internet Availability of Proxy Materials

The Securities and Exchange Commission (the "SEC") has adopted rules that allow us to furnish our proxy materials to our stockholders through the Internet, rather than by mail. We believe that it is in the best interests of our stockholders to take advantage of these rules and reduce the expenses associated with printing and mailing proxy materials to all of our stockholders. In addition, as a corporate citizen, we want to reduce the use of natural resources and the environmental impact of printing and mailing the proxy materials. As a result, you will not receive hard copies of the proxy materials unless you specifically request them.

The Internet Notice provides instructions on how you can (1) access the proxy materials on the Internet, (2) access your proxy and (3) vote on the Internet. If you would like to receive hard copies of the proxy materials, please follow the instructions on the Internet Notice. If you share an address with another stockholder and received only one Internet Notice, you may write or call us to request a separate copy of the proxy materials at no cost to you.

Voting

Each stockholder is entitled to one vote for each share of Xilinx common stock ("Common Stock") held by such stockholder as of the Record Date (as defined below) with respect to all matters presented at the Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

Record Date

Only stockholders of record at the close of business (5:00 p.m., Eastern Daylight Time) on June 14, 2010 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof. For information regarding holders of more than 5% of the outstanding Common Stock, see "Security Ownership of Certain Beneficial Owners and Management."

Shares Outstanding

As of the close of business on May 14, 2010 there were 273,852,743 shares of Common Stock outstanding. The closing price of the Company's Common Stock on May 14, 2010, as reported by the NASDAQ Global Select Market ("NASDAQ") was $24.05 per share.

Proxy Voting; Voting via the Internet and Telephone

Shares of Common Stock for which proxy cards are properly voted via the Internet, by telephone or properly executed and returned, will be voted at the Annual Meeting in accordance with the directions given or, in the absence of directions, will be voted "FOR" the election of each of the nominees to the Board named herein, "FOR" the approval of the amendment to the Company's 1990 Employee Qualified Stock Purchase Plan, "FOR" the approval of the amendment to the Company's 2007 Equity Incentive Plan, and "FOR" the ratification of the appointment of Ernst & Young LLP, an independent registered public accounting firm, as the Company's external auditors for fiscal 2011. It is not expected that any other matters will be brought before the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies in the accompanying proxy card will vote in accordance with their discretion with respect to such matters.

To ensure that your vote is recorded promptly, please vote as soon as possible, even if you plan to attend the Annual Meeting in person. Most stockholders have three options for submitting their votes: (1) via the Internet, (2) by phone or (3) by mail. To vote by mail, you must follow the instructions on the Internet Notice to request hard copies of the proxy materials and then mail in a paper proxy card. If you have Internet access, we encourage you to record your vote on the Internet. It is convenient, reduces the use of natural resources and saves significant postage and processing costs. In addition, when you vote via the Internet or by phone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted. For further instructions on voting, see the Internet Notice and your proxy card. If you attend the Annual Meeting, you may also submit your vote in person, and any previous votes that you submitted, whether by Internet, phone or mail, will be superseded by the vote that you cast at the Annual Meeting.

If at the close of business on the Record Date, your shares were not issued directly in your name, but rather were held in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name." The broker, bank or other agent holding your shares in that account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent prior to the Annual Meeting.

Householding

In an effort to conserve natural resources and reduce printing costs and postage fees, the Company has adopted a practice approved by the SEC called "householding." Under this practice, stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Internet Notice unless one or more of these stockholders notifies the Company that they wish to continue receiving individual copies.

If you share an address with another stockholder and received only one Internet Notice and would like to request a copy of the proxy materials, please send your request to: Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, Attn: Investor Relations, call Investor Relations at (408) 879-5198, or visit the Company's website at www.investor.xilinx.com. Xilinx will deliver a separate copy of these materials promptly upon receipt of your written or oral request.

Quorum

A quorum of stockholders is necessary to hold a valid meeting. The required quorum for the transaction of business at the Annual Meeting is a majority of the outstanding shares of Common Stock as of the Record Date. Shares of Common Stock entitled to vote and represented at the Annual Meeting by proxy or in person will be tabulated by the inspector of elections appointed for the Annual Meeting and counted towards the quorum. Abstentions and broker non-votes will also be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

Votes Counted; Abstentions; Broker Non-Votes

Votes will be counted by the inspector of elections appointed for the meeting, who will separately count "For" and "Against" votes and abstentions with respect to the election of directors and, with respect to any proposals other than the election of directors, "For" and "Against" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner, despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions. Abstentions will have no effect on the outcome of the election of directors but will be counted as "Against" votes with respect to any proposals other than the election of directors. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares of Common Stock are held by your broker, bank or other agent as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions, under the rules that govern brokers who are record owners of shares that are held in street name for the beneficial owners of the shares, brokers who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on routine matters but have no discretion to vote them on non-routine matters. Proposal One (election of directors), Proposal Two (amendment to the 1990 Employee Qualified Stock Purchase Plan) and Proposal Three (amendment to the 2007 Equity Incentive Plan) are non-routine matters. If you hold your shares in street name and you do not instruct your bank or broker how to vote on non-routine matters such as Proposals One, Two and Three, no votes will be cast on your behalf. Therefore, if you hold your shares in street name, it is critical that you cast your vote if you want it to count for non-routine matters. Proposal Four (ratification of external auditors) is a routine matter.

Vote Required

Under our Bylaws and Corporate Governance Principles, directors must be elected by a majority of votes cast in uncontested elections. Therefore, each nominee for Director receiving more votes "For" than votes "Against" shall be elected as a Director. Shares not present and shares voting "Abstain" will have no effect on the election of directors.

The affirmative vote of a majority of the shares of Common Stock present and entitled to vote either in person or by proxy will be required to (i) approve the amendment to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares; (ii) approve the amendment to the Company's 2007 Equity Incentive Plan to increase the number of shares to be reserved for issuance thereunder by 4,500,000 shares; and (iii) ratify the appointment of Ernst & Young LLP as external auditors for fiscal 2011. Abstentions will have the effect of a vote "Against" approval of the amendment to the 1990 Employee Qualified Stock Purchase Plan, "Against" approval of the amendment to the 2007 Equity Incentive Plan and "Against" the ratification of Ernst & Young LLP. Broker non-votes will have no effect on the outcome of the vote on any of the proposals.

In the absence of instructions, shares of Common Stock represented by valid proxies shall be voted in accordance with the recommendations of the Board as shown on the proxy.

Revocability of Proxies

A stockholder giving a proxy may revoke it at any time before it is voted by delivering to the Secretary of the Company, at 2100 Logic Drive, San Jose, California 95124, a written notice of revocation or a duly executed proxy bearing a later date, or by appearing at the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, be sufficient to revoke a proxy. Any stockholder owning Common Stock in street name wishing to revoke his or her voting instructions must contact the bank, brokerage firm or other custodian who holds his or her shares and obtain a legal proxy from such bank or brokerage firm to vote such shares in person at the Annual Meeting.

Deadline for Receipt of Stockholder Proposals

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be eligible for inclusion in the Company's proxy statement for the Company's 2011 annual meeting of stockholders, stockholder proposals must be received by the Secretary of the Company at our principal executive offices at 2100 Logic Drive, San Jose, California, 95124 no later than February 22, 2011. In order for stockholder proposals made outside of Rule 14a-8 under the Exchange Act to be considered timely within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must be received by the Secretary of the Company at our principal executive offices no later than May 8, 2011. In addition, the Company's Prior Notice For Inclusion on Agenda Bylaw provision requires that stockholder proposals made outside of Rule 14a-8 under the Exchange Act must be submitted in accordance with the requirements of the Company's Bylaws, not later than April 13, 2011 and not earlier than March 14, 2011; provided however, that if the Company's 2011 annual meeting of stockholders is called for a date that is not within 25 days before or after the anniversary of the Annual Meeting, then to be considered timely, stockholder proposals must be received by the Secretary of the Company at our principal executive offices not later than the close of business on the tenth day following the day on which notice of the Company's 2011 annual meeting of stockholders was mailed or publicly disclosed, whichever occurs first. The full text of the Company's Prior Notice for Inclusion on Agenda Bylaw provision described above may be obtained by writing to the Secretary of the Company.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

The Board of Directors has nominated the nine individuals named below, each of whom, with the exception of Mr. Pimentel, is currently serving as a director ("Director") of the Company, to be elected as a Director at the Annual Meeting. The term of office of each person elected as a Director will continue until the next annual meeting of stockholders or until his or her successor has been elected and qualified. Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of the Company's nine nominees named below. In the event that any nominee of the Company is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board to fill the vacancy. The Company is not aware of any nominee who will be unable to serve as a Director.

Name of Nominee	Age	Director Since
Philip T. Gianos	60	1985
Moshe N. Gavrielov	55	2008
John L. Doyle	78	1994
Jerald G. Fishman	64	2000
William G. Howard, Jr.	68	1996
J. Michael Patterson	64	2005
Albert A. Pimentel	55	-
Marshall C. Turner	68	2007
Elizabeth W. Vanderslice	46	2000

The Company's Board of Directors seeks to have members with a variety of backgrounds and experiences. Set forth below is a brief description of the experience, qualifications, attributes or skills of each of our Director nominees that led the Board to conclude that the Director should serve on the Board.

Mr. Gianos joined the Company's Board in December 1985. Mr. Gianos has served as Chairman of the Board since February 2009. Mr. Gianos has been an investor with InterWest Partners, a venture capital firm focused on information technology and life sciences, since 1982 and a General Partner since 1984. Prior to joining InterWest Partners, Mr. Gianos was with IBM Corporation, an information technology company, for eight years, six of which were in engineering management.

Mr. Gianos brings to the Board over 28 years of experience as an investor in multiple areas of information technology, including semiconductors, at a venture capital firm, as well as six years of experience in engineering management. Such experience has proved valuable to the Board in considering and evaluating strategic investments for the Company, as well as in overseeing the operational and R&D aspects of the Company's business.

Mr. Gavrielov joined the Company in January 2008 as President and CEO and was appointed to the Company's Board in February 2008. Prior to joining the Company, Mr. Gavrielov served at Cadence Design Systems, Inc., an electronic design automation company, as Executive Vice President and General Manager of the Verification Division from April 2005 through November 2007. Mr. Gavrielov served as CEO of Verisity Ltd., an electronic design automation company, from March 1998 to April 2005 prior to its acquisition by Cadence Design Systems, Inc. Prior to joining Verisity, Mr. Gavrielov spent nearly 10 years at LSI Corporation (formerly LSI Logic Corporation), a semiconductor manufacturer, in a variety of executive management positions, including Executive Vice President of the Products Group, Senior Vice President and General Manager of International Marketing and Sales and Senior Vice President and General Manager of LSI Logic Europe plc. Prior to joining LSI Corporation, Mr. Gavrielov held various engineering and engineering management positions at Digital Equipment Corporation and National Semiconductor Corporation.

With extensive experience in executive management and engineering with semiconductor and software companies, Mr. Gavrielov understands the Company and its competitors, customers, operations and key business drivers. From this experience, Mr. Gavrielov has developed a broad array of skills, particularly in the areas of building and developing semiconductor and software businesses, and providing leadership and a clear vision to the Company's employees. As the CEO of the Company, Mr. Gavrielov also brings his strategic vision for the Company to the Board and creates a critical link between the management and the Board, enabling the Board to perform its oversight function with the benefit of management's perspective on the business.

Mr. Doyle joined the Company's Board in December 1994. Mr. Doyle held numerous technical and managerial positions at Hewlett-Packard Company from 1957 to 1991. Mr. Doyle is an independent consultant and has served as a director of Analog Devices, Inc., a semiconductor manufacturer, since 1987.

Mr. Doyle has developed a wide breadth of experience since 1991 as an independent technical and business strategy consultant. Prior to that, Mr. Doyle spent nearly 35 years at Hewlett-Packard Company including time as VP of Personnel, VP of Research and Development, Director of HP Labs and Executive VP of the Computer Systems, Networks and Peripherals businesses which included their integrated circuits operations. Mr. Doyle's executive experience at Hewlett Packard brings deep leadership and operational experience to our Board. In addition, Mr. Doyle has extensive knowledge of the Company's business, in particular, gained from his service as a Director of the Company since 1994. Mr. Doyle has also served on the boards of directors of multiple public and private technology companies which provide him with insights into how boards of other companies have addressed issues similar to those faced by the Company.

Mr. Fishman joined the Company's Board in March 2000. Mr. Fishman has been President and CEO of Analog Devices, Inc., since November 1996. Mr. Fishman also serves as a director of Analog Devices, Inc. and Cognex Corporation, a supplier of machine vision sensors and systems. Please refer to "Other Matters" at the end of this proxy statement for additional information regarding an SEC order concerning Analog Devices, Inc. and Mr. Fishman.

Mr. Fishman has nearly 30 years of experience in executive management of a publicly-traded semiconductor manufacturer, including the past 13 years as its CEO. As a result of his experience as a CEO at a semiconductor company, Mr. Fishman is able to provide important perspectives on issues facing semiconductor companies and the semiconductor industry generally. Mr. Fishman also serves as a director on two other publicly-traded companies. Through Mr. Fishman's experience on other public company boards, he has a strong understanding of corporate governance best practices.

Dr. Howard joined the Company's Board in September 1996. Dr. Howard has worked as an independent consultant for various semiconductor and microelectronics companies since December 1990. From October 1987 to December 1990, Dr. Howard was a senior fellow at the National Academy of Engineering conducting studies of technology management. Dr. Howard held various management positions at Motorola, Inc., a wireless and broadband communications company, between 1969 and 1987 including Senior Vice President and Director of Research and Development. Dr. Howard also serves as Chairman of the Board of Ramtron International Corporation, a manufacturer of memory products.

Dr. Howard's nearly 20 years of experience as an independent consultant for various semiconductor and microelectronics companies, including SEMATECH, the Semiconductor Industry Association and Dow Corning, provides the Board with valuable insights into the industry in which the Company competes. Dr. Howard's 18 years of experience in various management positions at a leading wireless and broadband communications company, including as its Senior Vice President and Director of Research and Development, has also proved to be valuable as the Company evaluates its own development efforts. Through Dr. Howard's involvement with several scientific and engineering organizations, including as a member of the National Academy of Engineering and a fellow of the Institute of Electrical Engineers and of the American Association for the Advancement of Science, he has also gained valuable knowledge of the most recent developments in engineering. Dr. Howard has also gained a broad range of skills from his service on multiple boards of directors of public and private technology companies.

Mr. Patterson joined the Company's Board in October 2005. Mr. Patterson was employed by PricewaterhouseCoopers ("PWC"), a public accounting firm, from 1970 until retirement in 2001. The positions he held during his 31-year career at PWC include chair of the national high tech practice, chair of the semiconductor tax practice, department chair for PWC's Silicon Valley tax practice and managing partner of PWC's Silicon Valley office. Mr. Patterson serves on a few boards of private companies and advises charitable organizations.

Mr. Patterson's qualifications to sit on our Board of Directors include his extensive experience with public and financial accounting matters for complex global organizations. Mr. Patterson's extensive financial background, including specifically advising companies in the semiconductor industry, has enabled him to play a meaningful role in the oversight of our financial reporting and accounting practices.

Mr. Pimentel has been CFO and COO of McAfee, Inc., a security technology company, since May 2008. Prior to that, Mr. Pimentel served as Executive Vice President and CFO of Glu Mobile, Inc., a publisher of mobile games, since 2004. Prior to joining Glu Mobile, Mr. Pimentel served as Executive Vice President and CFO of Zone Labs, Inc., an end-point security software company, from 2003 until it was acquired in 2004 by Checkpoint Software, Inc. From 2001 to 2003, he served as a partner of Redpoint Ventures. Prior to joining Redpoint, he served as CFO for WebTV Networks, Inc., a provider of set-top Internet access devices and services acquired by Microsoft Corporation, and LSI Logic Corporation, a semiconductor and storage systems developer. Mr. Pimentel currently serves on the Board of Directors of Seagate Technology LLC, a manufacturer of hard drives and storage solutions.

Mr. Pimentel's strong financial background, including his work as the CFO at three different publicly-traded companies, provides financial expertise to the Board, including an understanding of financial statements, corporate finance and accounting. As the COO of a publicly-traded company, Mr. Pimentel also brings deep leadership and operational experience to our Board.

Mr. Turner joined the Company's Board in March 2007. Mr. Turner served as interim CEO of MEMC Electronic Materials, a manufacturer of silicon wafers for semiconductor and solar power applications, from November 2008 until March 2009, and has been a member of their company's Board of Directors since 2007. Mr. Turner served as Chairman and CEO of Dupont Photomasks, Inc., a manufacturer of photomasks for semiconductor chip fabricators, from June 2003 until its sale in April 2005, and then as President and CEO of the company, renamed "Toppan Photomasks, Inc.," through May 2006. Mr. Turner is also a member of the board of directors of the AllianceBernstein Funds, a group of 34 mutual fund entities.

Mr. Turner has been involved in the semiconductor and software industries, among others, for 37 years, in a variety of roles—including as the CEO of two companies in the semiconductor industry and chairman of two software companies—as well as a venture capital investor. From these experiences, Mr. Turner has developed a broad range of skills that contribute to the Board's oversight of the operational, financial and risk management aspects of our business. Mr. Turner has also served on 24 boards of directors and chaired four of them, giving him meaningful perspective regarding the processes and considerations that our Board may bring to bear on a variety of issues.

Ms. Vanderslice joined the Company's Board in December 2000. Ms. Vanderslice served as a General Manager of Terra Lycos, Inc., an Internet access and interactive content provider, from July 1999 until July 2001. Prior to joining Terra Lycos, Ms. Vanderslice was a Vice President of Wired Digital, Inc., an online services company, beginning in 1995 and served as its President and CEO from 1996 through June 1999 when she led its acquisition by Terra Lycos. Prior to joining Wired Digital, Ms. Vanderslice served as a principal in the investment banking firm Sterling Payot Company and in 1994 became a Vice President at H. W. Jesse & Co., a San Francisco investment banking and business strategy-consulting firm spun off from Sterling Payot. Ms. Vanderslice holds an MBA from Harvard Business School.

Ms. Vanderslice brings a broad range of skills to the Board from her experience as a general manager of an internet access and interactive content provider, CEO of an online services company and as an investment banker at two investment banking firms. In particular, in addition to her computer science and systems engineer background, Ms. Vanderslice contributes to the Board's understanding of the Company's sales and marketing efforts and engineering management and her experience in mergers and acquisitions is valuable to the Board in evaluating strategic transactions.

There are no family relationships among the executive officers of the Company or the Board.

Required Vote

Each nominee receiving more votes "For" than "Against" shall be elected as a Director. If you do not wish your shares to be voted with respect to a nominee, you may "Abstain," in which case your shares will have no effect on the election of that nominee.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.

BOARD MATTERS

Board Meetings and Committee Composition

The Company's Board held a total of eleven (11) meetings during the fiscal year ended April 3, 2010. All Directors are expected to attend each meeting of the Board and the Committees on which he or she serves, and are also expected to attend the Annual Meeting. All Directors attended the 2009 annual meeting of stockholders. No Director attended fewer than 75% of the aggregate of all meetings of the Board or its Committees on which such Director served during the fiscal year. The Board holds four (4) pre-scheduled meetings per fiscal year.

The following table reflects the current composition of the Company's standing Audit Committee, Compensation Committee, Nominating and Governance Committee, and Committee of Independent Directors.

	Audit Committee	Compensation Committee	Nominating and Governance Committee	Committee of Independent Directors
Non-Employee Directors:				
Philip T. Gianos (Chairman)		Chair		X
John L. Doyle	Chair			X
Jerald G. Fishman			X	X
William G. Howard, Jr.			X	X
J. Michael Patterson	X	X		X
Marshall C. Turner	X			X
Willem P. Roelandts (1)				
Elizabeth W. Vanderslice		X	Chair	X
Employee Director:				
Moshe N. Gavrielov				

(1) Mr. Roelandts ceased being a member of the Company's Board of Directors at the Company's annual stockholder meeting held on August 12, 2009.

Committees

The Board has a standing Audit Committee, Compensation Committee, Nominating and Governance Committee and Committee of Independent Directors (the "Committees"). The Board has determined that each Director currently serving on these Committees and who served on the Committees in fiscal 2010 is "independent" in accordance with the NASDAQ Marketplace Rules and Rule 10A-3 of the Exchange Act. The Board and its Committees have authority to engage independent advisors and consultants and have used such services. Each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, is subject to charters approved by the Board, which are posted on the investor relations page of the Company's website at www.investor.xilinx.com under "Corporate Governance."

Audit Committee

The members of the Audit Committee during fiscal 2010 were John L. Doyle, J. Michael Patterson and Marshall C. Turner. During fiscal 2010, the Audit Committee held six (6) meetings. The Audit Committee assists the Board in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. The Board has determined that each Audit Committee member meets the independence and financial knowledge requirements under the SEC rules and the corporate governance listing standards of NASDAQ. The Audit Committee operates in accordance with a written charter adopted by the Board, which complies with NASDAQ and SEC listing standards.

The Board has further determined that each member of the Audit Committee qualifies as an "audit committee financial expert" as defined by SEC rules. Stockholders should understand that this designation is a disclosure requirement of the SEC related to the Audit Committee members' individual experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon any of the Audit Committee members any duties, obligations or liabilities that are greater than those generally imposed on each of them as members of the Board nor alter the duties, obligations or liability of any other member of the Board.

Compensation Committee

The Compensation Committee, which consists of Philip T. Gianos, J. Michael Patterson and Elizabeth W. Vanderslice, met sixteen (16) times during fiscal 2010. The Compensation Committee has responsibility for establishing the compensation policies of the

Company. The Compensation Committee determines the compensation of the Company's Board and executive officers (other than the CEO) and has exclusive authority to grant options to such executive officers under the 2007 Equity Plan. The Compensation Committee evaluates the CEO's performance and makes recommendations to the Board for final determination of CEO compensation, including base salary, incentive pay and equity. The CEO is not present during the Committee's or Board's deliberations and voting on CEO compensation, but may be present during voting and deliberations related to compensation of other executive officers. For further information about the processes and procedures for the consideration and determination of executive compensation, please refer to the section of this proxy statement entitled "EXECUTIVE COMPENSATION–Compensation Discussion and Analysis."

The Board has further determined that each member of the Compensation Committee is an "outside director" as that term is defined in Section 162(m) of the Tax Code and a "Disinterested Person" and a "Non-Employee Director" as those terms are used by the SEC.

Nominating and Governance Committee

The Nominating and Governance Committee, which consists of Elizabeth W. Vanderslice, Jerald G. Fishman and William G. Howard, Jr., met three (3) times during fiscal 2010. The Nominating and Governance Committee has responsibility for identifying, evaluating and recommending to the Board individuals to serve as members of the Board, and to establish policies affecting corporate governance. The Nominating and Governance Committee, among other things, makes suggestions regarding the size and composition of the Company's Board, ensures that the Board reviews the Company's management organization, including the management succession plans, and the adequacy of the Company's strategic planning process and recommends nominees for election as directors. For further information about the director nomination criteria and process, please refer to the section of this proxy statement entitled "BOARD MATTERS–Nomination Criteria and Board Diversity."

Committee of Independent Directors

All independent Directors are members of the Committee of Independent Directors. This Committee met eight (8) times during fiscal 2010. The Committee's principal focus is succession planning but it also addresses other topics as deemed necessary and appropriate. The Committee of Independent Directors typically meets outside the presence of management.

Nomination Criteria and Board Diversity

The Board believes in bringing a diversity of cultural backgrounds and viewpoints to the Board and desires that its Directors and nominees possess critical skills in the areas of semiconductor design and marketing, manufacturing, systems, software and finance. These factors, and any other qualifications considered useful by the Board, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. As a result, the priorities and emphasis of the Nominating and Governance Committee may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective Board members. Therefore, while focused on the achievement and the ability of potential candidates to make a positive contribution with respect to such factors, the Nominating and Governance Committee has not established any specific minimum criteria or qualifications that a director or nominee must possess. The Board remains apprised of qualified individuals who may be considered as Board candidates in the future.

As necessary and as part of its annual evaluation of current Board members, the Nominating and Governance Committee considers the skills and viewpoints previously mentioned as desirable director qualifications, any job changes, the amount of time each Director spends on Xilinx matters and to what extent, if any, other commitments the Directors may have outside of Xilinx impact the Director's service to Xilinx. In connection with its evaluation of Board composition, the Nominating and Governance Committee also considers rotating Directors' positions on the Board Committees.

Consideration of new Board nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. In fiscal 2010, the Company did not employ a search firm or pay fees to other third parties in connection with seeking or evaluating Board nominee candidates, including the nomination of Mr. Pimentel. The Nominating and Governance Committee will consider candidates proposed by stockholders using the same process it uses for a candidate recommended by a member of the Board, an employee, or a search firm, should one be engaged. A stockholder seeking to recommend a prospective nominee for the Nominating and Governance Committee's consideration should submit the candidate's name and qualifications by mail addressed to the Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, sent by email to corporate.secretary@xilinx.com, or faxed to the Corporate Secretary at (408) 377-6137.

Director Independence

The NASDAQ listing standards require that a majority of the members of a listed company's board of directors must qualify as "independent" as affirmatively determined by its board of directors. Our Board annually reviews information relating to the members of our Board to ensure that a majority of our Board is independent under the NASDAQ Marketplace Rules and the rules of the SEC. After review of all relevant transactions and relationships between each Director nominee, his or her family members and entities affiliated with each Director nominee and Xilinx, our senior management and our independent registered public accounting firm, our

Board has determined that eight of our nine nominees for Director are independent directors as defined in the NASDAQ Marketplace Rules and in Rule 10A-3 of the Exchange Act. Mr. Gavrielov, our President and CEO, is not an independent director within the meaning of the NASDAQ Marketplace Rules or the rules of the SEC because he is a current employee of Xilinx.

In making a determination of the independence of the nominees for Director, the Board reviewed relationships and transactions occurring since the beginning of fiscal 2008 between each Director nominee, his or her family members and entities affiliated with each Director nominee and Xilinx, our senior management and our independent registered public accounting firm. In making its determination, the Board applied the standards for independence set forth by NASDAQ and the SEC. In each case, the Board determined that, because of the nature of the relationship or the amount involved in the transaction, the relationship did not impair the Director nominee's independence. The transactions listed below were considered by the Board in its independence determinations.

Mr. Fishman is employed as an executive officer and is a director of a company with which Xilinx does business. Xilinx transactions with this company occur in the normal course of business and the amount that Xilinx paid in each fiscal year to this company for goods and services represented less than 1% of such company's annual revenue, and the amount received by Xilinx in each fiscal year for goods and services from such company represented less than 1% of Xilinx's annual revenue. Mr. Fishman has no direct or indirect material interest in these transactions that requires disclosure under Regulation S-K, Item 404(a).

Each of Messrs. Doyle, Fishman, Gianos and Turner and Dr. Howard is, or was during the previous three fiscal years, a non-management director of one or more other companies that has done business with Xilinx. All of the transactions with these companies occurred in the normal course of business in the purchase or supply of goods or services. In addition, Mr. Gianos serves as a non-management director of a private company in which Xilinx has made certain investments. Such investments were made by Xilinx in the ordinary course of its business pursuant to Xilinx investment policies. None of Messrs. Doyle, Fishman, Gianos and Dr. Howard have a direct or indirect material interest in these transactions that requires disclosure under Regulation S-K, Item 404(a).

Board's Role in Risk Oversight

Our Board of Directors has overall responsibility for risk oversight at the Company and may delegate particular risk areas to the appropriate Committees of the Board. The Board's role in risk oversight builds upon management's risk management process. The Company conducts a formal annual risk assessment as well as coordinates on-going risk management activities throughout the year to identify, analyze, respond to, monitor and report on risks. Risks reviewed by the Company include operational risks, financial risks, legal and compliance risks, IT risks and strategic risks. The management team then reviews with the Board any significant risks identified during the process, together with plans to mitigate such risks. In response, the Board, or the relevant Committee, may request that management conduct additional review of or reporting on select enterprise risks. The process and risks are reviewed at least annually with the Board and additional review or reporting of significant enterprise risks will be conducted as needed or as requested by the Board or any of its Committees.

CORPORATE GOVERNANCE PRINCIPLES

The Company and the Board, through its Nominating and Governance Committee, regularly review and evaluate the Company's corporate governance principles and practices. The Significant Corporate Governance Principles, the charters for each of the Board's Committees, and each of the Company's Code of Conduct and the Directors' Code of Ethics are posted on the investor relations page of the Company's website at www.investor.xilinx.com. Printed copies of these documents are also available to stockholders upon written request addressed to the Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124 or by email at corporate.secretary@xilinx.com.

Board Leadership Structure and Independence

The Board believes there should be a substantial majority of independent Directors on the Board. The Board also believes that it is useful and appropriate to have members of management as Directors, including the CEO. Independent Directors are given an opportunity to meet outside the presence of members of management, and hold such meetings regularly.

It is the written policy of the Board that if the Chairman is not "independent" in accordance with NASDAQ Marketplace Rules and the Exchange Act, the Board will designate an independent Director to serve as Lead Independent Director. Prior to the election of Philip T. Gianos, an independent Director, as Chairman of the Board, Jerald G. Fishman served as the Lead Independent Director. We believe that having an independent Chairman or a Lead Independent Director, either of whom is responsible for coordinating the activities of the independent Directors, as well as other duties, including chairing the meetings of the Committee of Independent Directors, allows the Company's CEO to better focus on the day-to-day management and leadership of the Company, while better enabling the Board to advise, and oversee the performance of the CEO. The Board's Nominating and Governance Committee reviews the position of Lead Independent Director and identifies the Director who serves as Lead Independent Director in the absence of an independent Chairman.

Majority Vote Standard

All Directors are elected annually at the annual stockholder meeting. In response to a successful stockholder proposal for election of directors by majority vote standard, on May 3, 2006, the Board amended the Company's Bylaws to provide for the election of Directors in an uncontested election by the majority of votes cast regarding each nominee. In contested elections, Directors will be elected by the plurality standard whereby those Directors with the highest number of votes cast are elected. Any existing Director that receives more "Against" votes than "For" votes will tender his or her resignation to the Board. The Board will announce its decision with regard to the resignation within 120 days following the certification of election results.

Board Evaluation

The Board conducts an annual evaluation of its performance. The process varies from year-to-year, including self-evaluations and/or one-on-one meetings with each Board member and the chairperson of the Nominating and Governance Committee or the Lead Independent Director. Results of the evaluation are formally presented to the Board. The Board has made changes in Board procedures based on feedback from the process.

Board Service Limits and Terms

The Board has set a limitation on the number of public boards on which a Director may serve to three (3) for any CEO and four (4) for all other Directors. This limitation is inclusive of service on the Xilinx Board.

The Board believes that term limits on Directors' service and a mandatory retirement age do not serve the best interests of the Company. While such policies could help ensure that fresh ideas and new viewpoints are addressed by the Board, such limits have the disadvantage of losing the contribution of Directors who over time have developed increased insight and knowledge into the Company's operations and who remain active and contributing members of the Board. The Board evaluation process plays a significant role in determining our Nominating and Governance Committee's recommendation regarding Board tenure.

Change of Principal Occupation or Association

When a Director's principal occupation or business association changes substantially during his or her tenure as Director, that Director shall tender his or her resignation for consideration by the Nominating and Governance Committee. The Nominating and Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

Director Education

The Company offers internal and external course selections for new-Director orientation as well as continuing education. On a rotating basis, Directors will attend director education programs, including courses accredited by RiskMetrics Group, and report back to the entire Board on key learnings.

Stock Ownership Requirements

Directors

On May 14, 2008, the Board established new minimum stock ownership guidelines for Directors. Under these new guidelines, Directors are required to own Company stock having a value equal to at least five times their annual cash retainer. At the time these ownership guidelines were adopted, the annual cash retainer for Directors was $60,000, and therefore Directors are required to own Company stock with a value of at least $300,000. For example, based on $24.05, the closing price of the Company's Common Stock on May 14, 2010, $300,000 would purchase 12,474 shares of our Common Stock. Previously, the stock ownership requirement for Directors was 4,000 shares.

Directors are required to retain half of the shares of Company stock derived from awards of RSUs until this ownership requirement is met. Half of the RSUs that are vested but are not settled pursuant to a pre-arranged deferral program will count toward the ownership requirement.

Executive Officers

The Board has established the following minimum stock ownership guidelines for the CEO and other executive officers:

- 50,000 shares for the CEO; and
- 15,000 shares for all other executive officers.

Individuals have five (5) years to meet the ownership requirements. For executive officers serving in such capacity at the time the ownership requirements were adopted, the ownership requirements must be attained by June 1, 2011. All other executive officers must meet the requirements within five (5) years of their initial grant date.

Succession Planning

The Board plans for succession to the position of the Chairman of the Board, the position of CEO, and other senior management positions. The Nominating and Governance Committee keeps the Board apprised of external and internal candidates. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and of their potential to succeed him. He also provides the Board with an assessment of considered potential successors to certain senior management positions.

Internal Audit

The Company's Internal Audit function reports to the Audit Committee of the Board and administratively to the Company's CFO.

Anonymous Reporting and Whistleblower Protection

The Company's Code of Conduct includes protections for employees who report violations of the Code of Conduct, other policies, laws, rules and regulations. The Company has implemented an Internet-based anonymous reporting process for employees to report violations they do not otherwise bring directly to management. The site can be accessed from the Company's intranet as well as from any Internet connection around the world.

Codes of Conduct and Ethics

In February 2009, the Board of Directors adopted an Amended and Restated Code of Conduct (the "Code of Conduct") applicable to the Company's Directors and employees, including the Company's CEO, CFO and its principal accounting personnel. The Code of Conduct includes protections for employees who report violations of the Code of Conduct and other improprieties and includes an anonymous reporting process to provide employees with an additional channel to report any perceived violations. Independent Directors receive complaints and reports of violations regarding accounting, internal accounting controls, auditing, legal and other matters reported through the anonymous reporting process, if any. The Chief Compliance Officer provides a quarterly report to the Audit Committee of incident reports identified through the anonymous reporting process and otherwise as necessary. The Code of Conduct is available on the investor relations page of our website at www.investor.xilinx.com. Printed copies of these documents are also available to stockholders upon written request directed to Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124.

The Board has adopted a separate Code of Ethics pertaining particularly to the Board which covers topics including insider trading, conflicts of interests, financial reporting and compliance with other laws.

A waiver of any violation of the Code of Conduct by an executive officer or Director and a waiver of any violation of the Directors' Code of Ethics may only be made by the Board. The Company will post any such waivers on its website under the Corporate Governance page of www.investor.xilinx.com. Amendments of the Code of Conduct will also be posted on the Xilinx website under Corporate Governance page of www.investor.xilinx.com. No waivers were requested or granted in the past year. The Code of Conduct was last amended in February 2009.

Stockholder Value

The Board is cognizant of the interests of the stockholders and accordingly has adopted the following provisions:

- All employee stock plans will be submitted to the stockholders for approval prior to adoption;
- The 2007 Equity Plan includes a provision that prohibits repricing of options whether by directly lowering the exercise price, through cancellation of the option or SAR in exchange for a new option or SAR having a lower exercise price, or by the replacement of the option or SAR with a full value award (i.e., an award of restricted stock or RSUs); and
- The Company is committed to keeping dilution under its stock plans for employees under 3%.

Stockholder Communications to the Board

Stockholders may initiate any communication with the Company's Board in writing and send them addressed in care of the Company's Corporate Secretary, at Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, sent by e-mail to corporate.secretary@xilinx.com, or faxed to the Corporate Secretary at (408) 377-6137. The name of any specific intended recipient, group or committee should be noted in the communication. The Board has instructed the Corporate Secretary to forward such correspondence only to the intended recipients; however, the Board has also instructed the Corporate Secretary, prior to forwarding any correspondence, to review such correspondence and, in his discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, and as necessary for follow up at the Board's direction, correspondence may be forwarded elsewhere in the Company for review and possible response. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner.

COMPENSATION OF DIRECTORS

Non-Employee Directors

Cash Compensation

In fiscal 2010, the Company paid each of its non-employee Directors serving on its Board $60,000 per year for service as a Director, with the exception of the Chairman of the Board. The Chairman of the Board is entitled to an annual cash retainer equal to twice the amount paid to the other non-employee Directors, or $120,000. Chairpersons of the Compensation and Nominating and Governance Committees received an additional $10,000 per year and the Chairperson of the Audit Committee received an additional $15,000 per year. Other than the chairpersons, members of the Compensation and Nominating and Governance Committees received an additional $3,000 per year and the members of the Audit Committee received an additional $5,000 per year. The Lead Independent Director is also eligible to receive an additional $10,000 per year. In fiscal 2010, Jerald Fishman served as Lead Independent Director until May 2009. Therefore, Mr. Fishman only received a pro rata portion of the Lead Independent Director compensation for fiscal 2010. All payments were made on a quarterly basis.

In light of current market and economic conditions, subsequent to the end of fiscal 2009, the Board of Directors approved a 20% reduction in their total cash compensation effective May 1, 2009. This reduction does not affect the stock ownership requirement for Directors described below. On January 19, 2010, the Board of Directors approved the reinstatement of the Directors' total annual cash compensation, effective January 1, 2010. Under the terms of the reinstatement, the rate of annual cash compensation for non-employee Directors was restored to their compensation levels in effect on immediately prior to May 1, 2009.

Equity Compensation

Non-employee Directors participate in an equity compensation program under the Company's 2007 Equity Incentive Plan. Under this program, eligible non-employee Directors receive a series of automatic restricted stock unit awards (RSUs). Those automatic RSUs are as follows:

Annual Grant. Each eligible non-employee Director is eligible for an annual RSU award. In fiscal 2010, the program provided that each eligible non-employee Director was automatically granted $140,000 worth of RSUs on the first trading day of January of each year. The RSUs vest annually over a one year period from the date of grant. Accordingly, on January 4, 2010, on which date the fair market value of our Common Stock was $25.38, each non-employee Director received a grant of 5,516 RSUs. On May 12, 2010, the Board amended the non-employee director RSU program under the 2007 Equity Plan to provide for these automatic grants to occur on the date of each annual meeting of stockholders, commencing with the 2010 Annual Meeting, rather than on the first trading day of January, and to vest in full on the day immediately preceding the subsequent annual meeting. The number of RSUs subject to the awards will generally continue to be determined in the same manner. However, the first award under this new schedule will be reduced on a pro rata basis for the period between the date of the 2010 Annual Meeting and the date on which the January 2010 awards will vest.

Initial Grant. A non-employee director joining the Board between annual meetings of stockholders will receive a pro-rated number of RSUs on or about the tenth day of the month following the Director's initial appointment or election to the Board. The RSUs vest in full on the day immediately preceding the subsequent annual meeting.

Stock Ownership Guidelines

Under the Company's stock ownership guidelines, Directors are required to own Company stock having a value equal to at least $300,000, which is equal to five times their annual retainer in effect at the time the new equity compensation program for Directors was adopted. Directors are required to retain half of the shares of Company stock derived from awards of RSUs until their ownership requirements are met. For more information about stock ownership guidelines for Directors, please see "CORPORATE GOVERNANCE PRINCIPLES–Stock Ownership Requirements."

Employee Directors

Directors who are actively employed as executives by the Company receive no additional compensation for their service as Directors. Mr. Gavrielov is currently the only employee Director of the Company.

Deferred Compensation

We also maintain a nonqualified deferred compensation plan which allows each Director as well as eligible employees to voluntarily defer receipt of a portion or all of his or her cash compensation until the date or dates elected by the participant, thereby allowing the participating Director or employee to defer taxation on such amounts. For a discussion of this plan, see "EXECUTIVE COMPENSATION– Deferred Compensation Plan."

Director Compensation for Fiscal 2010

The following table provides information on director compensation in fiscal 2010.

Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards (2) ($)	Option Awards (3) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Philip T. Gianos	113,344	131,446	—	—	—	—	244,790
John L. Doyle	65,000	131,446	—	—	—	—	196,446
Jerald G. Fishman	55,700	131,446	—	—	—	—	187,146
William G. Howard, Jr.	54,600	131,446	—	—	— (4)	—	186,046
J. Michael Patterson	58,933	131,446	—	—	—	—	190,379
Willem P. Roelandts	18,548	— (5)	—	—	—	—	18,548
Marshall C. Turner	56,333	131,446	—	—	— (4)	—	187,779
Elizabeth W. Vanderslice	63,267	131,446	—	—	— (4)	—	194,713

(1) Includes amounts deferred at the Director's election.

(2) Amounts shown do not reflect compensation actually received by the Director. Instead, the amounts shown reflect the grant date fair value for stock awards granted in fiscal 2010 as determined pursuant to FASB ASC Topic 718.

(3) No option awards were granted to Directors during fiscal 2010. The following aggregate number of option awards were outstanding as of April 3, 2010: Mr. Gianos, 102,052; Mr. Doyle, 102,052; Mr. Fishman, 101,045; Dr. Howard, 102,045; Mr. Patterson, 69,000; Mr. Roelandts, 0; Mr. Turner, 54,000; and Ms. Vanderslice, 127,045.

(4) Director participated in the Company's nonqualified deferred compensation plan in fiscal 2010. For more information about this plan see the section entitled "EXECUTIVE COMPENSATION—Deferred Compensation Plan."

(5) Mr. Roelandts ceased being a member of the Company's Board of Directors at the Company's annual stockholder meeting held on August 12, 2009. Therefore, no stock award was granted to Mr. Roelandts in fiscal 2010.

PROPOSAL TWO

AMENDMENTS TO 1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN

The Company's 1990 Employee Qualified Stock Purchase Plan (the "ESPP") provides eligible employees of the Company and its participating subsidiaries with the opportunity to purchase shares of Common Stock at a discounted price through payroll deductions. During the fiscal year ended April 3, 2010, the Company issued 1,964,669 shares of Common Stock under the ESPP. As of April 3, 2010, a total of 7,671,709 shares remained available for issuance under the ESPP, not including the 2,000,000 additional shares of Common Stock that would be authorized if the amendment described below is approved.

Proposal

At the Annual Meeting, the stockholders will be asked to approve an amendment to the ESPP to increase by 2,000,000 the maximum number of shares of Common Stock that may be issued under the plan.

Unless a sufficient number of shares are authorized and reserved under the ESPP at the beginning of each offering period (August 1 and February 1) to cover the number of shares purchased throughout its entire 24-month term, the Company may incur additional compensation expense for financial statement purposes for each period in which the sale of shares is dependent on obtaining stockholder approval of an additional share authorization. The Board believes an additional 2,000,000 shares will be necessary to provide for offering periods commencing before the next annual meeting of stockholders.

On May 12, 2010, subject to stockholder approval, the Board adopted amendments to the ESPP to increase the number of shares authorized for issuance under the plan by 2,000,000. If the amendment is approved by the stockholders, the total number of shares available for issuance under the ESPP immediately following such approval will be 9,671,709.

The Board believes that participation by the Company's employees in the ESPP promotes the success of the Company's business through broad-based equity ownership among the employees. The Board further believes that the ESPP is an integral component of the Company's benefits program that is intended to provide employees with an incentive to exert maximum effort for the success of the Company and to participate in that success through acquisition of the Company's Common Stock.

As long as the ESPP remains in effect, the Company will ask the stockholders each year for the number of additional shares required to meet the Company's projected share commitments for offering periods beginning before the next annual meeting of stockholders.

Subject to the eligibility requirements described below, most of the Company's 2,948 employees (as of April 3, 2010) are eligible to participate in the ESPP. As of April 3, 2010, approximately 80% of the Company's employees were participating in the ESPP.

Summary of the 1990 Employee Qualified Stock Purchase Plan, as Amended

A summary of the material terms of the ESPP, as amended, is set forth below and is qualified, in its entirety, by the full text of the plan set forth in Appendix A to our 2010 proxy statement as filed with the SEC and available for viewing without charge at its website at www.sec.gov. A copy of the ESPP can be obtained from us at no charge upon request.

Purpose

The purpose of the ESPP is to provide employees of the Company and its designated subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions.

Administration

The ESPP may be administered by the Board or a Committee appointed by the Board. All questions of interpretation of the ESPP are determined by the Board or its Committee, whose decisions are final and binding upon all participants. Currently, the Compensation Committee administers the ESPP.

Authorized Shares

Currently, a maximum of 42,540,000 shares of our Common Stock are authorized for issuance under the ESPP, of which 7,671,709 shares of our Common Stock remained available for future issuance as of April 3, 2010, subject to appropriate adjustments in the event of any stock dividend, stock split, reverse stock split, recapitalization or similar change in the capital structure of the Company, or in the event of any merger, sale of assets or other reorganization of the Company. The Board has amended the ESPP, subject to stockholder approval, to authorize an additional 2,000,000 shares for issuance under the ESPP, which would result in a total of 9,671,709 shares of our Common Stock being available for future purchases.

Eligibility

Subject to certain limitations imposed by Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Tax Code"), any person who is employed by the Company (or any designated subsidiary) as of the commencement of an offering period under the ESPP and is customarily employed for at least 20 hours per week and more than five months in a calendar year is eligible to participate in the offering period. Eligible employees may become participants in the ESPP by delivering to the Company a subscription agreement authorizing payroll deductions on or before the first day of the applicable offering period. As of April 3, 2010, most of the Company's 2,948 employees, including eight current executive officers, were eligible to participate in the ESPP.

Offering Periods

The ESPP is implemented by consecutive and overlapping 24-month offering periods, with a new offering period commencing on or about the first day of February and August of each year. The Board may change the duration of any offering period without stockholder approval, provided that no offering period may exceed 27 months in duration. In addition, the Board may establish separate, simultaneous or overlapping offering periods applicable to one or more subsidiaries of the Company and having different terms and conditions, for example, to comply with the laws of the applicable jurisdiction.

Purchase Price

Each 24-month offering period consists of four exercise periods of six months' duration. The last day of each exercise period, which occurs on or about January 31 and July 31 of each year, is an exercise date on which each participant in the offering period acquires shares. The purchase price of the shares offered under the ESPP in a given exercise period is the lower of 85% of the fair market value of the Common Stock on the first date of the offering period containing that exercise period or 85% of the fair market value of the Common Stock on the exercise date. The fair market value of the Common Stock on a given date is the closing sale price of the Common Stock on such date as reported by NASDAQ. On April 1, 2010, the last trading day of the fiscal year, the closing price of our Common Stock as reported on NASDAQ was $25.68 per share.

Payroll Deductions

The purchase price for the shares is accumulated through payroll deductions during each offering period. Payroll deductions commence on the first payday following the commencement of an offering period and end on the last exercise date of the offering period, unless sooner terminated as provided in the ESPP. A participant may not authorize deductions of more than 15% or less than 2% of the participant's eligible compensation, which is defined by the ESPP to include all regular straight time earnings and any payments for overtime, shift premiums, incentive compensation, bonuses, commissions or other compensation for a given offering period. The Company may limit a participant's payroll deductions in any calendar year as necessary to avoid accumulating an amount in excess of the maximum amount the Tax Code permits to be applied toward the purchase of shares in any offering under the ESPP. A participant may discontinue participating in the ESPP, or may decrease the rate of payroll deductions during the offering period. Upon withdrawal from the ESPP, the Company will refund, without interest, the participant's accumulated payroll deductions not previously applied to the purchase of shares.

Grant and Exercise of Purchase Right

In general, the maximum number of shares subject to purchase by a participant in an exercise period is that number determined by dividing the amount of the participant's total payroll deductions accumulated prior to the relevant exercise date by 85% of the lower of the fair market value of the Common Stock at the beginning of the offering period or on the exercise date. However, the maximum number of shares a participant may purchase in any offering period is a number determined by dividing $50,000 by the fair market value of a share of Common Stock on the first day of the offering period. Unless a participant withdraws from the ESPP, the participant's right to purchase shares is exercised automatically on each exercise date for the maximum number of whole shares that may be purchased at the applicable price.

No employee will be permitted to subscribe for shares under the ESPP if, immediately after the grant of a purchase right, the employee would own and/or hold purchase rights to acquire 5% or more of the voting securities of the Company. Further, no employee may be granted a purchase right which would permit the employee to accrue a right to purchase more than $25,000 worth of stock (determined by the fair market value of the shares at the time the purchase right is granted) for each calendar year in which the purchase right is outstanding at any time.

Automatic Transfer to Low Price Offering Period

In the event that the fair market value of the Company's Common Stock on any exercise date (other than the last exercise date of an offering period) is less than on the first day of the offering period, all participants will be withdrawn from the offering period after the exercise of their purchase right on such exercise date and enrolled as participants in a new offering period commencing on or about the day following such exercise date. A participant may elect to remain in the previous offering period by filing a written statement declaring such election prior to the time of the automatic change to the new offering period.

Withdrawal; Termination of Employment

A participant may withdraw all, but not less than all, payroll deductions credited to his or her account but not yet used to exercise a purchase right under the ESPP at any time by signing and delivering to the Company a notice of withdrawal from the ESPP. Any withdrawal by the participant of accumulated payroll deductions for a given offering period automatically terminates the participant's interest in that offering period. The failure to remain in the continuous employment of the Company for at least 20 hours per week during an offering period will be deemed to be a withdrawal from that offering period.

Transferability

No rights or accumulated payroll deductions of a participant under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or pursuant to the ESPP) and any attempt to so assign or transfer may be treated by the Company as an election to withdraw from the ESPP.

Adjustments upon Changes in Capitalization

In the event any change is made in the Company's capitalization pursuant to a stock split or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company, proportionate adjustments will be made by the Board to the number of shares authorized for issuance under the ESPP and subject to each outstanding purchase right and in the purchase price per share.

In the event of a sale of all or substantially all of the assets of the Company or a merger of the Company with another corporation, the acquiring or successor corporation or its parent may assume the purchase rights outstanding under the ESPP or substitute equivalent purchase rights for the acquiror's stock, provided that the Board may instead accelerate the exercise date of all offering periods then in progress to a date prior to the transaction.

Amendment or Termination

The Board may at any time and for any reason amend or terminate the ESPP, except that (other than in limited circumstances set forth in the ESPP) termination will not affect purchase rights previously granted, and no amendment may make any change in any purchase right previously granted that adversely affects the participant's rights. Stockholder approval must be obtained for any amendment to the extent necessary to comply with applicable law. Under its current terms, the ESPP will expire on January 26, 2030.

Federal Tax Information

The following summary of the effect of United States federal income taxation upon the participant and the Company with respect to the purchase of shares under the ESPP does not purport to be complete, and reference should be made to the applicable provisions of the Tax Code. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Tax Code. Under these provisions, no income will be taxable to a participant at the time of grant of the purchase right or purchase of shares. Upon disposition of the shares, the participant will generally be subject to tax, and the amount of the tax will depend upon the length of time the shares have been held by the participant. If the shares have been held by the participant for more than two years after the date of grant of the purchase right and more than one (1) year after the date on which the shares were purchased, then the purchaser will recognize ordinary income equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price or (b) 15% of the fair market value of the shares on the first day of the offering period. Any further gain upon such disposition will be treated as long-term capital gain. If the shares are disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally equal to the excess of the fair market value of the purchased shares on the date of the purchase over the purchase price. Any additional gain or loss on the sale will be a capital gain or loss, which will be either long-term or short-term depending on the actual period for which the shares were held. The Company is entitled to a deduction for amounts taxed as ordinary income reported by participants upon disposition of shares within two years from date of grant or one year from the date of acquisition.

New Plan Benefits

The number of shares that may be purchased under the ESPP will depend on each participant's voluntary election to participate and on the fair market value of the Common Stock of the Company on future purchase dates, and therefore the actual number of shares that may be purchased by any individual is not determinable. No purchase rights have been granted and no shares of Common Stock of the Company have been issued with respect to the 2,000,000 additional shares for which stockholder approval is being sought.

Number of Shares Purchased by Certain Individuals and Groups

The following table sets forth for each of listed persons and groups (i) the aggregate number of shares of Common Stock of the Company purchased under the ESPP during fiscal 2010, and (ii) the market value of those shares on the date of such purchase, minus the purchase price of such shares:

Employee Stock Purchase Plan

Name and Position	Number of Shares	Dollar Value ($)
Moshe N. Gavrielov President and Chief Executive Officer	1,492	13,939
Jon A. Olson Senior Vice President, Finance and Chief Financial Officer	1,492	13,939
Victor Peng Senior Vice President, Programmable Platforms Development	—	—
Vincent F. Ratford Senior Vice President, Worldwide Marketing	—	—
Frank A. Tornaghi Senior Vice President, Worldwide Sales	1,492	13,939
All current executive officers, as a group	7,460	69,695
All Directors who are not executive officers, as a group (1)	N/A	N/A
All employees who are not executive officers, as a group	1,957,209	16,874,904

(1) Non-employee Directors are not eligible to participate in the ESPP.

Required Vote

Affirmative votes constituting a majority of the shares present or represented by proxy and entitled to vote on this proposal will be required to approve this proposal. Abstentions will have the same effect as a negative vote, while broker non-votes will have no effect on the outcome of this vote.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE COMPANY'S 1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK RESERVED FOR ISSUANCE THEREUNDER BY 2,000,000 SHARES.

PROPOSAL THREE

AMENDMENT TO THE 2007 EQUITY INCENTIVE PLAN

Proposal

At the Annual Meeting, the stockholders are being requested to approve an amendment to the 2007 Equity Incentive Plan (the "2007 Equity Plan"), to increase by 4,500,000 the number of shares of Common Stock authorized for issuance to a new total of 28,500,000 shares.

The 2007 Equity Plan was adopted by the Company's Board on May 3, 2006, and approved by stockholders at the Annual Stockholders Meeting in July 2006. The 2007 Equity Plan, which became effective on January 1, 2007, replaced the Company's 1997 Stock Plan and Supplemental Stock Option Plan. The prior plans have been terminated.

Each year we evaluate the performance and compensation of each Company employee. Following this evaluation, we make appropriate adjustments to the compensation of a substantial number of Company employees. These compensation adjustments are typically made in July and include the grant of additional equity awards as appropriate. We refer to this process as our annual "Focal Review." Our fiscal 2011 Focal Review will occur this July 2010, and our fiscal 2012 Focal Review will occur next July 2011. This means that we will go through two Focal Review periods before obtaining stockholder approval of the additional shares we request this year. Over the past few years, we have used an average of 4,500,000 shares in each Focal Review. We currently have 12,321,775 shares available for grant as of April 3, 2010. Therefore, we anticipate that we will use the majority of the shares currently available in connection with our fiscal 2011 Focal Review and fiscal 2012 Focal Review, as well as for new hire and promotion grants throughout the year. Given the timing of when we issue this proxy statement and when we hold our annual meeting, we are seeking stockholder approval of a 4,500,000 share increase in the number of shares available under the 2007 Equity Plan at the 2010 Annual Meeting in order to ensure that we will have a sufficient number of authorized shares available to meet the requirements of our equity compensation program over the next two years.

Key Terms of the 2007 Equity Plan

The following is a summary of the key provisions of the 2007 Equity Plan.

Plan Term:	January 1, 2007 to December 31, 2013
Eligible Participants:	Employees, consultants and non-employee directors of Xilinx and its subsidiaries are eligible to receive awards under the 2007 Equity Plan.
Shares Authorized:	Currently, 24,000,000 shares of Common Stock are authorized, of which 12,321,775 remain available for grant as of April 3, 2010. If the stockholders approve the proposed amendment, a total of 28,500,000 shares will be authorized and 16,821,775 will be available for future grants, subject to adjustment to reflect stock splits and similar events.
Award Types:	• Non-qualified and incentive stock options • Restricted stock awards • Restricted stock units ("RSUs") • Stock appreciation rights ("SARs")
Award Limits:	A participant may receive in any calendar year: • No more than 4,000,000 shares subject to options or SARs, in the aggregate • No more than 2,000,000 shares subject to awards other than options and SARs • No more than $6,000,000 subject to awards that may be settled in cash
Award Terms:	Stock options and SARs must expire no more than seven years from the date of grant.

Exercise Price:	The exercise price of stock options or SARs may not be less than 100% of the fair market value of our Common Stock on the date of grant.
Repricing:	Repricing of under water options or SARs, whether by directly lowering the exercise price, by canceling an option or SAR in exchange for a new option or SAR having a lower exercise price, or by substituting a full value award in place of the option or SAR is not permitted without stockholder approval.

The Board believes that participation in the 2007 Equity Plan by the employees, consultants, and non-employee directors of the Company and its designated subsidiaries worldwide promotes the success of the Company's business by providing them with an incentive to exert their maximum effort toward achieving that success. Therefore, the Board unanimously adopted on May 12, 2010, subject to stockholder approval, an amendment to increase the maximum number of shares of Common Stock authorized under the 2007 Equity Plan by 4,500,000 shares to a total of 28,500,000 shares to ensure that the Company will continue to have available a reasonable number of shares for its equity program.

Summary of the 2007 Equity Plan, as Amended

A summary of the material terms of the 2007 Equity Plan, as amended, is set forth below and is qualified, in its entirety, by the full text of the 2007 Equity Plan set forth in Appendix B to our 2010 proxy statement as filed with the SEC and available for viewing without charge at its website at www.sec.gov. A copy of the 2007 Equity Plan can be obtained from us at no charge upon request.

Purpose

The purpose of the 2007 Equity Plan is to attract and retain the services of employees, consultants, and non-employee directors of the Company and its subsidiaries, and to provide such persons with a proprietary interest in the Company.

Administration

The Compensation Committee of the Board administers the 2007 Equity Plan, unless otherwise determined by the Board. The Compensation Committee consists of at least two directors of the Company who are both "outside directors" under Section 162(m) of the Tax Code, and "non-employee directors" under Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee, in its sole discretion, will interpret the 2007 Equity Plan and prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the 2007 Equity Plan, including the creation of sub-plans to take advantage of favorable tax-treatment, comply with local law, or reduce administrative burdens for grants of awards in non-U.S. jurisdictions.

Eligibility

The Compensation Committee determines the employees, consultants, and non-employee directors of the Company or a subsidiary who are eligible to receive awards under the 2007 Equity Plan. As of April 3, 2010, there were approximately 2,948 employees, including eight (8) current executive officers, 288 consultants and eight (8) non-employee directors eligible to participate under the 2007 Equity Plan.

Authorized Shares

Subject to adjustment in the event of certain corporate events (as described below), the maximum number of shares of the Company's Common Stock authorized under the 2007 Equity Plan is currently 24,000,000, of which 12,321,775 remained available for future issuance as of April 3, 2010, all of which may be granted under the terms of the 2007 Equity Plan as incentive stock options. The Board has amended the 2007 Equity Plan, subject to stockholder approval, to authorize an additional 4,500,000 shares for issuance under the 2007 Equity Plan which would result in a total of 16,821,775 shares of Common Stock available for future grants. If any award granted under the 2007 Equity Plan expires or otherwise terminates in whole or in part for any reason, or if shares issued pursuant to an award are forfeited or otherwise reacquired by the Company because of the participant's failure to comply with the conditions of the award or for any other reason, any such shares subject to a terminated award or reacquired by the Company will again become available for issuance under the 2007 Equity Plan. Shares will not be treated as having been issued under the 2007 Equity Plan and will therefore not reduce the number of shares available for issuance to the extent an award is settled in cash. The Compensation Committee is authorized to adopt such procedures for counting shares against the maximum number of authorized shares as the Compensation Committee deems appropriate.

Types of Awards

The 2007 Equity Plan allows the Compensation Committee to grant incentive stock options, non-qualified stock options, RSUs, restricted stock and SARs. Subject to the limits set forth in the 2007 Equity Plan, the Compensation Committee has the discretionary authority to determine the amount and terms of awards granted under the 2007 Equity Plan.

Automatic Non-employee Director Awards

As amended in May 2008, the 2007 Equity Plan provides for the periodic automatic grant of RSU awards to non-employee directors. Following that amendment and prior to the 2010 Annual Meeting, each non-employee director was granted automatically on the first trading day of January of each year an award consisting of a number of RSUs determined by dividing $140,000 by the closing price of the Company's Common Stock on the grant date. These awards vest in full on the first anniversary of the award. In May 2010, the Board further amended the 2007 Equity Plan to provide that, in the future, RSU awards granted to non-employee directors continuing in office will be granted instead on the day of each annual meeting of stockholders and will vest in full on the day immediately preceding the subsequent annual meeting. The number of RSUs subject to these future awards will be determined on the same basis as the previous awards. The first such new award will be granted to continuing non-employee directors on the date of the 2010 Annual Meeting. However, to avoid doubling up on the portions of RSU awards vesting in overlapping periods, the number of RSUs subject to this initial award under the new schedule will be reduced on a pro rata basis for the period between the date of the 2010 Annual Meeting and the first anniversary of the non-employee director RSU awards granted in January 2010. A non-employee director joining the Board between annual meetings of stockholders will receive a pro rated RSU award on or about the tenth day of the month following the director's initial appointment or election to the Board.

Limitations on Awards

Awards under the 2007 Equity Plan are subject to the following limitations:

An option's exercise price cannot be less than 100% of the fair market value of the shares underlying the option on the date of option grant. A SAR's base level price cannot be less than 100% of the fair market value of the shares underlying the SAR on the date of grant of such SAR.

Section 162(m) of the Tax Code requires, among other things, that the maximum number of shares for which an award may be granted or the maximum amount of compensation that could be paid to an individual during a specified period must be set forth in the plan and approved by stockholders in order for the awards to be eligible for treatment as performance-based compensation that will not be subject to the $1,000,000 limitation on tax deductibility for compensation paid to each "covered employee." Covered employees are the Company's chief executive officer and its three highest compensated executive officers (excluding the chief executive and chief financial officers) holding office on the last day of the Company's taxable year. Accordingly, the 2007 Equity Plan limits awards granted to an individual participant in any calendar year. The aggregate awards granted under the 2007 Equity Plan to any participant during any calendar year may not exceed (i) 4,000,000 shares of the Company's Common Stock subject to stock options or SARs and (ii) 2,000,000 shares of the Company's Common Stock subject to awards other than stock options and SARs. In addition, no participant may receive during any calendar year an award under the 2007 Equity Plan settled in cash exceeding $6,000,000 in the aggregate.

Without stockholder approval, the Company cannot reprice options or SARs, whether by directly lowering the exercise price, through cancellation of the option or SAR in exchange for a new option or SAR having a lower exercise price, or by the replacement of the option or SAR with a full value award (i.e., an award of restricted stock or RSUs).

Performance Goals

The Compensation Committee has the sole discretion to condition awards granted to those employees subject to Section 162(m) of the Tax Code on the attainment of performance goals. The Compensation Committee will establish the performance goals in writing. Such performance goals may be determined for the Company or any subsidiary and may be based on one or more of the following criteria in either absolute or relative terms: (i) increased revenue; (ii) net income measures (including, but not limited to, income after capital costs and income before or after taxes); (iii) stock price measures (including, but not limited to, growth measures and total stockholder return); (iv) market segment share; (v) earnings per share (actual or targeted growth); (vi) cash flow measures (including, but not limited to, net cash flow and net cash flow before financing activities); (vii) return measures (including, but not limited to, return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors' capital and return on average equity); (viii) operating measures (including operating income, funds from operations, cash from operations, after-tax operating income, sales volumes, production volumes and production efficiency); and (ix) expense measures (including, but not limited to, overhead cost and general and administrative expense).

Transferability

Awards granted under the 2007 Equity Plan may not be transferred other than by will or the laws of descent and distribution, and may be exercised during the lifetime of a participant only by the participant or the participant's legally authorized representative. However, the Compensation Committee, in its sole discretion, may allow for the transfer or assignment of a participant's award pursuant to a divorce decree or domestic relations order, but only if such participant is a U.S. resident.

Adjustments upon Changes in Capitalization

In the event any change is made in the Company's capitalization pursuant to a stock split, stock dividend, recapitalization or any other increase or decrease in the Company's shares effected without receipt of consideration by the Company, equitable adjustments shall be made to the number of shares of Common Stock available for grant under the 2007 Equity Plan, the exercise price of options, the SAR base level price, and the number of shares underlying outstanding awards.

Merger or Change of Control

In the event of a merger, consolidation, or share exchange pursuant to which the Company is not the surviving or resulting corporation: (i) the shares or equivalent cash or property of the surviving or resulting corporation shall be substituted for any unexercised portions of outstanding awards under the 2007 Equity Plan; or (ii) all awards may be canceled by the Company immediately prior to the effective date of such event and each stockholder may be permitted to purchase all or any portion of the shares of Common Stock underlying his or her vested and unvested award(s) within 30 days before such effective date. In the event of a change in control of the Company, the Compensation Committee may provide that the vesting and exercisability of all or any portion of the outstanding awards will be accelerated and exercisable in full and all restriction periods, if any, shall expire.

Amendment or Termination

The Board may at any time and for any reason amend, alter, revise, suspend or terminate the 2007 Equity Plan. Unless sooner terminated by the Board, the 2007 Equity Plan shall terminate on December 31, 2013. However, without stockholder approval, the Compensation Committee may not amend the 2007 Equity Plan in any manner that would require stockholder approval under applicable law.

Federal Tax Information

The following summary of the effect of United States federal income taxation upon the participant with respect to the 2007 Equity Plan does not purport to be complete and reference should be made to the applicable provisions of the Tax Code. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside.

Incentive Stock Options

An individual residing in the U.S. who is granted an incentive stock option is not taxed on the date of grant or vesting of such option. If the shares underlying the option are held for at least two years from the date of grant, and at least one year from the date of option exercise (the "holding periods"), then upon the sale of the shares, the individual will generally recognize a long-term capital gain or loss on the difference between the exercise price of the option and the fair market value of the Common Stock underlying the option on the date of sale. If either of the holding periods is not satisfied, the individual will generally recognize as ordinary income on the date of the disqualifying disposition of the shares an amount equal to the difference between the option's exercise price and the fair market value of the Common Stock underlying the option determined as of the date of exercise (not to exceed the gain realized upon the disposition if the disposition is a transaction with respect to which a loss, if sustained, would be recognized). Any further gain or loss upon the disqualifying disposition of the shares constitutes a capital gain or loss.

In general, the difference between the option exercise price and the fair market value of the shares on the date of exercise of an incentive stock option is treated as an adjustment in computing the participant's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to participants subject to the alternative minimum tax.

Non-Qualified Stock Options

An individual who is granted a non-qualified stock option generally is not taxed on the date of grant or vesting of such option. Rather, the individual will generally recognize as ordinary income on the date of option exercise an amount equal to the difference between the option's exercise price and the fair market value of the stock underlying the option on the date of option exercise. Any further gain or loss upon the subsequent sale or disposition of the shares underlying the option constitutes a capital gain or loss.

Stock Appreciation Rights

An individual who is granted a SAR will generally recognize ordinary income on the date the SAR is exercised in an amount equal to the difference between the SAR's exercise price and the fair market value of the shares underlying the SAR on the date of exercise.

Restricted Stock

Unless an individual makes a timely election under Section 83(b) of the Tax Code (as described below), an individual will recognize ordinary income in an amount equal to the excess of the fair market value of the restricted stock on the date of vesting of the shares over the purchase price, if any, paid for the shares. Any further gain or loss from the subsequent sale of such restricted stock constitutes capital gain or loss. If the individual makes a timely election under Section 83(b), the individual is taxed, at ordinary income rates, on the excess of the fair market value of the restricted stock on the date of grant over the purchase price, if any, paid for the shares, and any further gain or loss on the subsequent sale of the stock constitutes a capital gain or loss.

Restricted Stock Units

An individual generally will recognize no income upon the receipt of an award of RSUs. Upon the settlement of RSUs, the participant normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any substantially vested shares received. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above under "Restricted Stock." Any further gain or loss on a subsequent sale of any shares received will be taxed as capital gain or loss.

In general, the Company is entitled to a deduction in an amount equal to the ordinary income recognized by the individual.

Plan Benefits

The number, amount and type of awards to be granted in the future to eligible persons under the 2007 Equity Plan cannot be determined at this time. With the exception of the RSUs to be automatically granted to non-employee directors, awards under the 2007 Equity Plan will be granted at the discretion of the Compensation Committee or the Board of Directors, and accordingly cannot be determined at this time. See the above section "Automatic Non-employee Director Awards" for a discussion of the automatic grant of RSU awards to our non-employee directors under the 2007 Equity Plan.

The table below sets forth the RSUs awards that will be granted under the "Automatic Non-employee Director Awards" component of the 2007 Equity Plan on the date of the Annual Meeting to certain individuals and groups. This table is furnished pursuant to the rules of the SEC. Only non-employee directors are eligible to receive automatic non-employee director awards.

Name and Position	Dollar Value ($)	Number of Units
Moshe N. Gavrielov President and Chief Executive Officer	—	—
Jon A. Olson Senior Vice President, Finance and Chief Financial Officer	—	—
Victor Peng Senior Vice President, Programmable Platforms Development	—	—
Vincent F. Ratford Senior Vice President, Worldwide Marketing	—	—
Frank A. Tornaghi Senior Vice President, Worldwide Sales	—	—
All current executive officers, as a group	—	—
All Directors who are not executive officers, as a group	(1)	(1)
All employees who are not executive officers, as a group	—	—

(1) On the date of the Annual Meeting, each non-employee Director remaining in office following the meeting will automatically be granted the number of RSUs, determined by multiplying (a) the quotient of $140,000 and the closing price of the Company's Common Stock on that date by (b) the ratio of (i) the difference between 365 and the number of days that will elapse between the date of the Annual Meeting and the first anniversary of the non-employee director RSU awards

granted in January 2010, to (ii) 365. An individual who is first elected as a non-employee Director on the date of the Annual Meeting will automatically be granted a number of RSUs determined by the quotient of $140,000 and the closing price of the Company's Common Stock on that date.

Options Granted to Certain Persons

The aggregate number of shares of Common Stock subject to options granted to certain persons under the 2007 Equity Plan since its inception are reflected in the table below. Since its inception, no options have been granted under the 2007 Equity Plan to any other nominee for election as a director, or any associate of any such director, nominee or executive officer, and no other person has been granted 5% or more of the total amount of options granted under the 2007 Equity Plan.

Name and Position	Amount of Options
Moshe N. Gavrielov President and Chief Executive Officer	1,100,000
Jon A. Olson Senior Vice President, Finance and Chief Financial Officer	216,250
Victor Peng Senior Vice President, Programmable Platforms Development	260,000
Vincent F. Ratford Senior Vice President, Worldwide Marketing	200,000
Frank A. Tornaghi Senior Vice President, Worldwide Sales	191,000
All current executive officers, as a group	2,419,050
All Directors who are not executive officers, as a group	126,000
All employees who are not executive officers, as a group	5,130,204

Required Vote

Affirmative votes constituting a majority of the shares present or represented by proxy and entitled to vote on this proposal will be required to approve this proposal. Abstentions will have the same effect as a negative vote, while broker non-votes will have no effect on the outcome of this vote.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE COMPANY'S 2007 EQUITY PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK TO BE RESERVED FOR ISSUANCE THEREUNDER BY 4,500,000 SHARES.

Equity Compensation Plan Information

The table below sets forth certain information as of fiscal year ended April 3, 2010 about the Company's common stock that may be issued upon the exercise of options, RSUs, warrants and rights under all of our existing equity compensation plans including the ESPP:

	A	B	C
Plan Category	**Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)**
Equity Compensation Plans Approved by Security Holders			
1997 Stock Plan	24,416,741	$32.55	— (1)
2007 Equity Plan	10,245,870(2)	$22.96(3)	12,321,775(4)
Employee Stock Purchase Plan	N/A	N/A	7,671,709
Total-Approved Plans	34,662,611	$30.51	19,993,484
Equity Compensation Plans NOT Approved by Security Holders (5)			
Supplemental Stock Option Plan (6)	12,000	$32.04	—
Total-All Plans	34,674,611	$30.51	19,993,484

(1) The Company ceased issuing options under the 1997 Stock Plan as of April 1, 2007. The 1997 Stock Plan expired on May 8, 2007 and all available but unissued shares under this plan were cancelled.

(2) Includes approximately 3,652,459 shares issuable upon vesting of RSUs that the Company granted under the 2007 Equity Plan.

(3) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding RSUs, which have no exercise price.

(4) On July 26, 2006, the stockholders approved the adoption of the 2007 Equity Plan and authorized 10,000,000 shares to be reserved for issuance thereunder. The 2007 Equity Plan, which became effective on January 1, 2007, replaced both the Company's 1997 Stock Plan (which expired on May 8, 2007) and the Supplemental Stock Option Plan. On August 9, 2007, August 14, 2008 and August 12, 2009 our stockholders authorized the reserve of an additional 5,000,000 shares, 4,000,000 shares and 5,000,000 shares, respectively. All of the shares reserved for issuance under the 2007 Equity Plan may be granted as stock options, stock appreciation rights, restricted stock or RSUs.

(5) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four different stock option plans. A total of approximately 807,000 option shares were assumed by the Company. Of this amount, a total of 3,743 option shares, with an average weighted exercise price of $18.71, remained outstanding as of April 3, 2010. These option shares are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(6) Under the Supplemental Stock Option Plan, options were granted to employees and consultants of the Company, however neither officers nor members of our Board were eligible for grants under the Supplemental Stock Option Plan. Only non-qualified stock options were granted under the Supplemental Stock Option Plan (that is, options that do not entitle the optionee to special U.S. income tax treatment) and such options generally expire not later than 12 months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option granted under the Supplemental Stock Option Plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale.

PROPOSAL FOUR

RATIFICATION OF APPOINTMENT OF EXTERNAL AUDITORS

The Audit Committee has selected Ernst & Young LLP, an independent registered public accounting firm, to audit the consolidated financial statements of Xilinx for the fiscal year ending April 2, 2011 and recommends that stockholders vote for ratification of such appointment. Although we are not required to submit to a vote of the stockholders the ratification of the appointment of Ernst & Young LLP, the Company, the Board and the Audit Committee, as a matter of good corporate governance, have determined to ask the stockholders to ratify the appointment. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will take the vote under advisement in evaluating whether to retain Ernst & Young LLP.

Representatives of Ernst & Young LLP attend meetings of the Audit Committee of the Board including executive sessions of the Audit Committee at which no members of Xilinx management are present. Ernst & Young LLP has audited the Company's financial statements for each fiscal year since the fiscal year ended March 31, 1984. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. In addition, they will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

Fees Paid to Ernst & Young LLP

The following table shows the fees billed or to be billed for audit and other services provided by Ernst & Young LLP for fiscal 2010 and 2009.

	2010	2009
Audit Fees	$ 2,185,000	$ 2,467,400
Audit-Related Fees	8,000	14,200
Tax Fees	122,000	144,900
All Other Fees	—	—
Total	$ 2,315,000	$ 2,626,500

Audit Fees

This category includes fees for the audit of the Company's annual financial statements and for the review of the Company's interim financial statements on Form 10-Q. This category also includes advice on any audit and accounting matters that arose during the annual audit, the review of interim financial statements, and statutory audits required by non-U.S. jurisdictions.

Audit-Related Fees

This category consists of assurance and related services that are reasonably related to the performance of the annual audit or interim financial statement review and are not reported under "Audit Fees." In fiscal 2009, audit-related services consisted of audit services performed in connection with the restructuring, fair value accounting and convertible debt accounting. In fiscal 2010, audit-related services consisted of services performed in connection with the audit of an employee benefit plan.

Tax Fees

This category consists of fees for tax compliance, tax advice and tax planning services, including preparation of tax returns and assistance and representation in connection with tax audits and appeals.

Audit Committee's Pre-approval Policy and Procedures

The Audit Committee has adopted policies and procedures for approval of financial audit (and audit related), non-financial audit and tax consulting work performed by Ernst & Young LLP. Pursuant to its charter and those policies, the policy of the Audit Committee is that any and all services to be provided to the Company by Ernst & Young LLP are subject to pre-approval by the Audit Committee. The Audit Committee pre-approves statutory and annual audit fees, quarterly reviews and tax compliance fees at the beginning of the fiscal year. In its review of non-financial audit and tax consulting services, the Audit Committee considers whether the provision of such services are consistent with SEC guidance, and whether the service facilitates the performance of the financial audit, improves the Company's financial reporting process, and is otherwise in the Company's best interests and compatible with maintaining Ernst & Young LLP's independence.

The Audit Committee did not waive its pre-approval policies and procedures during the fiscal year ended April 3, 2010.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of the shares present and entitled to vote either in person or by proxy. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum. Abstentions will be counted as "Against" votes with respect to the proposal, but broker non-votes will have no effect on the outcome of the proposal.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S EXTERNAL AUDITORS FOR FISCAL 2011.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of Common Stock of the Company as of May 14, 2010, except as noted below, by (i) each stockholder known to the Company to be a beneficial owner of more than 5% of the Company's Common Stock, (ii) each of the Company's Directors and Director nominees, (iii) each of the named executive officers identified in the section entitled "Executive Compensation" and (iv) all current Directors and executive officers as a group. The Company believes that each of the beneficial owners of the Common Stock listed below, based on information furnished by such beneficial owners, has sole voting power and sole investment power with respect to such shares, except as otherwise set forth in the footnotes below and subject to applicable community property laws.

Beneficial Owners	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Greater than 5% Stockholders		
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	33,662,492 (2)	12.3%
Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071	31,655,200 (3)	11.6%
The Growth Fund of America, Inc. 333 South Hope Street Los Angeles, CA 90071	17,155,300 (4)	6.3%
BlackRock, Inc. 40 East 52nd St. New York, NY 10022	15,485,363(5)	5.7%
Capital World Investments 333 South Hope Street Los Angeles, CA 90071	14,402,500(6)	5.3%
The Vanguard Group Inc. 100 Vanguard Blvd. Malvern, PA 19355	14,368,996(7)	5.2%
Directors		
Philip T. Gianos	158,494 (8)	*
Moshe N. Gavrielov	559,883 (9)	*
John L. Doyle	100,627 (10)	*
Jerald G. Fishman	97,070 (11)	*
William G. Howard, Jr.	125,795 (12)	*
J. Michael Patterson	65,150 (13)	*
Albert A. Pimentel	- (14)	*
Willem P. Roelandts	89,705 (15)	
Marshall C. Turner	53,924 (16)	*
Elizabeth W. Vanderslice	119,023 (17)	*
Named Executive Officers		
Jon A. Olson	405,050 (18)	*
Victor Peng	126,007 (19)	*
Vincent F. Ratford	150,272 (20)	*
Frank A. Tornaghi	88,856 (21)	*
All current Directors and executive officers as a group (15 persons)	2,602,863 (22)	*

* Less than 1%

(1) The beneficial ownership percentage of each stockholder is calculated on the basis of 273,852,743 shares of common stock outstanding as of May 14, 2010. Any additional shares of common stock that a stockholder has the right to acquire within 60 days after May 14, 2010 are deemed to be outstanding and beneficially owned for the purpose of calculating that stockholder's percentage beneficial ownership. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Xilinx, Inc., 2100 Logic Drive, San Jose, California 95124.

(2) Based on information contained in a Schedule 13G/A, reflecting stock ownership information as of December 31, 2009, which was filed by this stockholder pursuant to Section 13 of the Exchange Act ("Section 13"), on February 12, 2010 reporting beneficial ownership of 33,662,492 shares of Common stock

consisting of 9,055,425 shares as to which it has sole voting power and 33,662,492 shares as to which it has sole dispositive power. According to the stockholder, these securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates disclaims beneficial ownership of such securities.

(3) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2009, which was filed by this stockholder pursuant to Section 13, on February 9, 2010 reporting beneficial ownership of 31,655,200 shares of Common stock consisting of 9,654,400 shares as to which it has sole voting power and 31,655,200 shares as to which it has sole dispositive power. According to such filing, the stockholder disclaims beneficial ownership of the shares pursuant to Rule 13d-4 of the Exchange Act.

(4) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2009, which was filed by this stockholder pursuant to Section 13, on February 8, 2010 reporting beneficial ownership of 17,155,300 shares of Common Stock consisting of 17,155,300 shares as to which it has sole voting power and no shares as to which it has dispositive power (sole or shared).

(5) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2009, which was filed by this stockholder pursuant to Section 13, on January 29, 2010 reporting beneficial ownership of 15,485,363 shares of Common stock consisting of 15,485,363 shares as to which it has sole voting power and 15,485,363 shares as to which it has sole dispositive power.

(6) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2009, which was filed by this stockholder pursuant to Section 13, on February 2, 2010 reporting beneficial ownership of 14,402,500 shares of Common stock consisting of 4,602,500 shares as to which it has sole voting power and 14,402,500 shares as to which it has sole dispositive power According to such filing, the stockholder disclaims beneficial ownership of the shares pursuant to Rule 13d-4 of the Exchange Act.

(7) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2009, which was filed by this stockholder pursuant to Section 13, on February 8, 2010 reporting beneficial ownership of 14,368,996 shares of Common stock consisting of 442,259 shares as to which it has sole voting power, 13,973,437 shares as to which it has sole dispositive power and 395,559 shares as to which it has shared dispositive power.

(8) Consists of 64,652 shares held directly, 93,802 shares issuable upon exercise of options and includes 40 shares held by Mr. Gianos' son.

(9) Consists of 3,635 shares held directly and 556,248 shares issuable upon exercise of options.

(10) Consists of 6,825 shares held directly by trust and 93,802 shares issuable upon exercise of options.

(11) Consists of 4,275 shares held directly and 92,795 shares issuable upon exercise of options.

(12) Consists of 32,000 shares held directly and 93,795 shares issuable upon exercise of options.

(13) Consists of 4,400 shares held directly by trust and 60,750 shares issuable upon exercise of options.

(14) Mr. Pimentel does not hold any shares or options to purchase shares of the Company.

(15) Consists of 89,705 shares held directly.

(16) Consists of 12,675 shares held directly, 40,499 shares issuable upon exercise of options and includes 750 shares held by Mr. Turner's spouse.

(17) Consists of 228 shares held directly in joint tenancy and 118,795 shares issuable upon exercise of options.

(18) Consists of 22,362 shares held directly by trust, 377,188 shares issuable upon exercise of options and a maximum of 5,500 shares issuable upon settlement of RSUs.

(19) Consists of 6,424 shares held directly and 114,583 shares issuable upon exercise of options and a maximum of 5,000 shares issuable upon settlement of RSUs.

(20) Consists of 1,500 shares held directly and 148,772 shares issuable upon exercise of options.

(21) Consists of 4,919 shares held directly and 83,937 shares issuable upon exercise of options.

(22) Includes an aggregate of 2,330,628 shares issuable upon exercise of options or settlement of RSUs.

For certain information concerning our Executive Officers, see "Executive Officers of the Registrant" in Item 1 of Part I of our Form 10-K.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program and Elements of Compensation

Our compensation programs are designed to support our business goals and to promote both short-term and long-term growth and profitability. This section of the proxy statement explains our compensation programs in general, and how they operate with respect to our named executive officers in particular. This year, our "named executive officers" are the CEO, Moshe Gavrielov, the CFO, Jon Olson and each of the other three most highly compensated executive officers serving as executive officers at the end of fiscal 2010, Victor Peng, Vincent Ratford and Frank Tornaghi.

The Company uses cash and equity incentives to achieve its compensation objectives. The cash component of compensation is intended to reflect market competitiveness and performance against semi-annual objectives and to compensate for the duties assigned to the particular executive. Equity awards are also intended to be market competitive and designed to create long-term incentives providing officers with a stake in the success of the business and encourage creation of stockholder value. In addition, equity awards are used to encourage and reward achievement of performance objectives. The Compensation Committee strives to ensure that the total compensation paid to the named executive officers is fair, reasonable and competitive and aligned with performance-based objectives.

Role of the Compensation Committee

The Compensation Committee, in consultation with the Company's CEO, is responsible for establishing the Company's compensation and benefits philosophy and strategy. The Compensation Committee also oversees the general compensation policies of the Company and sets specific compensation levels for corporate officers, including the named executive officers. The Compensation Committee also reviews and makes recommendations to the Board regarding the compensation of the CEO. In determining compensation strategy, the Compensation Committee reviews market competitive data to ensure that the Company is able to attract and retain quality employees, including the named executive officers. The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibility and has done so, as described below, but may not delegate its authority to such advisors.

Compensation Consultant

In fiscal 2010, the Compensation Committee retained the services of Semler Brossy Consulting Group LLC ("Semler Brossy") to act as its compensation consultant. Semler Brossy provided the Compensation Committee with general advice on compensation matters. The total amount of fees paid to Semler Brossy in fiscal 2010 was less than $120,000. Semler Brossy is also reimbursed for reasonable travel and business expenses. Semler Brossy did not provide any additional services to the Company other than the services for which it was retained by the Compensation Committee.

Compensation Philosophy and Objectives

The primary objectives of the Compensation Committee with respect to determining executive compensation are to attract, motivate and retain talented employees and to align executives' interests with those of stockholders, with the ultimate objective of improving stockholder value. It is the philosophy of the Compensation Committee that the best way to achieve this is to align executives' compensation with their level of performance, thereby compensating executives on a "pay for performance" basis.

To achieve these objectives, the Compensation Committee has implemented and oversees compensation plans that tie a significant portion of executives' overall compensation to our financial performance, including our share of revenue, operating profit and the trading price of our Common Stock. Overall, the total compensation opportunity is intended to create an executive compensation program which sets total compensation targets between the 50th and 75th percentile of comparable companies. The comparable companies considered by the Compensation Committee are described more fully below.

For fiscal 2010, the Compensation Committee approved a bonus program applicable to executives, including the named executive officers, the Xilinx 2010 Executive Incentive Plan (the "Incentive Plan"), which is described in greater detail below. Compensation under the Incentive Plan varied with our financial performance during the fiscal year. Bonus payments to executives corresponded with the Company's performance during the fiscal year, as well as with their individual performance. This design was intended to accomplish the Company's goal of aligning executives' interests with those of stockholders by encouraging the executives to work diligently toward the success of the Company, and to reward, as appropriate, achievement of semi-annual objectives. For fiscal 2010 as compared to fiscal 2009, the Compensation Committee removed the revenue growth component as a performance objective for awards under the Incentive Plan in light of the uncertain economic environment and due to the lack of visibility in forecasting future revenue. Other than this change, the components of the Incentive Plan remained the same.

In addition to the Incentive Plan, the Company further seeks to advance its objective of aligning executives' interests with the interests of stockholders through its 2007 Equity Plan. The purpose of the 2007 Equity Plan is to promote the success of our business by encouraging equity ownership in the Company. In particular, the 2007 Equity Plan provides officers with incentive to exert maximum effort toward the success of the Company and to participate in such success through acquisition and retention of our Common Stock.

Performance to be Rewarded and Procedural Approaches to Accomplish Compensation Objectives

The Compensation Committee believes that the executive compensation provided by the Company to its executives, including the named executive officers, should include both cash and stock-based compensation that rewards performance as measured against established goals.

Peer Group Data. To aid in its periodic examination and determination of executive compensation, the Compensation Committee retained the services of Radford Surveys + Consulting ("Radford") to provide the Radford Executive Compensation Survey to assist in setting executive compensation. In our survey of market data, we focus on companies meeting all or some of the following criteria: (i) they operate in a similar industry as the Company; (ii) they are of roughly similar size (as measured by revenues and aggregate market capitalization) as the Company; (iii) they have growth expectations similar to those of the Company; and (iv) they are companies against whom the Company competes for talent. For fiscal 2010, the peer group companies that were considered are as follows:

- Advanced Micro Devices, Inc.
- Altera Corporation
- Analog Devices, Inc.
- Atmel Corporation
- Broadcom Corporation
- Cadence Design Systems, Inc.
- Cypress Semiconductor Corporation
- Fairchild Semiconductor International, Inc.
- KLA-Tencor Corporation
- LAM Research Corporation
- Linear Technology Corporation
- LSI Corporation
- Marvell Technology Ltd.
- Maxim Integrated Products, Inc.
- Microchip Technology Inc.
- National Semiconductor Corporation
- Novellus Systems Inc.
- Nvidia Corporation
- ON Semiconductor Corporation
- Sandisk Corporation
- Synopsys, Inc.

In reviewing the peer group for appropriateness, for fiscal 2010 as compared to fiscal 2009, the Compensation Committee removed Freescale Semiconductor from the list of comparator companies and added Microchip Technology Inc. and Novellus Systems Inc. The Compensation Committee determined that Freescale Semiconductor was not a relevant comparator company because it was a privately held company with significantly larger number of employees and annual revenues. The Compensation Committee added Microchip Technology Inc. because they compete with us in the same end markets, operate a similar business model and employ people with similar skills. Novellus Systems Inc. returned to our peer group company list to join KLA-Tencor and LAM Research, all equipment manufacturers, whose industry and revenue was comparable to ours.

Data on the compensation practices of the above-mentioned peer group is generally gathered through searches of publicly available information, including publicly available databases. Peer group data is gathered with respect to base salary, bonus targets and equity awards. The Company also relies on a compensation survey prepared by Radford to assist the Company in benchmarking target salary, bonus and equity compensation levels against the same companies in the peer group identified above. The Radford survey reflects more current information than the information found through publicly available sources. In fiscal 2010, all but five of the peer group companies identified above participated in this Radford survey, but our benchmarking included the entire peer group. The Company reviews the Radford survey and publicly available information of compensation offered by the applicable market comparables between the 50th to 75th percentile and targets total compensation between the 50th and 75th percentile.

CEO Evaluation and Compensation Determination. The Compensation Committee annually reviews the performance of the CEO in light of the goals and objectives of the Company's executive compensation plans, and based on this review, recommends to the Board for its approval, the CEO's compensation. The review of the performance and compensation of the CEO and all other named executive officers is conducted annually during the period commencing on or about the middle of May which is called our "Focal Review Period." The Compensation Committee uses objective data from peer group companies to assist in determining the compensation of the CEO, and compares the data to competitive ranges following statistical analysis and review of subjective policies and practices, including assessment of the CEO's achievements, and a review of compensation paid to CEOs of the peer group companies. In determining the long-term incentive component of the CEO's compensation, the Compensation Committee considers all relevant factors, including the Company's performance and relative stockholder return, the value of similar awards to CEOs of the peer group companies, the awards given to the CEO in prior years, and formal feedback from the independent directors and the CEO's direct reports. To provide further assurance of independence, the Compensation Committee's independent compensation consultant, Semler Brossy, provides its recommendation for CEO compensation. The compensation consultant prepares analyses showing competitive CEO compensation among the peer group for the individual elements of compensation and total direct compensation. Then, it provides the Compensation Committee with a range of recommendations for any change in the CEO's base salary, annual incentive target, equity grant value, and equity mix. The recommendations take into account the peer competitive pay analysis, expected future pay trends, and importantly, the position of the CEO in relation to other senior executives and proposed pay actions for all key employees of the Company. The range allows the Committee to exercise its discretion based on the CEO's individual performance and other factors.

In April 2009, in light of market and economic conditions, the Compensation Committee approved a temporary reduction in annual base salaries of all executives of the Company, including that of Mr. Gavrielov. Mr. Gavrielov's annual base salary was reduced by 20% from $700,000 to $560,000, effective May 1, 2009. Because the Company's financial performance improved during the second and third quarters of fiscal 2010, on January 19, 2010, the Board, upon recommendation of the Compensation Committee, reinstated the annual base salary of Mr. Gavrielov and the other executives effective January 1, 2010. No adjustment was made to Mr. Gavrielov's target bonus in fiscal 2010. In addition, on July 1, 2009, Mr. Gavrielov received a stock option for 350,000 shares in connection with the annual Focal Review.

Evaluation of Other Named Executive Officers and Compensation Determination. The CEO works with the Compensation Committee in establishing the Company's compensation and benefits philosophy and strategy for its executives and also makes specific recommendations to the Compensation Committee with respect to the individual compensation for each of the executive officers, including the named executive officers other than himself. With respect to the named executive officers, the Compensation Committee annually reviews, with the CEO, the executives' performance in light of the goals and objectives of the Company, and approves their compensation. The Compensation Committee also considers all relevant factors in approving the level of such compensation, including each executive officer's performance during the year, specifically an officer's accomplishments, areas of strength and areas for development. During the Focal Review Period, the CEO and members of the Company's human resources department document each named executive officer's performance during the year based on the CEO's knowledge of each named executive officer's performance, individual self-assessment and feedback provided by the named executive officer's peers and direct reports. The CEO also reviews compensation data gathered from Radford as well as from proxy statements and informal compensation surveys, and identifies trends and competitive factors to consider in adjusting executive compensation levels. The CEO then makes a recommendation to the Compensation Committee as to each element of each named executive officer's compensation.

Compensation Components

Our executive compensation is divided into the following components: base salary, incentive cash compensation, long-term equity incentive compensation and generally available benefits.

Base Salary. The Company provides the named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. As noted above, base salaries for our executive officers, including named executive officers, are reviewed annually. In determining the base salaries of executive officers, including the named executive officers, the Compensation Committee considers a number of criteria, including the officer's performance during the prior year, base salary during the prior year, scope of responsibility, breadth of knowledge and individual achievements. In addition, in our determination of executive officers' base salaries, we review the base salaries being paid to executive officers in comparable positions at companies of similar size and conduct an internal review of the executive's compensation, both individually and relative to other executive officers. The comparable companies used in this analysis are the same peer group companies identified in the discussion of peer group data above regarding our survey of market data. Determination of base salary is not made in accordance with a strict formula which measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices, including review of the foregoing criteria, all of which are considered when making the determination of base salary. Generally, we believe that executive officers' base salaries should be targeted between the 50th and 75th percentile of salaries for executives in similar positions and with similar responsibilities at comparable companies in line with our compensation philosophy.

In fiscal 2010, the Compensation Committee, in light of market and economic conditions, reduced the annual base salaries of all our executives, including the named executive officers effective May 1, 2009. The rate of the salary reduction was based on the grade level of the executive, and rate of reduction for all named executive officers, other than Mr. Gavrielov, was 15%. Because the Company's financial performance improved during the second and third quarters of fiscal 2010, on January 19, 2010, the Board, upon recommendation of the Compensation Committee, reinstated the annual base salaries of the named executive officers effective January 1, 2010 to the levels in place prior to the reduction. These temporary reductions did not impact the executives' target bonus amounts for fiscal 2010 because the Compensation Committee believed that it would not be in the best interests of the Company to reduce compensation incentives for executive performance.

Incentive Cash Compensation. All of our executives, including the named executive officers, are eligible to participate in our cash incentive program which provides for a cash bonus calculated as a percentage of the named executive officer's annual salary. In fiscal 2010, the Compensation Committee adopted the Incentive Plan under which the CEO's bonus target was 100% of his annual salary in effect prior to May 1, 2009, unchanged from fiscal 2009, and the bonus targets for all other named executive officers were 75% of their annual salary, unchanged from fiscal 2009. The Incentive Plan and payouts under the Incentive Plan are described in the section below entitled "2010 Executive Incentive Plan."

Long-Term Equity Incentive Program. Equity awards are a key element of the Company's market-competitive total compensation package. Our equity compensation program is intended to align the interests of our officers with those of our stockholders by creating an incentive for our officers to maximize stockholder value. The equity compensation program is also designed to encourage our officers to remain employed with the Company despite a very competitive marketplace. The Company targets the value of its equity awards to be in the median of the peer group companies mentioned above. We provide long-term incentive compensation through the award of stock options that vest over multiple years. In addition, under the 2007 Equity Plan, we are also authorized to issue RSUs and performance-based RSUs but none were granted to our named executive officers in fiscal 2010. We grant most equity awards on an annual basis in connection with the annual Focal Review and adjustment cycle. In fiscal 2010, stock options were granted under our 2007 Equity Plan to all of our named executive officers. The size and other characteristics of these awards were approved by the Compensation Committee taking into consideration the various factors set forth above, including market-competitiveness, individual performance during the year, and retention value. For further information about these equity awards, please see the table below entitled "Grant of Plan-Based Awards for Fiscal 2010."

Certain officers of the Company receive certain acceleration of vesting as follows: options outstanding under our 1988 and 1997 Stock Plans are credited with one year of vesting in the event an elected officer voluntary resigns after attaining age 55 and with at least five years of service to the Company as an elected officer. The 2007 Equity Plan does not provide for automatic acceleration of vesting. However, we have entered into contractual arrangements with certain executive officers, as provided below, to provide for acceleration under certain conditions such as termination or change in control.

Generally Available Benefit Programs. The Company also maintains generally available benefit programs in which our executives may participate. The Company maintains the ESPP, under which generally all employees are able to purchase our Common Stock through payroll deductions at a discounted price. We also maintain a tax-qualified 401(k) Plan for employees in the U.S., which provides for broad-based employee participation. The Company has established a matching program pursuant to which the Company will match up to 50% of the first 8% of an employee's compensation that the employee contributed to their 401(k) account. For calendar year 2009 and beyond, the maximum Company contribution per calendar year is $4,500 per employee.

The Company also offers a number of other benefits to the named executive officers pursuant to benefits programs that provide for broad-based employee participation which includes medical, dental and vision insurance, disability insurance, various other insurance programs, health and dependent care flexible spending accounts, educational assistance, employee assistance and certain other benefits. The terms of these benefits are essentially the same for all eligible employees.

The Company also maintains a nonqualified deferred compensation plan which allows eligible participants, including executive officers and members of the Board, to voluntarily defer receipt of a portion or all of their salary, cash bonus payment or directorship fees, as the case may be, until the date or dates elected by the participants, thereby allowing the participating employees and directors to defer taxation on such amounts. Refer to the section below entitled "Deferred Compensation Plan" for more information about this benefit plan.

Consistent with our compensation philosophy, we intend to continue to maintain market-competitive benefits for all employees, including our named executive officers; provided, however, that the Compensation Committee may revise, amend, or add to the officer's executive benefits and perquisites if it deems advisable in order to remain competitive with comparable companies and/or to retain individuals who are critical to the Company. We believe the benefits and perquisites we offer are currently at competitive levels with comparable companies.

2010 Executive Incentive Plan

Executive Summary. Under the Incentive Plan, the cash bonuses for the named executive officers were determined using three different components, each with a different weighting: (1) the Company's share of revenue (the "SOR Component"), weighted at 20%, (2) the Company's operating profit as a percentage of revenue determined in accordance with U.S. Generally Accepted Accounting Principles, or GAAP (the "OP Component"), but excluding payments under the Company's non-sales incentive plans and other unusual charges, weighted at 30%; and (3) the strategic component (the "Strategic Component") based on strategic goals pertaining to such officer's position and responsibilities, weighted at 50%. In fiscal 2010, the Company did not include a Growth Component in the Incentive Plan, which rewarded for year over year revenue growth, as a result of the uncertainty in the global economic environment and lack of visibility in forecasting future revenue.

There was no payout under the SOR Component during fiscal 2010 since the Company did not meet the minimum threshold in either the first or second half of fiscal 2010. With respect to the OP Component, the Company fell slightly below target resulting in below target payouts under the OP Component for the first half of fiscal 2010. The Strategic Component payouts to the named executive officers for the first half of the fiscal year ranged from 101% to 110% of target. In the second half of the fiscal year, the Company met its operating profit objective, resulting in above target payouts under the OP Component. In the second half of the fiscal year, the Strategic Component payouts to the named executive officers ranged from 95% to 133% of target.

Each component is described in more detail below under the sections entitled "Share of Revenue Component," "Operating Profit Component," and "Strategic Component."

Timing of Payments. All plan components were paid on a semi-annual basis. The semi-annual payments to the named executive officers for fiscal 2010 performance are set forth in the section entitled "Named Executive Officer Bonuses Under the Incentive Plan – Bonus Summary."

Share of Revenue Component. The SOR Component was designed to measure and reward increases in the Company's share of revenue as compared to certain benchmark programmable logic device ("PLD") companies identified by the Compensation Committee, which were Actel, Altera, and Lattice Semiconductor (collectively the "SOR Benchmark Companies"). The SOR Component was selected as a goal because the Company sought to improve its market position relative to its chief PLD competitors, and the Compensation Committee identified the SOR Benchmark Companies as such chief competitors. To determine the Company's share of revenue as compared to the SOR Benchmark Companies, the Company measured the actual revenue result of the Company and the SOR Benchmark Companies on a semi-annual basis. The Company's share of revenue (the "Company SOR") was determined by dividing the Company's total semi-annual revenue by the semi-annual revenue generated by the Company and the SOR Benchmark Companies during the fiscal year. The SOR Component was subject to a minimum threshold for payout and a multiplier that increased the target payout depending on Company performance. In fiscal 2010, the minimum threshold for payout was 51.6%. If the Company reached this threshold, then the SOR Component payout multiplier (the "SOR Component Multiplier") was 50%. If the Company SOR achieved 51.7%, then the SOR Component Multiplier increased by 50% and 100% payout would be achieved. Thereafter, the SOR Component Multiplier increased by 25% for each one-tenth of a percentage point above 51.7%. The maximum payout was capped at 200% if the Company SOR reached 52.1% or greater. In fiscal 2010, the Company SOR was 51.2% for both the first and second half of the fiscal year and therefore no payout was made under the SOR Component in either period.

Operating Profit Component. The OP Component is designed to measure and reward improvements in the Company's operating profit. The goal in the OP Component is to continually manage and reduce costs and enhance profitability. For purposes of the Incentive Plan, the OP Component is calculated on a semi-annual basis using the financial results for the fiscal six-month period. The operating profit percentage used in the OP Component, and referred to in the discussion below, excludes expenses related to bonus payments made under the Company's non-sales incentive compensation plans and other non-recurring adjustments or expenses that are not associated with currently planned or on-going business operations. In connection with the calculation of the OP Component for the first half of fiscal 2010, the Compensation Committee exercised its discretion to exclude the restructuring charge incurred by the Company as a result of a reduction in force. In connection with the calculation of the OP Component for the second half of fiscal 2010, the Compensation Committee exercised its discretion to exclude the restructuring charge incurred by the Company as a result of a reduction in force as well as a one-time charge associated with a litigation expense.

For fiscal 2010, due to the unpredictability of revenue growth stemming from the uncertainty in the global economic environment, the minimum threshold for the OP Component was lowered from the previous year in order to incentivize employees to manage costs despite the uncertainty around revenue generation. The OP Component is subject to a minimum threshold range for any payout and contains a multiplier that increases payout under this component depending on Company performance. The minimum threshold for fiscal 2010 was achievement of operating profit of at least 13% (calculated as described above). Once the Company reached 13% operating profit, then the OP Component multiplier ("the OP Component Multiplier") would equal 20%. The OP Component Multiplier remained at 20% for each percentage point increase in operating profit until the Company achieved 17% operating profit. Once the Company's operating profit reached 17%, then the OP Component Multiplier increased by 10% for each percentage point increase over 17% operating profit until the Company reached 24% operating profit. The Company would then pay 100% of the OP Component of the target bonus for operating profit between 24% and 26%. Thereafter, the OP Component Multiplier increased by 10% for each percentage point increase of operating profit over 26%. There was no cap in the OP Component in fiscal 2010. The calculation for determining the OP Component Multiplier for fiscal 2010 is set forth in the table below and demonstrates that the Company's operating profit fell slightly below target in the first half of the fiscal year and exceeded the target in the second half of the fiscal year.

The calculations below of the OP Component Multiplier for the semi-annual periods are based on actual fiscal 2010 Company performance.

OP Component Multipliers

Period	Actual Company OP Component	OP Component Multiplier
First Half	23%	0.9
Second Half	32%	1.6

For purposes of calculating the earnings for the OP Component, the Company used each executive's earnings for the calendar six-month period corresponding to the fiscal six-month period minus any unpaid days off. The salary reductions imposed during fiscal 2010 had no effect on these calculations and the bonus targets remained the same.

The total Target OP Component for the year was determined by the following formula:

OP Component Multiplier x OP Component Weighting (30%) x Annual Earnings = Total Target OP Component

However, the OP Component was paid semi-annually. Therefore, the semi-annual target OP Component payout for each semi-annual period was determined by the following formula:

OP Component Multiplier x OP Component Weighting (30%) x Semi-Annual Earnings = Semi-Annual OP Component

Strategic Component. Under the Strategic Component, for each semi-annual performance period, each named executive officer was required to have a maximum of five strategic goals, each with a minimum weighting of 20%. For the first half of fiscal 2010, however, there was a deviation from this number of goals and relative weighting of goals for each of Messrs. Gavrielov, Peng and Ratford. Mr. Gaverielov was paid on the basis of six goals, four of which had a weighting under 20%; Mr. Peng was paid on the basis of five goals, two of which had a weighting below 20%; and Mr. Ratford was paid on a basis of five goals, three of which had a weighting below 20%. While the number of goals and relative weighting deviated from the terms of the Incentive Plan, there was no impact on the dollar amount of any payments to these executives. The threshold payment for any payout under the Strategic Component is 50% overall achievement and the maximum performance is capped at 150%.

Each strategic goal under the Strategic Component was (1) directly related to the Company's business objectives and (2) corresponded to such executive's position and responsibilities at the Company. The strategic goals for the named executive officers related to the broader corporate goals within the following categories:

- *Product objectives*. Goals related to product innovation and development, product quality and product schedules fell within this category.

- *Sales and marketing objectives*. Goals related to design wins, marketing strategies and product launches fell within this category.

- *Operational objectives*. Goals related to fiscal discipline, cost reductions, business efficiencies and profitability fell within this category.

- *Organizational objectives*. Goals related to the implementation of new employee performance and compensation programs, succession planning and compliance fell within this category.

The total Target Strategic Component was determined by the following formula:

Bonus % x Strategic Component Weighting (50%) x Annual Salary = Total Target Strategic Component

However, the Strategic Component was paid semi-annually. Therefore, the semi-annual target Strategic Component for each semi-annual period was determined by the following formula:

Bonus % x Strategic Component Weighting (50%) x Semi-Annual Salary = Semi-Annual Strategic Component

For all named executive officers other than the CEO, the CEO, in consultation with each executive, assigned a weight to each goal which was measured in proportion to how that goal corresponded to the importance of the business objective involved. At the end of each semi-annual period, the executive was responsible for self-assessing his or her achievement of each goal on a scale of 0% achievement to 150% achievement. The CEO then reviewed the executive's performance and the executive's self assessment and recommended to the Compensation Committee the appropriate multiplier, on a scale of 0% to 150%, corresponding to the level of the executive's achievement.

For the CEO, the Compensation Committee, in consultation with the CEO, assigned a weight to each of the CEO's goals, which was also measured in proportion to the importance of that goal to the business. At the end of each semi-annual period, the CEO self-assessed his achievement of each goal on the same 0% to 150% scale and submitted the self-assessment to the Compensation Committee.

The table below reflects a hypothetical example of how particular goals would be weighted based on their achievement level, resulting in the calculation of the Strategic Multiplier for an individual Xilinx executive.

STRATEGIC COMPONENT MULTIPLIER (EXAMPLE ONLY)

Goal	Weighting	Achievement Level	Multiplier
#1	20%	100%	20%
#2	30%	50%	15%
#3	30%	100%	30%
#4	20%	150%	30%
		Strategic Multiplier	**95%**

Following the CEO's assessment and recommendation, the Compensation Committee reviews and approves the Strategic Multiplier and Strategic Component semi-annual payout for each named executive officer for each semi-annual period. With respect to the CEO, the Compensation Committee reviewed the CEO's self-assessment and made their own assessment of his performance. The Compensation Committee then recommended to the Board of Directors, and the Board of Directors approved, the Strategic Multiplier and Strategic Component semi-annual payout for the CEO for each semi-annual period. In assessing the CEO's achievements and approving his compensation, the Compensation Committee and the Board of Directors considered his achievements within a broader set of expectations including strategic leadership, organizational quality and effectiveness, management abilities and responsiveness to economic conditions.

The specific goals for each named executive officer's Strategic Component is discussed in the footnotes to the table below. The target and actual bonus amounts for fiscal 2010 for our named executive officers, based on the achievement against the financial goals (as discussed above) and achievement against the individual strategic goals (as discussed in the footnotes below) were as follows:

			Bonus Actually Paid ($)					Annual Target as Percentage of Base Salary (%)	Bonuses Actually Paid as Percentage of Base Salary (%)
Named Executive Officer	**Base Salary ($)(1)**	**Target Bonus ($)**	**First Half Financial Metrics ($)**	**First Half Strategic Goals ($)**	**Second Half Financial Metrics ($)**	**Second Half Strategic Goals ($)**	**Total Bonus Actually Paid ($)**		
Moshe N. Gavrielov	700,000	700,000	94,500	183,750[(2)]	168,000	210,000[(3)]	656,250	100	94
Jon A. Olson	460,000	345,000	46,575	94,875[(4)]	82,800	99,188[(5)]	323,438	75	70
Victor Peng	400,000	300,000	40,500	75,750[(6)]	72,000	71,250[(7)]	259,500	75	65
Vincent F. Ratford	360,000	270,000	36,450	74,250[(8)]	64,800	74,250[(9)]	249,750	75	69
Frank A. Tornaghi	360,000	270,000	36,450	70,875[(10)]	64,800	81,000[(11)]	253,125	75	70

(1) Represents annual base salaries without taking into account temporary salary reductions taken from May 1, 2009 to December 31, 2009.

(2) Represents the actual bonus paid to Mr. Gavrielov for the first half of fiscal 2010 based on achievement against his specific strategic goals. For the first half of fiscal 2010, Mr. Gavrielov earned 105% of his target bonus attributable to the strategic goal component by successfully: (1) releasing the Company's new products on time and in accordance with the Company's product quality standards, (2) implementing a geographical footprint as defined by the Board of Directors, (3) implementing a direct product shipment plan, (4) meeting or exceeding the product cost roadmap, (5) defining, articulating and rolling out the strategic plan as defined by the Board of Directors, and (6) completing the Company's global restructuring plan.

(3) Represents the actual bonus paid to Mr. Gavrielov for the second half of fiscal 2010 based on achievement against his specific strategic goals. For the second half of fiscal 2010, Mr. Gavrielov earned 120% of his target bonus attributable to the strategic goal component by successfully: (1) presenting a strategic operational plan and financial framework to the Company's Board of Directors; implementing talent and leadership programs and other strategic human resources initiatives, (2) achieving certain goals related to improving gross margins; executing on the Company's strategic marketing plan; accelerating sales opportunities by closure of high value design wins, and (3) meeting certain research and development deliverables with respect to the Company's products.

(4) Represents the actual bonus paid to Mr. Olson for the first half of fiscal 2010 based on achievement against his specific strategic goals. For the first half of fiscal 2010, Mr. Olson earned 110% of his target bonus attributable to the strategic goal component by successfully: (1) implementing pay for performance metrics, (2) driving the Company's efforts on gross margin improvements, (3) successfully restructuring the Company's finance organization, and (4) implementing process improvements to increase workplace efficiencies.

(5) Represents the actual bonus paid to Mr. Olson for the second half of fiscal 2010 based on achievement against his specific strategic goals. For the second half of fiscal 2010, Mr. Olson earned 115% of his target bonus attributable to the strategic goal component by successfully: (1) implementing pay for performance metrics, (2) communicating and driving Company-wide efforts to improve profitability, and standardizing financial reporting, (3) providing financial support to the Company's strategic efforts, (4) continuing efforts in process improvements to increase workplace efficiencies.

(6) Represents the actual bonus paid to Mr. Peng for the first half of fiscal 2010 based on achievement against his specific strategic goals. For the first half of fiscal 2010, Mr. Peng earned 101% of his target bonus attributable to the strategic goal component by successfully: (1) implementing pay for performance metrics, (2) releasing Virtex and Spartan products on time, with good quality and meeting certain performance criteria, (3) releasing the next generation of the Company's programming software on schedule and meeting performance targets, (4) achieving new product designs on target dates, and (5) reorganizing the Company's global research and development organization.

(7) Represents the actual bonus paid to Mr. Peng for the second half of fiscal 2010 based on achievement against his specific strategic goals. For the second half of fiscal 2010, Mr. Peng earned 95% of his target bonus attributable to the strategic goal component by successfully: (1) implementing pay for performance metrics, (2) achieving new product designs and strategic initiatives on target dates, (3) releasing the next generation of the Company's programming software on schedule and meeting performance targets, and (4) meeting certain targets to improve gross margins.

(8) Represents the actual bonus paid to Mr. Ratford for the first half of fiscal 2010 based on achievement against his specific strategic goals. For the first half of fiscal 2010, Mr. Ratford earned 110% of his target bonus attributable to the strategic goal component by successfully: (1) implementing pay for performance metrics, (2) executing on the Company's marketing plan, (3) completing product planning goals, (4) implementing product reviews to improve gross margins, and (5) completing the second phase of the Company's COMPASS software implementation and developing worldwide marketing metrics and dashboard.

(9) Represents the actual bonus paid to Mr. Ratford for the second half of fiscal 2010 based on achievement against his specific strategic goals. For the second half of fiscal 2010, Mr. Ratford earned 110% of his target bonus attributable to the strategic goal component by successfully: (1) implementing pay for performance metrics, (2) executing on the Company's marketing plan, (3) executing on product planning deliverables, and (4) continuing work on the second phase of the Company's COMPASS software implementation and meeting certain targets to improve gross margins.

(10) Represents the actual bonus paid to Mr. Tornaghi for the first half of fiscal 2010 based on achievement against his specific strategic goals. For the first half of fiscal 2010, Mr. Tornaghi earned 105% of his target bonus attributable to the strategic goal component by successfully: (1) implementing pay for performance metrics, (2) meeting the Company's design win goals for Virtex-5 and Spartan 3A product lines, (3) accelerating sales opportunities for Virtex-6 by increasing opportunity verification, and (4) accelerating sales opportunities for Spartan-6 by increasing opportunity verification.

(11) Represents the actual bonus paid to Mr. Tornaghi for the second half of fiscal 2010 based on achievement against his specific strategic goals. For the second half of fiscal 2010, Mr. Tornaghi earned 120% of his target bonus attributable to the strategic goal component by successfully: (1) implementing pay for performance metrics, (2) accelerating sales of Virtex-6 by increased closure of high value design wins, (3) accelerating sales of Spartan-6 by increased closure of high value design wins, and (4) meeting certain targets to improve gross margins and developing new channel plan.

Semi-Annual Payouts for Named Executive Officers. To determine the semi-annual payments, the Share of Revenue Multiplier, the OP Component Multiplier and the Strategic Component Multiplier were multiplied by their respective weights and added together to compile a semi-annual multiplier (the "Semi-Annual Multiplier"). The calculation of the Semi-Annual Multiplier was as follows:

(Bonus % x Share of Revenue Component Weighting (30%) x Share of Revenue Component Multiplier) + (Bonus % x OP Component Weighting (30%) x OP Component Multiplier) + (Bonus % x Strategic Component Weighting (50%) x Strategic Component Multiplier) = Semi-Annual Multiplier

The Semi-Annual Multiplier for the semi-annual period was then applied to the named executive officer's salary earned during the first half and second half of the fiscal year.

Named Executive Officer Bonuses under the Incentive Plan

The target bonus and bonus percentages for the named executive officers, as well as the actual calculation and amounts paid the named executive officers for fiscal 2010 performance for each semi-annual period are reflected in the table below.

Bonus Summary

Named Executive Officer	Total Target Bonus	Target Bonus as a Percentage of Salary	First Half of Year, Actual	Second Half of Year, Actual	Total Bonus, Actual	Total Bonus As Percentage of Salary, Actual
Moshe N. Gavrielov	$700,000	100%	$278,250	$378,000	$656,250	94%
Jon A. Olson	$345,000	75%	$141,450	$181,988	$323,438	70%
Victor Peng	$300,000	75%	$116,250	$143,250	$259,500	65%
Vincent F. Ratford	$270,000	75%	$110,700	$139,050	$249,750	69%
Frank A. Tornaghi	$270,000	75%	$107,325	$145,800	$253,125	70%

Fiscal 2011 Executive Incentive Plan

On May 12, 2010, the Compensation Committee approved an executive incentive plan for fiscal 2011 (the "2011 Executive Incentive Plan"). Similar to the 2010 Executive Incentive Plan, the 2011 Executive Incentive Plan has a share of revenue component, an operating profit component and a management goal component. In addition, the 2011 Executive Incentive Plan contains a fourth component, a revenue growth component. The weighting of the different components has been revised given the addition of a fourth component. The 2011 Executive Incentive Plan components are weighted as follows: the share of revenue component at 10%, the operating profit component at 30%, the revenue growth component at 20% and the management goal component at 40%. For fiscal 2011, the bonus target for the CEO increased from 100% of base salary to 110% of base salary. Bonus targets for all other participants remained the same. As compared to the 2010 Executive Incentive Plan which limited the strategic goals to three to five goals, each with a minimum weighting of 20%, under the 2011 Executive Incentive Plan, each participant may set up to 10 management goals and each goal may be weighted based on its importance to the business objectives. There is no minimum weighting requirement for management objective goals. The 2011 Executive Incentive Plan is effective for fiscal 2011.

Employment and Separation Agreements with Named Executive Officers

Employment Letter Agreements with Moshe N. Gavrielov and Jon A. Olson. The Company maintains employment letter agreements with Messrs. Gavrielov and Olson. Mr. Gavrielov's employment letter agreement, entered into with Mr. Gavrielov on January 4, 2008, entitles him to certain payments and benefits in the event his employment is terminated at any time due to disability or other than for cause, or if Mr. Gavrielov voluntarily terminates his employment for good reason. This arrangement with Mr. Gavrielov was entered into with him as a part of an arm's length negotiation with the Compensation Committee when Mr. Gavrielov joined the Company.

The employment letter agreement we entered into with Mr. Olson on June 2, 2005, and amended on February 14, 2008, provides Mr. Olson with certain payments and benefits in the event he is terminated without cause within one year following a change in control of the Company. This arrangement was entered into with Mr. Olson to retain Mr. Olson and ensure his cooperation with and continued commitment to the success of the Company.

A description of the terms of Messrs. Gavrielov's and Olson's employment letter agreements, and a quantification of the potential payments and benefits under these agreements, are provided below in the section entitled "Potential Payments Upon Termination or Change in Control."

Equity Grant Procedures and Guidelines

We have conducted an internal review of our equity granting procedures to ensure that our procedures satisfy both our objectives and all applicable compliance requirements. To this end, the Company has adopted written procedures for the grant of equity awards. With respect to grants to employees and officers, including named executive officers, the Compensation Committee reserves the authority to make grants at such time and with such terms as it deems appropriate in its discretion, subject to the terms of the 2007 Equity Plan. Generally, grants of equity awards are made to officers based on and in connection with the annual review during the Focal Review Period. The Compensation Committee periodically grants equity awards at its scheduled meetings or by unanimous written consent for new hires and promotions. Grants approved during scheduled meetings become effective and are priced as of the date of approval or a pre-determined future date. Grants approved by unanimous written consent become effective and are priced as of the date the last signature is obtained or as of a predetermined future date. The Compensation Committee has made certain exceptions to these procedures in order to grant an equity award on an executive's start date, as it did in the case of the option grant to Mr. Gavrielov. The Company has not granted, nor does it intend in the future to grant, equity awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of the Company's Common Stock, such as a significant positive or negative earnings announcement. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. In any event, because equity compensation awards typically vest over four-year periods, the effect of any immediate increase in the price of the Company's Common Stock following grant is minimal.

The Board of Directors has delegated to the CEO and CFO limited authority to approve equity award grants to non-officer employees pursuant to the terms of the 2007 Equity Plan, and subject to the provisions of pre-determined guidelines. Specifically, with respect to non-officer employees, our annual focal awards will be granted on or about July 1 of each year (or if such day is not a business day, the first business day thereafter), and other equity awards will generally be granted on the 10th day of the month, or if such day is not a business day, the first business day thereafter that the Company's stock is traded. The Compensation Committee is responsible for determining and granting all equity awards to executive officers.

Under the 2007 Equity Plan, the exercise price of options and stock appreciation rights may not be less than 100% of the closing price of the shares underlying such options and stock appreciation rights on the date of grant.

Claw-Back Policy

The Board has adopted a policy for seeking the return (claw-back) from executive officers of compensation to the extent such amounts were paid due to financial results that later had to be restated. The policy provides that to the extent the Board, or any Committee thereof, and the Company, in their discretion, determine appropriate, the Company may require reimbursement of all or a portion of any bonus, incentive payment, commission, equity-based award or other compensation granted to and received by or for an elected officer beginning in fiscal 2009, where: (1) the compensation was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the SEC; (2) the Board (or a Committee thereof), in its sole discretion, determines the elected officer engaged in intentional misconduct that was directly responsible for the substantial restatement; and (3) less compensation would have been paid to the elected officer based upon the restated financial results.

Stock Ownership Guidelines

We have adopted stock ownership guidelines for our officers, including the named executive officers to align more closely the interests of our officers with those of our stockholders. Under these guidelines, the ownership guideline applicable to the CEO is 50,000 shares and the guideline applicable to other executive officers, including the named executive officers, is 15,000 shares. Executive officers holding such positions on the date our guidelines were adopted must meet these ownership requirements by June 1, 2011 and new executive officers must meet these guidelines within five years after such individual's receipt of his or her initial grant.

Policy Against Short Sales, other Put-Equivalent Investment and Margin Accounts

All employees, including the named executive officers, are subject to our Insider Trading Policy. In November 2009, we amended our Insider Trading Policy to prohibit any employee from engaging in short sales or enter into any transaction, investment or arrangement that is intended or may be expected to increase in value on the basis of any decrease in value of any of our shares of common stock (such as buying "put" options). In addition, the policy prohibits any employee from holding shares of our Common Stock in a margin or pledging shares of our Common Stock.

Tax and Accounting Considerations

It is our policy generally to qualify compensation paid to named executive officers for deductibility under Section 162(m) of the Tax Code. Section 162(m) of the Tax Code places a limit of $1,000,000 on the amount of compensation that the Company may deduct in any one year with respect to each of its CEO and next three most highly paid executive officers (other than its CFO). Our stockholder-approved equity plans are qualified so that awards of stock options and performance based RSUs under these plans may constitute performance-based compensation not subject to the limit under Section 162(m) of the Tax Code. A portion of the cash payments we make under the 2010 Incentive Plan may not be deductible under Section 162(m) of the Tax Code. The Compensation Committee intends to continue to evaluate the effects of the Tax Code and related U.S. Treasury regulations and the advisability of qualifying its executive compensation for deductibility of such compensation. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, however, the Compensation Committee has not adopted a policy that all compensation must be deductible.

Compensation Risk Analysis

The Compensation Committee in cooperation with management reviewed the Company's compensation programs and believes that the mix and design of the elements of such programs does not encourage management to assume excessive risks. Our programs have been balanced to focus on both short-term and long-term financial and operational performance.

Our incentive cash compensation program is designed to reward financial and strategic performance in areas considered critical to short- and long-term success of the Company. The cash incentive plan for our named executive officers is based on a combination of corporate financial metrics and individualized strategic goals. The financial metric component is based on multiple financial metrics which counterbalance each other, decreasing the likelihood that executives will pursue any one metric to the detriment of overall financial performance. The SOR Component is designed to measure and reward increases in the Company's share of revenue as compared to benchmark programmable logic device companies and the OP Component is designed to reward improvements in the Company's operating profit. Both of these metrics limits the ability of an executive to be rewarded for taking excessive risk on behalf of the Company by, for example, seeking revenue enhancing opportunities at the expenses of profitability. In addition, except for the operating profit component, the SOR Component is capped at 200% and the Strategic Component is capped at 150%. The OP Component, while uncapped, may only increase linearly above 100%. These limitations and caps eliminate the risk of uncapped cash bonus opportunities and unjustified bonus payments. Finally, the Board has also adopted a clawback policy (as discussed above) whereby the Company would seek a return (claw-back) from executive officers of compensation to the extent such amounts were paid due to financial results that later had to be restated. The individual strategic goals for the CEO are reviewed and approved by the Board of Directors and the individual strategic goals for each of the named executive officers are reviewed and approved by the CEO. Furthermore, payment for the cash incentive bonus for our named executive officers (other than our CEO) is approved by the Compensation Committee. This multi-layer approval process in the goal-setting and payment approval process reduces the risk of improper awards.

Our equity incentive program is designed to promote long-term performance. It contains a mix of stock options, restricted stock units and performance share units. The stock options vest monthly over a period of four years. Since options generate value if the stock price appreciates from the date of grant, this award provides incentives to promote behavior that is aligned with stockholder interests over the long term. Restricted stock units vest annually over a four-year vesting schedule and since restricted stock retains value even in a depressed market, employees are usually incentivized to enhance its value. The named executive officers typically received stock option grants on an annual basis, while the restricted stock units are generally reserved for non-executive employees. The Company has also adopted stock ownership guidelines which further aligns executives with stockholder interests and promotes long term focus on Company growth. Therefore, the Compensation Committee believes that these equity awards do not encourage unnecessary or excessive risk taking since equity awards are subject to long-term vesting schedules and the ultimate value of the awards is tied to the appreciation of the Company's stock price. This helps ensure that executives have significant value tied to long-term stock price performance.

The Company has also adopted corporate policies to encourage diligence, prudent decision-making and oversight during the goal-setting and review process. The processes that are in place to manage and control risk include:

- The Compensation Committee approves the benchmark competitors for the SOR Component and the OP Component. The OP Component is the same for both the executives and non-executives in the Company and is based on the Company's overall financial plan thereby aligning all employees towards the same financial metrics.
- The Compensation Committee sets the financial metrics at reasonable levels in light of past performance and market conditions.
- Approval of payments under the incentive cash compensation program is subject to the approval of the Board of Directors, in the case of our CEO, or the Compensation Committee, in the case of our other named executive officers.
- The Compensation Committee retains discretion in administering all awards and in determining performance achievement.
- The Company has implemented a number of effective controls such as the Code of Conduct, a claw-back policy and quarterly sub-certification process for all executives in order to mitigate the risk of any unethical behavior.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the management of the Company and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and, through incorporation by reference from this proxy statement, the Company's Annual Report on Form 10-K for the fiscal year ended April 3, 2010.

The Compensation Committee
—Philip T. Gianos, Chairman
—J. Michael Patterson
—Elizabeth W. Vanderslice

The following non-employee members of the Board participated in the review, discussions and recommendations with respect to the compensation of the CEO.

—Philip T. Gianos
—John L. Doyle
—Jerald G. Fishman
—William G. Howard, Jr.
—J. Michael Patterson
—Marshall C. Turner
—Elizabeth W. Vanderslice

The foregoing Report of the Compensation Committee of the Board of Directors is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Xilinx under the Securities Act of 1933, as amended (the "Securities Act,") or under the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

Summary Compensation Table

The following table provides compensation information for the named executive officers.

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (3) ($)	Total ($)
Moshe N. Gavrielov	2010	606,667	—	—	1,969,800	656,250	—	—	3,232,717
President and Chief Executive Officer	2009	700,000	—	—	—	389,375	—	—	1,089,375
	2008	164,679	—	—	4,101,450	175,000	—	20,592 (4)	4,461,721
Jon A. Olson (5)	2010	414,000	—	—	562,800	323,438	—	4,500	1,304,738
Senior Vice President, Finance	2009	460,000	—	—	442,896	184,575	—	6,750	1,094,221
and Chief Financial Officer	2008	455,000	—	569,360	459,647	273,783	—	2,150	1,759,940
Victor Peng (5)(6)	2010	360,000	—	—	506,520	259,500	—	6,649	1,132,669
Senior Vice President,	2009	388,000	100,000 (7)	500,200	1,251,200	142,581	—	3,750	2,385,731
Programmable Platforms Development									
Vincent F. Ratford (6)	2010	324,000	—	—	450,240	249,750	—	—	1,023,990
Senior Vice President,	2009	342,500	—	—	441,600	144,032	—	—	928,132
Worldwide Marketing									
Frank A. Tornaghi (6)	2010	324,000	—	—	450,240	253,125	—	4,500	1,031,865
Senior Vice President,	2009	360,000	36,180 (7)	—	221,448	140,063	—	5,250	762,941
Worldwide Sales									

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(1) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown reflect the grant date fair value for stock awards granted in fiscal 2010 as determined pursuant to FASB ASC Topic 718. These compensation costs as they relate to stock awards reflect costs associated with stock awards granted in and prior to fiscal 2010. These compensation costs as they relate to option awards reflect option awards granted in and prior to fiscal 2010.

(2) Amounts represent bonuses earned for services rendered in fiscal 2010 under the 2010 Executive Incentive Plan.

(3) Unless otherwise indicated, the amounts in this column consist of Company contributions during the applicable fiscal year under its 401(k) Plan. The Company's 401(k) Plan provides for a $4,500 matching program that is calculated on a calendar year basis. In order to provide the relevant contributions for our fiscal year, the contributions shown in the table overlap two calendar years.

(4) The Company reimbursed Mr. Gavrielov for the legal fees incurred by him in connection with the negotiation of his employment arrangement. The amount reflected in table includes a tax gross up in an amount equal to approximately 50% of the dollar value of the benefit.

(5) Named executive officer participates in the Company's non-qualified deferred compensation plan. For more information about this plan see the section below entitled "EXECUTIVE COMPENSATION—Deferred Compensation Plan."

(6) Messrs. Peng, Ratford and Tornaghi became named executive officers in fiscal 2009 and therefore only compensation information since fiscal 2009 is provided.

(7) Represents amount of cash bonus paid to the executive as a hiring incentive.

Grants of Plan-Based Awards for Fiscal 2010

The following table provides information on equity and non-equity awards granted to our named executive officers during fiscal 2010.

Name	Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($)	Target ($)	Maximum ($)(2)	All Other Option Awards: Number of Securities Underlying Options (3) (#)	Exercise Or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (4) ($)
Moshe N. Gavrielov	6/22/09	7/1/09	—	—	—	350,000	20.57	1,969,800
	4/28/09	—	0	700,000	—	—	—	—
Jon A. Olson	5/13/09	7/1/09	—	—	—	100,000	20.57	562,800
	4/28/09	—	0	345,000	—	—	—	—
Victor Peng	5/13/09	7/1/09	—	—	—	90,000	20.57	506,520
	4/28/09	—	0	300,000	—	—	—	—
Vincent F. Ratford	5/13/09	7/1/09	—	—	—	80,000	20.57	450,240
	4/28/09	—	0	270,000	—	—	—	—
Frank A. Tornaghi	5/13/09	7/1/09	—	—	—	80,000	20.57	450,240
	4/28/09	—	0	270,000	—	—	—	—

---

(1) All actual payouts were made under the fiscal 2010 Executive Incentive Plan and are disclosed in the Summary Compensation Table in the column entitled "Non-Equity Incentive Plan Compensation."

(2) The 2010 Equity Incentive Plan does not provide for a limit on the maximum payout under the Operating Profit Component and therefore a maximum payout is not calculable.

(3) Each option reported in this column was granted pursuant to the 2007 Equity Plan, has a seven-year term and vests over a period of four years from the date of grant in equal monthly increments, subject to continued employment with the Company. The exercise price of each option is equal to 100% of the closing price of the shares underlying the options on the date of grant. The option awards reported in this column are also reflected in the Summary Compensation Table.

(4) The value of an award is based on the aggregate grant date fair value as of the grant date of such award determined pursuant to FASB ASC Topic 718. The exercise price for all options granted to the named executive officers is 100% of the fair market value of the shares on the grant date. Regardless of the value placed on an award on the grant date, the actual value of the award will depend on the market value of the Company's Common Stock at such date in the future when the option is exercised or the stock award is settled.

Outstanding Equity Awards at Fiscal Year-End 2010

The following table provides information on outstanding stock options and RSUs held by the named executive officers as of April 3, 2010.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(1) (#)	Market Value of Shares or Units of Stock That Have Not Vested(2) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(3) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(2) (#)
Moshe N. Gavrielov	406,249	343,751	—	20.46	01/07/08	01/07/15 (4)	—	—	—	—
	65,625	284,375	—	20.57	07/01/09	07/01/16 (7)	—	—	—	—
Jon A. Olson	200,000	—	—	25.66	06/27/05	06/27/15 (5)	—	—	—	—
	74,999	5,001	—	22.80	07/03/06	07/03/16 (6)	—	—	—	—
	38,672	17,578	—	26.97	07/02/07	07/02/14 (7)	—	—	—	—
					07/02/07				11,000	282,480
	26,250	33,750	—	24.29	07/01/08	07/01/15 (7)	—	—	—	—
	18,750	81,250	—	20.57	07/01/09	07/01/16 (7)	—	—	—	—
Victor Peng	77,916	92,084	—	26.34	05/12/08	05/12/15 (4)	—	—	—	—
					05/12/08		15,000	385,200	—	—
	16,875	73,125	—	20.57	07/01/09	07/01/16 (7)		—	—	—
Vincent F. Ratford	47,916	2,084	—	25.84	03/14/06	03/14/16 (5)	—	—	—	—
	5,834	1,166	—	22.80	07/03/06	07/03/16 (6)	—	—	—	—
	35,000	25,000	—	23.02	11/12/07	11/12/14 (7)		—	—	—
					11/12/07		3,334	85,617	—	—
	27,500	32,500	—	26.34	05/12/08	05/12/15 (7)	—	—	—	—
	15,000	65,000	—	20.57	07/01/09	07/01/16	—	—	—	—
Frank A. Tornaghi	42,187	38,813	—	21.98	02/11/08	02/11/15 (4)	—	—	—	—
					02/11/08		4,500	115,560	—	—
	13,125	16,875	—	24.29	07/01/08	07/01/15 (7)	—	—	—	—
	15,000	65,000	—	20.57	07/01/09	07/01/16	—	—	—	—

(1) Vesting of RSUs is time-based. RSUs vest in equal annual installments over a period of four years, subject to continued employment with the Company.

(2) Market value is computed by multiplying the closing price of the Company's stock on the last trading day of the fiscal year by the number of shares reported in the adjacent column. The last trading day for fiscal 2010 was April 1, 2010. The closing price of the Company's stock on April 1, 2010 was $25.68.

(3) In fiscal 2008, performance-based RSUs were awarded to certain named executive officers. The RSUs were granted under the 2007 Equity Plan and vest in annual installments over a period of four years from the date of grant. The number of RSUs vesting, if any, on each annual vesting date depends on the extent to which the performance goal is satisfied. If the performance goal is less than 100% satisfied, only a pro-rated portion of the RSU, if any, will vest on the annual vesting date and the unvested shares for that year will carry over to the next annual vesting date, but cannot carry over beyond that if the performance target is not met. The performance goal for each vesting date is based on the average operating margin percentage achieved by the Company over the two-year period ending on the last day of the Company's most recently completed fiscal year, as compared to the average operating margin percentage of 20 other companies in the logic-based semiconductor industry identified by the Compensation Committee. In order to achieve 100% of the annual vesting amount, the Company must achieve a ranking status in the top one-third of the companies identified by the Compensation Committee. The

next potential vesting date for these performance-based RSUs is July 2, 2010, and a maximum of one-half of the unvested shares set forth in this column may vest on that date.

(4) The stock option vests and becomes exercisable over a period of four years, with 25% of the shares subject to the option vesting six years prior to the expiration date reported for such option in the table above, which is also the first anniversary of the date of grant (the "Initial Vesting Date"), and the remainder of the shares vesting in equal monthly increments over the three years following the Initial Vesting Date, subject to continued employment with the Company.

(5) The stock option vests and becomes exercisable over a period of four years, with 25% of the shares subject to the option vesting nine years prior to the expiration date reported for such option in the table which is also the first anniversary of the date of grant (the "Initial Vesting Date"), and the remainder of the shares vesting in equal monthly increments over the three years following the Initial Vesting Date, subject to continued employment with the Company.

(6) The stock option vests and becomes exercisable over a period of four years, with the shares subject to the option vesting in equal monthly increments beginning on the date ten years prior to the expiration date reported for such option in the table below, subject to continued employment with the Company.

(7) The stock option vests and becomes exercisable over a period of four years, with the shares subject to the option vesting in equal monthly increments beginning on the date seven years prior to the expiration date reported for such option in the table, subject to continued employment with the Company.

Option Exercises and Stock Vested for Fiscal 2010

The following table provides information on stock option exercises by the named executive officers during fiscal 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (1) ($)
Moshe N. Gavrielov	—	—	—	—
Jon A. Olson	—	—	5,501	113,321
Victor Peng	—	—	5,000	93,500
Vincent F. Ratford	—	—	1,667	38,041
Frank A. Tornaghi	—	—	2,250	55,035

(1) The value realized upon vesting is the sum realized by multiplying the number of shares of stock by the market value of the underlying shares on the vesting date.

Deferred Compensation Plan

The Company maintains a nonqualified deferred compensation plan which allows eligible participants, including executive officers and members of the Board, to voluntarily defer receipt of a portion or all of their salary, cash bonus payment or directorship fees, as the case may be, until the dates elected by the participants, thereby allowing the participating employees and Directors to defer taxation on such amounts. This deferred compensation plan is offered to highly compensated employees and non-employee Directors in order to allow them to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as our 401(k) Plan. Further, the Company offers the deferred compensation plan as a competitive practice to enable it to attract and retain top talent by providing employees with an opportunity to save in a tax efficient manner.

Amounts credited to the deferred compensation plan consist only of cash compensation that has been earned and payment of which has been deferred by the participant. Under the deferred compensation plan, the Company is obligated to deliver on a future date the deferred compensation credited to the relevant participant's account, adjusted for any positive or negative investment results from investment alternatives selected by the participant under the deferred compensation plan (the "Obligations"). The Obligations are unsecured general obligations of the Company and rank in parity with other unsecured and subordinated indebtedness of the Company. The Obligations are not transferable, except upon death of a participant. All earnings under the deferred compensation plan are based on the market performance of the investments selected at the direction of the individual participant.

In addition, the Company, acting through the Board, may make discretionary contributions to the accounts of one or more deferred compensation plan participants. In fiscal 2010, there were no discretionary contributions made by the Company to the deferred compensation plan accounts. The deferred compensation plan is evaluated for competitiveness in the marketplace from time to time, but the level of benefits provided is not typically taken into account in determining an executive's overall compensation package for a particular year.

Nonqualified Deferred Compensation for Fiscal 2010

The following table provides information on non-qualified deferred compensation for the named executive officers during fiscal 2010.

Name	Executive Contributions in Last FY(1) ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Moshe N. Gavrielov	—	—	—	—	—
Jon A. Olson	287,668	—	377,253	—	1,566,697
Victor Peng	47,476	—	67,080	—	203,530
Vincent F. Ratford	116,925	—	8,942	—	133,596
Frank A. Tornaghi	—	—	—	—	—

(1) Amounts in column consist of salary and/or bonus earned during fiscal 2010, which is also reported in the Summary Compensation Table.

Potential Payments upon Termination or Change in Control

As described above in the section entitled "Compensation Discussion and Analysis – Employment and Separation Agreements with Named Executive Officers," the Company maintains employment letter agreements with certain of our named executive officers. The narrative and tables that follow describe potential payments and benefits to such executives under their existing employment letter agreements, including payments and benefits that would be due to them in connection with the occurrence of a change in control, assuming their employment terminated and the change in control occurred on April 2, 2010, the last business day of the Company's fiscal year.

Employment Letter Agreement with Moshe N. Gavrielov. Under an employment letter agreement that we entered into with Mr. Gavrielov on January 4, 2008, if the Company terminates Mr. Gavrielov's employment at any time due to disability or other than for "cause" or if Mr. Gavrielov voluntarily terminates his employment for "good reason" (in each case, as defined in his agreement and described below in the section entitled "Definitions of Good Reason, Cause and Change in Control") then subject to Mr. Gavrielov's execution of a release of claims in favor of the Company, he will be eligible for: (i) one year of his base salary; (ii) one year of his target bonus; (iii) one year of medical and dental insurance; (iv) a pro rata portion of his bonus for the fiscal year during which his employment was terminated; and (v) 24 months accelerated vesting of all equity grants received from the Company prior to his termination of employment.

Potential Payments upon Termination of Mr. Gavrielov's Employment. Under his employment agreement, Mr. Gavrielov will receive certain compensation in the event we terminate his employment, as set forth above. Assuming the Company terminated Mr. Gavrielov without cause on April 3, 2010, Mr. Gavrielov would have received the following severance benefits under his employment agreement: (i) a lump sum payment of $700,000, consisting of his annual base salary for fiscal 2010, (ii) a lump sum payment of $700,000, consisting of his target bonus for fiscal 2010, (iii) Company paid COBRA coverage for 12 months valued at $21,531, (iv) a lump sum payment of $343,000, the pro rata portion of his bonus for the fiscal year during which his employment was terminated, and (v) acceleration of the vesting of twenty-four (24) months of stock options to purchase an aggregate of 487,501 shares of Common Stock. Based on the difference between the weighted average exercise price of the options and $25.68, the closing price of our Common Stock on April 1, 2010, the net value of these options would be $2,525,505. The table below calculates all payments to be made to Mr. Gavrielov in connection with such termination:

Annual Base Salary	Annual Target Bonus	Pro Rata Portion of Target Bonus	Medical and Dental Insurance	Value of Options	Total
$700,000	$700,000	$343,000	$21,531	$2,525,505	$4,290,036

Employment Letter Agreement with Jon A. Olson. Under an employment letter agreement that we entered into with Mr. Olson on June 2, 2005, and amended on February 14, 2008, in the event the Company experiences a "change in control" and Mr. Olson is terminated without "cause" (in each case, as defined in his agreement and described below in the section entitled "Definitions of Good Reason, Cause and Change in Control") within one year of such change in control of the Company, and subject to Mr. Olson's execution of a release of claims in favor of the Company, he will be eligible for one year of each of: (i) his base salary, (ii) his target bonus, (iii) medical and dental insurance and (iv) accelerated vesting of equity grants received from the Company prior to such termination of employment.

Potential Payments upon Change in Control and Termination of Mr. Olson's Employment. Under his employment agreement, Mr. Olson will receive certain compensation as set forth above. Assuming the Company had experienced a change in control and Mr. Olson's employment had terminated without cause on April 3, 2010, Mr. Olson would have received the following severance benefits under his employment agreement: (i) a lump sum payment of $460,000, consisting of his annual base salary for fiscal 2010, (ii) a lump sum payment of approximately $345,000, consisting of his target bonus for fiscal 2010, (iii) Company paid COBRA coverage for 12 months valued at $21,531, (iv) acceleration of the vesting of one (1) additional year of stock options to purchase an aggregate of 43,334 shares of Common Stock that were in-the-money as of April 3, 2010, and (v) acceleration of the vesting of one (1) year of 5,500 RSUs. Based on the difference between the weighted average exercise price of the options and $25.68, the closing price of our Common Stock on April 1, 2010, the net value of the stock options would be $158,202. The net value of the RSUs would be $142,340. The table below calculates all payments to be made to Mr. Olson in connection with such termination:

Annual Base Salary	**Annual Target Bonus**	**Medical and Dental Insurance**	**Value of Options**	**Value of RSUs**	**Total**
$460,000	$345,000	$21,531	$158,202	$142,340	$1,127,073

Definitions of Good Reason, Cause and Change in Control. Under Mr. Gavrielov's employment letter agreement, the following events would constitute "Good Reason:" (i) a reduction of 10% or more in his base compensation, target bonus opportunity or guaranteed bonus; (ii) a material reduction in his authority, duties or responsibilities; (iii) his no longer being CEO; or (iv) a relocation of the Company's headquarters outside of the San Francisco Bay Area; provided that Mr. Gavrielov has given the Company notice of, and the Company has failed to cure, the event giving rise to Good Reason and Mr. Gavrielov's employment terminates within six months of the occurrence of such event.

"Cause" under Mr. Gavrielov's employment letter agreement includes: (i) continued neglect of or willful failure or misconduct in the performance of his duties; (ii) a material breach of the Company's Proprietary Information and Inventions Agreement, Code of Conduct or other policies; (iii) fraud, embezzlement or material misappropriation; (iv) conviction of, or entry of a plea of no contest or nolo contendere to a felony; or (v) any continued willful and wrongful act or omission that materially injures the financial condition or business reputation of the Company and its subsidiaries; subject in certain of the above cases to applicable notice and cure periods.

The Company will have "Cause" to terminate Mr. Olson's employment if he: (i) engages in financial fraud or embezzles property of the Company or any of its subsidiaries; (ii) fails to pay an obligation owed to the Company; (iii) breaches a fiduciary duty or deliberately disregards Company policies, which results in loss to the Company; (iv) engages in any activity for any competitor of the Company or any of its subsidiaries; (v) discloses any confidential information or trade secret, or engages in the theft of any trade secret, of the Company or any of its subsidiaries; or (vi) violates securities, antitrust, unfair competition or other laws or otherwise engages in conduct that puts the Company or any of its subsidiaries at substantial risk of violating such laws.

A "Change in Control" will be deemed to have occurred under Mr. Olson's agreement in the event: (i) any person or group acquires more than 50% of the fair market value or voting power of the Company's shares (however, if any one person or more than one person acting as a group, is considered to own more than 50% of the total fair market value or total voting power of the shares of Common Stock of the Company, then the acquisition of additional shares by that person or persons will not be considered to cause a "Change in Control"); (ii) a change in the majority of the members of the board of directors during any 12-month period unless such change is endorsed by a majority of the board members serving prior to the change; or (iii) any person or group acquires all or substantially all of the assets of the Company.

Other than those described above, none of the other named executive officers have severance or change in control agreements with the Company. The Company has not provided any executive officer with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. It assists the Board in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. While the Audit Committee sets the overall corporate tone for quality financial reporting, management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements and implementation of the reporting process including the systems of internal controls and procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations. In accordance with the law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent auditors. The Charter of the Audit Committee can be found at www.investor.xilinx.com under "Corporate Governance."

The Company's external auditors, Ernst & Young LLP, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and expressing opinions on the conformity of the Company's audited financial statements to generally accepted accounting principles in the United States and the effectiveness of the Company's internal control over financial reporting. In carrying out its responsibilities, the Audit Committee has the power to retain outside counsel or other experts and is empowered to investigate any matter with full access to all books, records, facilities and personnel of the Company. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements for the fiscal year ended April 3, 2010 with management and Ernst & Young LLP, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young LLP, matters required to be discussed by Statement on Auditing Standards No. 61 as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T. In addition, the Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with them their independence from the Company and its management.

The Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of April 3, 2010. The Audit Committee has also reviewed and discussed with Ernst & Young LLP its audit of and report on the Company's internal control over financial reporting. The Company published these reports in its Annual Report on Form 10-K for the fiscal year ended April 3, 2010.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended April 3, 2010 for filing with the SEC.

The Audit Committee of the Board of Directors
—John L. Doyle, Chairman
—J. Michael Patterson
—Marshall C. Turner

The foregoing Report of the Audit Committee of the Board of Directors is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Xilinx under the Securities Act or under the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are Philip T. Gianos, J. Michael Patterson and Elizabeth W. Vanderslice. No member of the Compensation Committee is, or was during fiscal 2010, an officer or employee of the Company or any of its subsidiaries or was formerly an officer of the Company or any of its subsidiaries. No member of the Compensation Committee is, or was during fiscal 2010, an executive officer of another company whose board of directors has a comparable committee on which one of the Company's executive officers serves. For further discussion regarding transactions with related parties, see the section above entitled "BOARD MATTERS-Director Independence."

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and Directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of such securities with the SEC. Officers, Directors and greater than 10% beneficial owners are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely upon a review of the copies of such reports furnished to the Company, and written representations from certain reporting persons that no other reports were required, the Company believes that its officers, Directors and greater-than-10% stockholders complied with all Section 16(a) filing requirements during the 2010 fiscal year.

RELATED TRANSACTIONS

Our Audit Committee is responsible for reviewing and approving all related party transactions. Related parties include any of our Directors or executive officers, certain of our stockholders and their immediate family members. This obligation is set forth in writing in the Audit Committee charter. The Audit Committee reviews related party transactions due to the potential for a conflict of interest. A conflict of interest arises when an individual's personal interest interferes with the Company's interests. All transactions identified through our disclosure controls and procedures as potential related party transactions, or transactions that may create a conflict of interest or the appearance of a conflict of interest, are brought to the attention of the Audit Committee for its review. In reviewing related party transactions, the Audit Committee applies the standards set forth in the Company's Code of Conduct and the Directors' Code of Ethics which provide that Directors, officers and employees are to avoid any activity, investment or association that would cause or even appear to cause a conflict of interest. Copies of the Audit Committee Charter, the Code of Conduct and the Directors' Code of Ethics are available on our website at http://www.investor.xilinx.com under "Corporate Governance." For further discussion regarding transactions with related parties, see the section above entitled "BOARD MATTERS–Director Independence."

OTHER MATTERS

As reported by Analog Devices, Inc. ("ADI") in its Form 10-K filed on November 25, 2008, Mr. Fishman and ADI in May 2008 reached a settlement with the SEC concluding the Commission's investigation into ADI's stock option granting practices. Neither Mr. Fishman nor ADI admitted or denied any of the Commission's allegations or findings. The settlement concluded that the appropriate grant dates made by ADI in 1998, 1999 and 2002 should have been, in two instances, one trading day earlier or later and, in one instance, five trading days later. In connection with the settlement, ADI consented to a cease-and-desist order under Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, paid a civil money penalty of $3,000,000, and repriced options granted to Mr. Fishman in 1999 and 2001. Mr. Fishman consented to a cease-and-desist order under Sections 17(a)(2) and (3) of the Securities Act, paid a civil money penalty of $1,000,000, and made a disgorgement payment of $450,000 (plus interest) with respect to options granted in 1998.

The Company knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board may recommend.

THE BOARD OF DIRECTORS

Dated: June 22, 2010

BOARD OF DIRECTORS

Philip T. Gianos
Chairman of the Board

Moshe N. Gavrielov
President and Chief Executive Officer

John L. Doyle

Jerald G. Fishman

William G. Howard, Jr.

J. Michael Patterson

Marshall C. Turner

Elizabeth W. Vanderslice

CORPORATE OFFICERS

Moshe N. Gavrielov
President and Chief Executive Officer

Ivo Bolsens
Senior Vice President and
Chief Technology Officer

Kathleen E. Borneman
Corporate Vice President,
Worldwide Human Resources

Kevin J. Cooney
Corporate Vice President and
Chief Information Officer

Scott R. Hover-Smoot
Corporate Vice President,
General Counsel and Secretary

Jon A. Olson
Senior Vice President and
Chief Financial Officer

Victor Peng
Senior Vice President,
Programmable Platforms Development

Raja G. Petrakian
Senior Vice President,
Worldwide Operations

Krishna Rangasayee
Vice President,
Corporate Strategic Planning

Vincent F. Ratford
Senior Vice President,
Worldwide Marketing

Vincent L. Tong
Senior Vice President,
Worldwide Quality and
New Product Introductions

Frank A. Tornaghi
Senior Vice President,
Worldwide Sales

CORPORATE INFORMATION

Common Stock
Our common stock trades on the NASDAQ Global Select Market under the symbol XLNX. As of May 6, 2010, there were approximately 744 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by the Company to be over 96,000.

Dividend Information
Xilinx currently pays a quarterly common stock dividend. Please refer to the Dividend FAQ page on www.investor.xilinx.com for more information regarding our stock dividend program. Xilinx does not currently offer a Dividend Reinvestment or Direct Purchase Program.

Twelve Month Closing Stock Price Range
April 2009 to March 2010: $18.38 - $27.32

Transfer Agent and Registrar
Please send change of address and other correspondence to:

Computershare Trust Company, N.A.
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
Phone: (781) 575-2879

Inquiries Concerning the Company
If you have questions regarding Xilinx's operations, recent results or historical performance, please contact:.

Xilinx, Inc.
Investor Relations
2100 Logic Drive
San Jose, CA 95124
www.investor.xilinx.com
Email: ir@xilinx.com

Copies of the Xilinx Annual Report, Form 10-K and Proxy are available to all stockholders without charge.

Independent Auditors
Ernst & Young LLP
San Jose, CA

Annual Meeting
The 2010 Xilinx Annual Meeting of Stockholders will be held on Wednesday, August 11, 2010 at 11:00 a.m. Pacific Daylight Time at Xilinx, Inc., 2050 Logic Drive, San Jose, CA 95124.

XILINX®

CORPORATE HEADQUARTERS

Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124-3400
United States of America
Tel: (408) 559-7778

EUROPEAN HEADQUARTERS

Xilinx Ireland
Logic Drive
Citywest Business Campus
Saggart, County Dublin
Ireland
Tel: (353) 1-464-0311

ASIA PACIFIC HEADQUARTERS

Xilinx Asia Pacific Pte. Ltd.
5 Changi Business Park Vista
Singapore 486040
Tel: (65) 6407-3000

www.xilinx.com

